   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 21, 1999

                                                      REGISTRATION NO. 333-84035
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                     INTERNAP NETWORK SERVICES CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             WASHINGTON                              7374                              91-896926
  (STATE OR OTHER JURISDICTION OF        (PRIMARY STANDARD INDUSTRIAL               (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)             IDENTIFICATION NUMBER)

                          601 UNION STREET, SUITE 1000
                           SEATTLE, WASHINGTON 98101
                                 (206) 441-8800
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              ANTHONY C. NAUGHTIN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                     INTERNAP NETWORK SERVICES CORPORATION
                          601 UNION STREET, SUITE 1000
                           SEATTLE, WASHINGTON 98101
                                 (206) 441-8800
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)


                                   COPIES TO:

             CHRISTOPHER W. WRIGHT, ESQ.                            PETER E. WILLIAMS III, ESQ.
               DOUGLAS H. HAEUBER, ESQ.                                 VICTOR H. SIM, ESQ.
                H. MARLOW GREEN, ESQ.                                  MAILE Y.C. YANG, ESQ.
                  COOLEY GODWARD LLP                                  MORRISON & FOERSTER LLP
                 5200 CARILLON POINT                                     755 PAGE MILL ROAD
               KIRKLAND, WA 98033-7355                                PALO ALTO, CA 94304-1018
                    (425) 893-7700                                         (650) 813-5652


        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after the Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering. [ ]
---------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
---------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                                                               PROPOSED MAXIMUM     PROPOSED MAXIMUM
   TITLE OF EACH CLASS OF SECURITIES        AMOUNT TO BE      OFFERING PRICE PER   AGGREGATE OFFERING        AMOUNT OF
           TO BE REGISTERED                 REGISTERED(1)          SHARE(2)             PRICE(2)         REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value per
  share................................      10,005,000             $15.00            $150,075,000          $41,721(3)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

(1) Includes 1,305,000 shares which the underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(g) under the Securities Act of 1933, as amended.

(3) $41,700 of this amount has been previously paid.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (Subject to Completion)


Issued September 21, 1999


                                8,700,000 Shares

                                [INTERNAP LOGO]

                                  COMMON STOCK

                           -------------------------

INTERNAP NETWORK SERVICES CORPORATION IS OFFERING 8,700,000 SHARES OF ITS COMMON STOCK. THIS IS OUR INITIAL PUBLIC OFFERING AND NO PUBLIC MARKET CURRENTLY EXISTS FOR OUR SHARES. WE ANTICIPATE THAT THE INITIAL PUBLIC OFFERING PRICE WILL BE BETWEEN $13 AND $15 PER SHARE.

                           -------------------------

WE HAVE APPLIED TO LIST OUR COMMON STOCK ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "INAP."

                           -------------------------

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.
                           -------------------------

                            PRICE $          A SHARE

                           -------------------------

                                                       UNDERWRITING
                                        PRICE TO       DISCOUNTS AND      PROCEEDS
                                         PUBLIC         COMMISSIONS      TO INTERNAP
                                     ---------------  ---------------  ---------------
Per Share..........................  $                $                $
Total..............................  $                $                $

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

InterNAP has granted the underwriters the right to purchase up to an additional 1,305,000 shares of common stock to cover over-allotments. Morgan Stanley & Co.
Incorporated expects to deliver the shares to purchasers on                ,
1999.

                           -------------------------

MORGAN STANLEY DEAN WITTER
                  CREDIT SUISSE FIRST BOSTON
                                    DONALDSON, LUFKIN & JENRETTE
                                                  HAMBRECHT & QUIST
                    , 1999

                                                           (Inside Front Cover)



New version of inside front cover artwork:

[INTERNAP LOGO]

The current Internet architecture was not designed for today's level of traffic flows resulting in slow and unreliable Internet performance.

A cause of slow performance on the Internet is the loss of data as it travels from one network to another. This results in slow and unreliable performance that can frustrate Internet users.

Internet data loss

[Graphic depicting interaction between network backbones and public network access points and private peering points]

InterNAP provides high performance Internet connectivity service that is faster and more reliable than conventional service.

Delivering network quality without peer.(TM)

Our P-NAP technology routes data over the Internet in a way that reduces data loss, resulting in better Internet performance and quality of service for Internet users.

Direct delivery routing minimizes data loss

[Graphic depicting interaction between network backbones and InterNAP P-NAP]

                                                             (Inside Back Cover)


                                       *
                                    INTERNAP
                              1999 P-NAP Locations




                [Graphic of map depicting 1999 P-NAP locations]









*  Operational P-NAPs

*  P-NAPs to be operational by the end of 1999

                               TABLE OF CONTENTS


                                      PAGE
                                      ----
Prospectus Summary..................    3
Risk Factors........................    7
Use of Proceeds.....................   18
Dividend Policy.....................   18
Capitalization......................   19
Dilution............................   20
Selected Financial Data.............   21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................   22
Business............................   33



                                      PAGE
                                      ----
Management..........................   45
Certain Transactions................   56
Principal Shareholders..............   59
Description of Capital Stock........   62
Shares Eligible for Future Sale.....   65
Underwriters........................   68
Legal Matters.......................   70
Experts.............................   70
Where You Can Find More
  Information.......................   71
Index to Financial Statements.......  F-1


                           -------------------------

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

     In this prospectus, "InterNAP," "we," "us," and "our" refer to InterNAP Network Services Corporation and not to the underwriters. Unless otherwise indicated, all information contained in this prospectus:

     - Gives effect to the conversion of all outstanding shares of preferred stock into 49,469,479 shares of common stock upon the closing of this offering; and

     - Assumes no exercise of the underwriters' over-allotment option.

     UNTIL              , 1999, 25 DAYS AFTER COMMENCEMENT OF THIS OFFERING, ALL
DEALERS THAT BUY, SELL OR TRADE OUR COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

     InterNAP(R) and P-NAP(R) are registered trademarks of InterNAP. All other brand names or trademarks appearing in this prospectus are the property of their respective holders.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering, risks affecting our company and our financial statements and the notes to our financial statements appearing elsewhere in this prospectus.

                     INTERNAP NETWORK SERVICES CORPORATION


     InterNAP is a leading provider of fast, reliable and centrally managed Internet connectivity services targeted at businesses seeking to maximize the performance of mission-critical Internet-based applications. Customers connected to one of our Private-Network Access Points, or P-NAPs, which are our patented network routing infrastructures coupled with our proprietary ASsimilator routing technology, have their data optimally routed to and from destinations on the Internet in a manner that minimizes data loss resulting in better performance. We offer our high performance Internet connectivity services at dedicated line speeds of 1.5 Megabits per second, or Mbps, to 155 Mbps to customers desiring higher transmission speeds, lower instances of data loss and greater quality of service than they could receive from conventional Internet connectivity providers. As of June 30, 1999, we provided consistent high performance Internet connectivity services to approximately 120 customers, including Amazon.com, Fidelity Investments, Go2Net, ITXC, Nasdaq, TheStreet.com and WebTV, each of which represented at least 1% of our June 1999 revenues.


THE OPPORTUNITY

     The Internet is rapidly becoming a critically important medium for communications and commerce. However, businesses are unable to benefit from the full potential of the Internet due, in part, to slow and unreliable data transfers. This results primarily from the way Internet backbone networks exchange data, current routing technologies and the Internet's architecture, which was not designed to support today's large volumes of traffic. To compound this problem, Internet traffic is expected to grow rapidly. In addition, widespread adoption of applications that rely on network quality require consistent, high speed data transfer. We believe the future of Internet connectivity services will be driven by providers that, through high performance Internet routing services, enable businesses to successfully execute their mission-critical Internet-based applications over the public network infrastructures.

OUR SOLUTION


     We provide high performance Internet connectivity services through the deployment of P-NAPs. Our P-NAPs maintain high speed, dedicated connections to major global Internet backbone networks, such as AGIS, AT&T, Cable & Wireless USA, GTE Internetworking, ICG Communications, Intermedia, PSINet, Sprint, UUNET and Verio. Our technology platform optimally routes our customers' data through these multiple backbone networks, generally bypassing Internet traffic congestion and reducing data loss that frequently occurs at Internet data exchange points known as public network access points and private peering points. We currently operate eight P-NAPs which are located in the Atlanta, Boston, Chicago, Los Angeles, New York, San Jose, Seattle and Washington, D.C. metropolitan areas, and expect to complete the deployment of four additional P-NAPs in the Dallas, Miami, New York and Philadelphia metropolitan areas by the end of 1999.

     Our services provide the following key advantages:

     - High Performance Connectivity. We route our customers' traffic over the Internet in a way that we believe provides consistently greater speed, superior end-to-end control, predictability and reliability, than services offered by conventional Internet connectivity providers.

     - Highly Reliable Network Architecture. P-NAPs are designed with a highly redundant network infrastructure, such that any of the Internet backbones connected to a P-NAP can be used to instantly reroute customers' data in the event of a backbone provider network outage.

     - Superior Route Optimization and Management. Our proprietary routing technology and network management system provide us with data to manage network traffic and to offer economic settlements to backbone providers for the transfer of our customers' data.

     - Scalability and Flexibility. We manage each P-NAP independently and make connection upgrades locally as required with each backbone provider. This allows us to more readily scale our capacity as traffic levels increase, without the need to make uniform upgrades throughout our system of P-NAPs.

     - Superior Customer Service and Support. Our customers receive the benefit of our proprietary network monitoring and reporting tools and a single point of contact with our highly skilled engineers for support inquiries, network troubleshooting and diagnosis 24 hours a day, seven days a week.

OUR STRATEGY

     Our objective is to be the leading provider of high performance Internet connectivity services that enable businesses to run mission-critical Internet-based applications over the public Internet and to establish and maintain the standard of quality for Internet connectivity services. To achieve this objective we intend to:

     - Enhance our core technologies to provide the highest performance Internet connectivity services.

     - Continue to provide superior customer service and support.

     - Expand our geographic coverage in key markets.

     - Continue to build our brand awareness.

     - Continue to target strategic markets.

     - Maintain backbone provider neutrality.

                            ------------------------

     We are a Washington corporation. Our principal executive offices are located at 601 Union Street, Suite 1000, Seattle, Washington 98101, and our telephone number is (206) 441-8800. We maintain a worldwide web site at www.internap.com. The reference to our worldwide web address does not constitute incorporation by reference of the information contained at this site.

                                  THE OFFERING

Common stock offered....................      8,700,000 shares

Common stock to be outstanding after the
offering................................     62,201,228 shares

Use of proceeds.........................     We intend to use the net proceeds
                                             from the offering for capital
                                             expenditures and general corporate
                                             purposes. See "Use of Proceeds."

Proposed Nasdaq National Market
Symbol..................................     INAP

     The foregoing information is based upon the number of shares of common stock outstanding as of June 30, 1999. This information does not include, as of June 30, 1999:

     - 5,035,000 shares reserved for issuance under our 1998 Stock Option/Stock Issuance Plan, of which 4,132,622 shares were subject to outstanding options;

     - 6,500,000 shares reserved for issuance under our 1999 Equity Incentive Plan, of which 2,004,000 shares were subject to outstanding options;

     - 500,000 shares reserved for issuance under our 1999 Non-Employee Director Stock Option Plan;

     - 1,500,000 shares reserved for issuance under our 1999 Employee Stock Purchase Plan; and

     - 600,136 shares issuable upon exercise of outstanding warrants. See "Description of Capital Stock" and "Management -- Incentive Stock Plans."


     The foregoing information excludes 1,536,098 shares of common stock and a warrant to purchase 768,049 shares of common stock to be issued to Inktomi Corporation in a private placement that will close at the same time or immediately after the closing of our initial public offering and warrants to purchase 100,000 shares of common stock issued to seven shareholders in connection with our standby credit facility.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                          PERIOD FROM
                                           INCEPTION         YEAR ENDED        SIX MONTHS ENDED
                                         (MAY 1, 1996)      DECEMBER 31,           JUNE 30,
                                        TO DECEMBER 31,   -----------------   ------------------
                                             1996          1997      1998      1998       1999
                                        ---------------   -------   -------   -------   --------
STATEMENT OF OPERATIONS DATA:
Revenues..............................      $   44        $ 1,045   $ 1,957   $   731   $  3,410
Total operating costs and expenses....         961          2,455     8,907     2,277     19,862
Loss from operations..................        (917)        (1,410)   (6,950)   (1,546)   (16,452)
Net loss..............................        (959)        (1,609)   (6,973)   (1,461)   (16,149)
Basic and diluted net loss per
  share...............................      $ (.29)       $  (.48)  $ (2.09)  $  (.44)  $  (4.78)
Weighted average shares used in
  computing basic and diluted net loss
  per share...........................       3,333          3,333     3,336     3,336      3,378
Pro forma basic and diluted net loss
  per share...........................                              $  (.31)            $   (.34)
Weighted average shares used in
  computing pro forma basic and
  diluted net loss per share..........                               22,733               47,771

     Shares used in computing pro forma basic and diluted net loss per share include the shares used in computing basic and diluted net loss per share adjusted for the conversion of preferred stock into shares of common stock, as if the conversion occurred at the date of original issuance.


     The following table presents summary balance sheet data at June 30, 1999. The pro forma as adjusted column in the balance sheet data below gives effect to the conversion of our preferred stock outstanding as of June 30, 1999 into 49,469,479 shares of common stock, the receipt of the net proceeds from the sale of 8,700,000 shares of common stock at an assumed initial public offering price of $14.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and the net proceeds from the sale of 1,536,098 shares of common stock to Inktomi in a private placement at an assumed price of $13.02 per share, after deducting the private placement fee.



                                                                 AS OF JUNE 30, 1999
                                                              -------------------------
                                                                           PRO FORMA
                                                              ACTUAL      AS ADJUSTED
                                                              -------    --------------
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $13,296       $144,470
Total assets................................................   30,830        162,004
Capital lease obligations, less current portion.............    6,776          6,776
Total shareholders' equity..................................   17,274        148,448

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently think are immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be seriously harmed. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

     WE HAVE A HISTORY OF LOSSES, EXPECT FUTURE LOSSES AND MAY NOT ACHIEVE OR SUSTAIN ANNUAL PROFITABILITY

     We have incurred net losses in each quarterly and annual period since we began operations. We incurred a net loss of $1.6 million for the year ended December 31, 1997 and a net loss of $7.0 million for the year ended December 31, 1998. Our net loss for the six months ended June 30, 1999 was $16.1 million. As of June 30, 1999, our accumulated deficit was $25.7 million. As a result of our expansion plans, we expect to incur net losses and negative cash flows from operations on a quarterly and annual basis for at least 24 months, and we may never become profitable.

     OUR LIMITED OPERATING HISTORY MAKES IT DIFFICULT TO EVALUATE OUR PROSPECTS

     The revenue and income potential of our business and market is unproven, and our limited operating history makes it difficult to evaluate our prospects. We have only been in existence since 1996, and our services are only offered in limited regions. You should consider and evaluate our prospects in light of the risks and difficulties frequently encountered by relatively new companies, particularly companies in the rapidly evolving Internet infrastructure and connectivity markets.

     NEGATIVE MOVEMENTS IN OUR QUARTERLY OPERATING RESULTS MAY DISAPPOINT ANALYSTS' EXPECTATIONS, WHICH COULD HAVE A NEGATIVE IMPACT ON OUR STOCK PRICE

     Should our results of operations from quarter to quarter fail to meet the expectations of public market analysts and investors, our stock price could suffer. Any significant unanticipated shortfall of revenues or increase in expenses could negatively impact our expected quarterly results of operations should we be unable to make timely adjustments to compensate for them. Furthermore, a failure on our part to estimate accurately the timing or magnitude of particular anticipated revenues or expenses could also negatively impact our quarterly results of operations.


     Because our quarterly results of operations have fluctuated in the past and will continue to fluctuate in the future, you should not rely on the results of any past quarter or quarters as an indication of future performance in our business operations or stock price. For example, increases in our quarterly revenues for the quarters ended March 31, 1998 through June 30, 1999 have varied between 30% and 74%, and total operating costs and expenses, as a percentage of revenues, have fluctuated between 310% and 609%. Fluctuations in our quarterly operating results depend on a number of factors. Some of these factors are industry risks over which we have no control including the introduction of new services by our competitors, fluctuations in the demand and sales cycle for our services, fluctuations in the market for qualified sales and other personnel, changes in the prices for Internet connectivity we pay backbone providers and our ability to obtain local loop connections to our P-NAPs at favorable prices.


     Other factors that may cause fluctuations in our quarterly operating results arise from strategic decisions we have made or will make with respect to the timing and magnitude of capital expenditures such as those associated with the deployment of additional P-NAPS and the terms of our Internet connectivity purchases. For example, our practice is to purchase Internet connectivity from backbone providers at new P-NAPs before customers are secured. We also have agreed to purchase Internet connectivity from some providers without regard to the amount we resell to our customers.

     IF WE ARE UNABLE TO MANAGE COMPLICATIONS THAT ARISE DURING DEPLOYMENT OF NEW P-NAPS, WE MAY NOT SUCCEED IN OUR EXPANSION PLANS

     Any delay in the opening of new P-NAPs would significantly harm our plans to expand our business. In our effort to deploy new P-NAPs, we face various risks associated with significant construction projects, including identifying and locating P-NAP sites, construction delays, cost estimation errors or overruns, equipment and material delays or shortages, the inability to obtain necessary permits on a timely basis, if at all, and other factors, many of which are beyond our control and all of which could delay the deployment of a new P-NAP facility. The deployment of new P-NAPs, each of which takes approximately four to six months to complete, is a key element of our business strategy. In addition to our eight existing locations, we are planning to continue to deploy P-NAPs across a wide range of geographic regions. Although we do market research in a geographic area before deploying a P-NAP, we do not enter into service contracts with customers prior to building a new P-NAP.

     WE MAY BE UNABLE TO EFFECTIVELY INTEGRATE NEW P-NAPS INTO OUR EXISTING NETWORK, WHICH COULD DISRUPT OUR SERVICE

     New P-NAP facilities, if completed, will result in substantial new operating expenses, including expenses associated with hiring, training, retaining and managing new employees, provisioning capacity from backbone providers, purchasing new equipment, implementing new systems, leasing additional real estate and incurring additional depreciation expense. In addition, if we do not institute adequate financial and managerial controls, reporting systems, and procedures with which to operate multiple facilities in geographically dispersed locations, our operations will be significantly harmed.


     BECAUSE OUR REVENUES DEPEND HEAVILY ON A FEW SIGNIFICANT CUSTOMERS, A LOSS OF MORE THAN ONE OF THESE SIGNIFICANT CUSTOMERS COULD REDUCE OUR REVENUES


     We currently derive a substantial portion of our total revenues from a limited number of customers, and the revenues from these customers may not continue. For the six months ended June 30, 1999, revenues from U.S. Electrodynamics, Inc. represented 10.6% of our total revenues. For the year ended December 31, 1998, revenues from Go2Net represented 13.6% of our total revenues. For the year ended December 31, 1997, revenues from Starcom Service Corporation represented 20.8% of our total revenues and Go2Net represented 18.1% of our total revenues. Typically, the agreements with our customers are based on our standard terms and conditions of service and generally have terms ranging from one year to three years. Revenues from these customers or from other customers that have accounted for a significant portion of our revenues in past periods, individually or as a group, may not continue. If such revenues do continue, they may not reach or exceed historical levels in any future period. For example, in 1998 Starcom defaulted on its payments to us, subsequently filed for bankruptcy and is no longer a customer of ours. In addition, we may not succeed in diversifying our customer base in future periods. Accordingly, we may continue to derive a significant portion of our revenues from a relatively small number of customers. Further, we have had limited experience with the renewal of contracts by customers whose initial service contract terms have been completed and these customers may not renew their contracts with us.

     IF WE ARE UNABLE TO CONTINUE TO RECEIVE COST-EFFECTIVE SERVICE FROM OUR BACKBONE PROVIDERS, WE MAY NOT BE ABLE TO PROVIDE OUR INTERNET CONNECTIVITY SERVICES ON PROFITABLE TERMS AND THESE BACKBONE PROVIDERS MAY NOT CONTINUE TO PROVIDE SERVICE TO US


     In delivering our services, we rely on Internet backbones which are built and operated by others. In order to be able to provide optimal routing to our customers through our P-NAPs, we must purchase connections from several Internet backbone providers. We cannot assure you that these Internet backbone providers will continue to provide service to us on a cost-effective basis, if at all, or that these providers will provide us with additional capacity to adequately meet customer demand. Furthermore, it is very unlikely that we could replace our Internet backbone providers on comparable terms.

     Currently, in each of our fully operational P-NAPs, we have connections to at least six of the following 10 backbone providers: Apex Global Information Systems (AGIS), AT&T, Cable & Wireless USA, Inc., GTE Internetworking, Inc., ICG Communications, Intermedia Communications Inc., PSINet, Inc., Sprint Internet Services, UUNET, an MCI WorldCom Company, and Verio, Inc. In addition, we do not begin to operate a P-NAP until it is connected to at least two of the following four backbone providers: UUNET, Sprint, Cable & Wireless USA and GTE Internetworking. We may be unable to maintain relationships with, or obtain necessary additional capacity from, these backbone providers. Furthermore, we may be unable to establish and maintain relationships with other backbone providers that may emerge or that are significant in geographic areas in which we locate our P-NAPs.


     COMPETITION FROM MORE ESTABLISHED COMPETITORS WHO HAVE GREATER REVENUES COULD DECREASE OUR MARKET SHARE



     The Internet connectivity services market is extremely competitive, and there are few substantial barriers to entry. We expect competition from existing competitors to intensify in the future, and we may not have the financial resources, technical expertise, sales and marketing abilities or support capabilities to compete successfully in our market. Many of our existing competitors have greater market presence, engineering and marketing capabilities, and financial, technological and personnel resources than we do. As a result, our competitors may have several advantages over us as we seek to develop a greater market presence.



     Our competitors currently include backbone providers that provide us connectivity services, including AGIS, AT&T, Cable & Wireless USA, GTE Internetworking, ICG Communications, Intermedia, PSINet, Sprint, UUNET and Verio, regional Bell operating companies which offer Internet access, and global, national and regional Internet service providers.



     In addition, if we are successful in implementing our international expansion, we expect to encounter additional competition from international Internet service providers as well as international telecommunications companies.



     COMPETITION FROM NEW COMPETITORS COULD DECREASE OUR MARKET SHARE



     We also believe that new competitors will enter our market. Such new competitors could include computer hardware, software, media and other technology and telecommunications companies. A number of telecommunications companies and online service providers have announced plans to offer or expand, their network services. For example, GTE Internetworking, PSINet and Verio have expanded their Internet access products and services through acquisition. Further, the ability of some of these potential competitors to bundle other services and products with their network services could place us at a competitive disadvantage. Various companies are also exploring the possibility of providing, or are currently providing, high-speed data services using alternative delivery methods including the cable television infrastructure, direct broadcast satellites, wireless cable and wireless local loop. In addition, Internet backbone providers may make technological developments, such as improved router technology, that will enhance the quality of their services.


     PRICING PRESSURE COULD DECREASE OUR MARKET SHARE


     Increased price competition or other competitive pressures could erode our market share. We currently charge, and expect to continue to charge, more for our Internet connectivity services than our competitors. For example, our current standard pricing is approximately 4% more than UUNET's current standard pricing and approximately 18% more than Sprint's current standard pricing. By bundling their services and reducing the overall cost of their solutions, telecommunications companies that compete with us may be able to provide customers with reduced communications costs in connection with their Internet connectivity services or private network services, thereby significantly increasing the pressure on us to decrease our prices. We may not be able to offset the effects of any such price reductions even with an increase in the number of our customers, higher revenues from enhanced services, cost reductions or otherwise. In addition, we believe that the Internet connectivity industry is likely to encounter consolidation in the future. Consolidation could result in increased pressure on us to decrease our prices.

     A FAILURE IN OUR NETWORK OPERATIONS CENTER, P-NAPS OR COMPUTER SYSTEMS WOULD CAUSE A SIGNIFICANT DISRUPTION IN THE PROVISION OF OUR INTERNET CONNECTIVITY SERVICES

     Although we have taken precautions against systems failure, interruptions could result from natural disasters as well as power loss, telecommunications failure and similar events. Our business depends on the efficient and uninterrupted operation of our network operations center, our P-NAPs and our computer and communications hardware systems and infrastructure. We currently have one network operations center located in Seattle, and we have eight P-NAPs which are located in the Atlanta, Boston, Chicago, Los Angeles, New York, San Jose, Seattle and Washington, D.C. metropolitan areas. If we experience a problem at our network operations center, we may be unable to provide Internet connectivity services to our customers, provide customer service and support or monitor our network infrastructure and P-NAPs, any of which would seriously harm our business.


     OUR BRAND IS NOT WELL-KNOWN, AND FAILURE TO DEVELOP BRAND RECOGNITION COULD HURT OUR ABILITY TO COMPETE EFFECTIVELY


     To successfully execute our strategy, we must strengthen our brand awareness. If we do not build our brand awareness, our ability to realize our strategic and financial objectives could be hurt. Many of our competitors have well-established brands associated with the provision of Internet connectivity services. To date, our market presence has been limited principally to the Atlanta, Boston, Chicago, Los Angeles, New York, San Jose, Seattle and Washington D.C. metropolitan areas. To date, we have attracted our existing customers primarily through a relatively small sales force and word of mouth. In order to build our brand awareness, we intend to significantly increase our marketing efforts, which may not be successful, and we must continue to provide high quality services. As part of our brand building efforts, we expect to increase our marketing budget substantially as well as our marketing activities, including advertising, tradeshows, direct response programs and new P-NAP launch events. We may not succeed as planned.


     BECAUSE ANY OF OUR KEY EMPLOYEES COULD TERMINATE HIS OR HER EMPLOYMENT AT WILL, WE MAY BE UNABLE TO RETAIN SUFFICIENT NUMBERS OF QUALIFIED PERSONNEL


     Our future performance depends to a significant degree upon the continued contributions of our executive management team and key technical personnel. The loss of any member of our executive management team or a key technical employee, such as our Chief Executive Officer, Anthony Naughtin, our Chief Technology Officer, Christopher Wheeler, or our Chief Financial Officer, Paul

McBride, could significantly harm us. Any of our officers or employees can terminate his or her relationship with us at any time. To the extent that we are able to expand our operations and deploy additional P-NAPs, our workforce will be required to grow. Accordingly, our future success depends on our ability to attract, hire, train and retain a substantial number of highly skilled management, technical, sales, marketing and customer support personnel. Competition for qualified employees is intense. Consequently, we may not be successful in attracting, hiring, training and retaining the people we need, which would seriously impede our ability to implement our business strategy.

     IF WE ARE NOT ABLE TO SUPPORT OUR RAPID GROWTH EFFECTIVELY, OUR EXPANSION PLANS MAY BE FRUSTRATED OR MAY FAIL

     Our inability to manage growth effectively would seriously harm our plans to expand our Internet connectivity services into new markets. Since the introduction of our Internet connectivity services, we have experienced a period of rapid growth and expansion which has placed, and continues to place, a significant strain on all of our resources. For example, as of December 31, 1996 we had one operational P-NAP and nine employees compared to seven operational P-NAPs and 221 full-time employees as of June 30, 1999. In addition, we had $44,000 in revenues for the period from May 1, 1996 to December 31, 1996 compared to $3.4 million in revenues for the six months ended June 30, 1999. We expect our growth to continue to strain our management, operational and financial resources. For example, we may not be able to install adequate financial control systems in an efficient and timely manner, and our current or planned information systems, procedures and controls may be inadequate to support our future operations. The difficulties associated with installing and implementing new systems, procedures and controls may place a significant burden on our management and our internal resources. Our plans to rapidly deploy additional P-NAPs could place a significant strain on our management's time and resources.


     BECAUSE WE HAVE NO EXPERIENCE OPERATING INTERNATIONALLY, OUR INTERNATIONAL EXPANSION MAY BE LIMITED


     Although we currently operate in eight domestic metropolitan markets, a key component of our strategy is to expand into international markets. We have no experience operating internationally. We may not be able to adapt our services to international markets or market and sell these services to customers abroad. In addition to general risks associated with international business expansion, we face the following specific risks in our international business expansion plans:

     - difficulties in establishing and maintaining relationships with foreign backbone providers and local vendors, including co-location and local loop providers; and

     - difficulties in locating, building and deploying P-NAPs in foreign countries and managing P-NAPs and network operations centers across disparate geographic areas.

     We may be unsuccessful in our efforts to address the risks associated with our currently proposed international operations and our international sales growth may therefore be limited.


     IF WE FAIL TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY, WE MAY LOSE RIGHTS TO SOME OF OUR MOST VALUABLE ASSETS


     We believe that patents and other intellectual property rights are important to our business and our future success. We file patent applications to protect our technology, inventions and improvements to inventions that we consider important to our business. The United States Patent and Trademark Office, USPTO, has recently notified us that it has allowed the claims in our initial patent application. Additional claims that were included by amendment in that application are still pending. We cannot assure you that the USPTO will allow any additional claims under our patent application, or, if allowed, that any patent issued may not provide significant proprietary protection or commercial advantage to us. It is possible that any patents that have been or may be issued to us could still be successfully challenged by third parties, which could result in our loss of the right to prevent others from exploiting the inventions claimed in those patents. Further, current and future competitors may independently develop similar technologies, duplicate our services and products or design around any patents that may be issued to us. In addition, effective patent protection may not be available in every country in which we intend to do business.


     In addition to patent protection, we believe the protection of our copyrightable materials, trademarks and trade secrets is important to our future success. We rely on a combination of laws, such as copyright, trademark and trade secret laws and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. In particular, we generally enter into confidentiality agreements with our employees and nondisclosure agreements with our customers and corporations with whom we have strategic relationships. In addition, we generally register our important trademarks with the USPTO to preserve their value and establish proof of our ownership and use of these trademarks. Any trademarks that may be issued to us may not provide significant proprietary protection or commercial advantage to us. Despite any precautions that we have taken, intellectual property laws and contractual restrictions may not be sufficient to prevent misappropriation of our technology or deter others from developing similar technology.

     WE MAY FACE LITIGATION AND LIABILITY DUE TO CLAIMS OF INFRINGEMENT OF THIRD PARTY INTELLECTUAL PROPERTY RIGHTS

     The telecommunications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights to technologies that are important to our business. Any claims that our services infringe or may infringe proprietary rights of third parties, with or without merit, could be time-consuming, result in costly litigation, divert the efforts of our technical and management personnel or require us to enter into royalty or licensing agreements, any of which could significantly harm our operating results. In addition, in our customer agreements, we agree to indemnify our customers for any expenses or liabilities resulting from claimed infringement of patents, trademarks or copyrights of third parties. If a claim against us were to be successful and we were not able to obtain a license to the relevant or a substitute technology on acceptable terms or redesign our products to avoid infringement, our ability to compete successfully in our competitive market would be impaired.


     BECAUSE WE DEPEND ON THIRD PARTY SUPPLIERS FOR KEY COMPONENTS OF OUR NETWORK INFRASTRUCTURE, FAILURES OF THESE SUPPLIERS TO DELIVER THEIR COMPONENTS AS AGREED COULD HINDER OUR ABILITY TO PROVIDE OUR SERVICES ON A COMPETITIVE AND TIMELY BASIS


     Any failure to obtain required products or services from third party suppliers on a timely basis and at an acceptable cost would affect our ability to provide our Internet connectivity services on a competitive and timely basis. We are dependent on other companies to supply various key components of our infrastructure, including the local loops between our P-NAPs and our Internet backbone providers and between our P-NAPs and our customers' networks. In addition, the routers and switches used in our network infrastructure are currently supplied by a limited number of vendors, including Cisco Systems, Inc. Additional sources of these products may not be available in the future on satisfactory terms, if at all. We purchase these products pursuant to purchase orders placed from time to time. We do not carry significant inventories of these products, and we have no guaranteed supply arrangements with our vendors. We have in the past experienced delays in receiving shipments of equipment purchased. To date, these delays have neither been material nor have adversely affected us, but these delays could affect our ability to deploy P-NAPs in the future on a timely basis. If Cisco Systems does not provide us with its routers, or if our limited source suppliers fail to provide products or services that comply with evolving Internet and telecommunications standards or that interoperate with other products or services we use in our network infrastructure, we may be unable to meet our customer service commitments.

     WE MAY REQUIRE ADDITIONAL CAPITAL IN THE FUTURE AND MAY NOT BE ABLE TO SECURE ADEQUATE FUNDS ON TERMS ACCEPTABLE TO US

     The expansion and development of our business will require significant capital, which we may be unable to obtain, to fund our capital expenditures and operations, including working capital needs. Our principal capital expenditures and lease payments include the purchase, lease and installation of network equipment such as routers, telecommunications equipment and other computer equipment. The timing and amount of our future capital requirements may vary significantly depending on numerous factors, including regulatory, technological, competitive and other developments in our industry. During the next twelve months, we expect to meet our cash requirements with existing cash, cash equivalents and short-term investments, the net proceeds from this offering and cash flow from sales of our services. However, our capital requirements depend on several factors, including the rate of market acceptance of our services, the ability to expand our customer base, the rate of deployment of additional P-NAPs and other factors. If our capital requirements vary materially from those currently planned, or if we fail to generate sufficient cash flow from the sales of our services, we may require additional financing sooner than anticipated or we may have to delay or abandon some or all of our development and expansion plans or otherwise forego market opportunities.

     We may not be able to obtain future equity or debt financing on favorable terms, if at all. In addition, our credit agreement contains covenants restricting our ability to incur further indebtedness. Future borrowing instruments such as credit facilities and lease agreements are likely to contain similar or more restrictive covenants and will likely require us to pledge assets as security for borrowings thereunder. Our inability to obtain additional capital on satisfactory terms may delay or prevent the expansion of our business.

RISKS RELATED TO OUR INDUSTRY


     BECAUSE THE DEMAND FOR OUR SERVICES DEPENDS ON CONTINUED GROWTH IN USE OF THE INTERNET, A SLOWING OF THIS GROWTH COULD HARM THE DEVELOPMENT OF THE DEMAND FOR OUR SERVICES


     Critical issues concerning the commercial use of the Internet remain unresolved and may hinder the growth of Internet use, especially in the business market we target. Despite growing interest in the varied commercial uses of the Internet, many businesses have been deterred from purchasing Internet connectivity services for a number of reasons, including inconsistent or unreliable quality of service, lack of availability of cost-effective, high-speed options, a limited number of local access points for corporate users, inability to integrate business applications on the Internet, the need to deal with multiple and frequently incompatible vendors and a lack of tools to simplify Internet access and use. Capacity constraints caused by growth in the use of the Internet may, if left unresolved, impede further development of the Internet to the extent that users experience delays, transmission errors and other difficulties. Further, the adoption of the Internet for commerce and communications, particularly by those individuals and enterprises that have historically relied upon alternative means of commerce and communication, generally requires an understanding and acceptance of a new way of conducting business and exchanging information. In particular, enterprises that have already invested substantial resources in other means of conducting commerce and exchanging information may be particularly reluctant or slow to adopt a new strategy that may make their existing personnel and infrastructure obsolete. The failure of the market for business related Internet solutions to further develop could cause our revenues to grow more slowly than anticipated and reduce the demand for our services.

     BECAUSE THE INTERNET CONNECTIVITY MARKET IS NEW AND ITS VIABILITY IS UNCERTAIN, THERE IS A RISK THAT OUR SERVICES MAY NOT BE ACCEPTED


     We face the risk that the market for high performance Internet connectivity services might fail to develop, or develop more slowly than expected, or that our services may not achieve widespread market acceptance. This market has only recently begun to develop, is evolving rapidly and likely will be characterized by an increasing number of entrants. There is significant uncertainty as to whether this market ultimately will prove to be viable or, if it becomes viable, that it will grow. Furthermore, we may be unable to market and sell our services successfully and cost-effectively to a sufficiently large number of customers. We typically charge more for our services than do our competitors, which may affect market acceptance of our services. Finally, if the Internet becomes subject to a form of central management, or if the Internet backbone providers establish an economic settlement arrangement regarding the exchange of traffic between backbones, the problems of congestion, latency and data loss addressed by our Internet connectivity services could be largely resolved and our core business rendered obsolete.


     IF WE ARE UNABLE TO RESPOND EFFECTIVELY AND ON A TIMELY BASIS TO RAPID TECHNOLOGICAL CHANGE, WE MAY LOSE OR FAIL TO ESTABLISH A COMPETITIVE ADVANTAGE IN OUR MARKET


     The Internet connectivity industry is characterized by rapidly changing technology, industry standards, customer needs and competition, as well as by frequent new product and service introductions. We may be unable to successfully use or develop new technologies, adapt our network infrastructure to changing customer requirements and industry standards, introduce new services or enhance our existing services on a timely basis. Furthermore, new technologies or enhancements that we use or develop may not gain market acceptance. Our pursuit of necessary technological advances may require substantial time and expense, and we may be unable to successfully adapt our network and services to alternate access devices and technologies.

     If our services do not continue to be compatible and interoperable with products and architectures offered by other industry members, our ability to compete could be impaired. Our ability to compete successfully is dependent, in part, upon the continued compatibility and interoperability of our services with products and architectures offered by various other industry participants. Although we intend to support emerging standards in the market for Internet connectivity, we cannot assure you that we will be able to conform to new standards in a timely fashion, if at all, or maintain a competitive position in the market.

     NEW TECHNOLOGIES COULD DISPLACE OUR SERVICES OR RENDER THEM OBSOLETE

     New technologies and industry standards have the potential to replace or provide lower cost alternatives to our services. The adoption of such new technologies or industry standards could render our existing services obsolete and unmarketable. For example, our services rely on the continued widespread commercial use of the set of protocols, services and applications for linking computers known as Transmission Control Protocol/Internetwork Protocol, or TCP/IP. Alternative sets of protocols, services and applications for linking computers could emerge and become widely adopted. A resulting reduction in the use of TCP/IP could render our services obsolete and unmarketable. Our failure to anticipate the prevailing standard or the failure of a common standard to emerge could hurt our business. Further, we anticipate the introduction of other new technologies, such as telephone and facsimile capabilities, private networks, multimedia document distribution and transmission of audio and video feeds, requiring broadband access to the Internet, but we cannot assure you that such technologies will create opportunities for us.

     SERVICE INTERRUPTIONS CAUSED BY SYSTEM FAILURES COULD HARM CUSTOMER RELATIONS, EXPOSE US TO LIABILITY AND INCREASE OUR CAPITAL COSTS



     Interruptions in service to our customers could harm our customer relations, expose us to potential lawsuits and require us to spend more money adding redundant facilities. Our operations depend upon our ability to protect our customers' data and equipment, our equipment and our network infrastructure, including our connections to our backbone providers, against damage from human error or "acts of God." Even if we take precautions, the occurrence of a natural disaster or other unanticipated problem could result in interruptions in the services we provide to our customers.


     Although we have built redundancy into our network and hosting facilities, we do not have a formal disaster recovery plan and our network is currently subject to various single points of failure. For example, a problem with one or more of our backbone providers could cause an interruption in the services we provide to some of our customers.


     CAPACITY CONSTRAINTS COULD HARM CUSTOMER RELATIONS AND EXPOSE US TO
     LIABILITY



     Failure of the backbone providers and other Internet infrastructure companies to continue to grow in an orderly manner could result in capacity constraints leading to service interruptions to our customers. Although the national telecommunications networks and Internet infrastructures have historically developed in an orderly manner, there is no guarantee that this orderly growth will continue as more services, users and equipment connect to the networks. Failure by our telecommunications and Internet service providers to provide us with the data communications capacity we require could cause service interruptions.



     OUR NETWORK AND SOFTWARE ARE VULNERABLE TO SECURITY BREACHES AND SIMILAR THREATS WHICH COULD RESULT IN OUR LIABILITY FOR DAMAGES AND HARM OUR REPUTATION


     Despite the implementation of network security measures, the core of our network infrastructure is vulnerable to computer viruses, break-ins, network attacks and similar disruptive problems. This could result in our liability for damages, and our reputation could suffer, thereby deterring potential customers from working with us. Security problems caused by third parties could lead to interruptions and delays or to the cessation of service to our customers. Furthermore, inappropriate use of the network by third parties could also jeopardize the security of confidential information stored in our computer systems and in those of our customers.

     Although we intend to continue to implement industry-standard security measures, in the past some of these industry-standard measures have occasionally been circumvented by third parties, although not in our system. Therefore, we cannot assure you that the measures we implement will not be circumvented. The costs and resources required to eliminate computer viruses and alleviate other security problems may result in interruptions, delays or cessation of service to our customers, which could hurt our business.


     SHOULD THE GOVERNMENT MODIFY OR INCREASE ITS REGULATION OF THE INTERNET, THE PROVISION OF OUR SERVICES COULD BECOME MORE COSTLY


     There is currently only a small body of laws and regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, international, federal, state and local governments may adopt laws and regulations which affect the Internet. The nature of any new laws and regulations and the manner in which existing and new laws and regulations may be interpreted and enforced cannot be fully determined. The adoption of any future laws or regulations might decrease the growth of the Internet, decrease demand for our services, impose taxes or other costly technical requirements or otherwise increase the cost of doing business on the Internet or in some other manner have a significantly harmful effect on us or our customers. The government may also seek to regulate some segments of our activities as it has with basic telecommunications services. Moreover, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing. We cannot predict the impact, if any, that future regulation or regulatory changes may have on our business.

RISKS RELATED TO OUR OFFERING

     OUR STOCK HAS NO PRIOR TRADING MARKET; YOU MAY NOT BE ABLE TO RESELL YOUR STOCK AT OR ABOVE THE INITIAL PUBLIC OFFERING PRICE

     Before this offering, there has not been a public trading market for our common stock, and an active trading market for our common stock may not develop or be sustained after this offering. Further, the market price of our common stock may decline below our initial public offering price. The initial public offering price will be determined by negotiations between the representatives of the underwriters and us. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.


     INTERNET RELATED STOCK PRICES ARE ESPECIALLY VOLATILE, AND THIS VOLATILITY MAY DEPRESS OUR STOCK PRICE


     The stock market and specifically the stock prices of Internet related companies have been very volatile. This volatility is often not related to the operating performance of the companies. This broad market volatility and industry volatility may reduce the price of our common stock, without regard to our operating performance. Due to this volatility, the market price of our common stock could significantly decrease.

     SIGNIFICANT SHAREHOLDERS AND CURRENT MANAGEMENT WILL CONTROL APPROXIMATELY 60% OF OUR COMMON STOCK AFTER THIS OFFERING, AND THEIR CONTROL MAY LIMIT YOUR ABILITY TO INFLUENCE THE OUTCOME OF MATTERS REQUIRING SHAREHOLDER APPROVAL

     Immediately following this offering, Morgan Stanley Venture Partners III, L.P. and certain affiliated funds, collectively, Morgan Stanley Dean Witter Venture Partners, H&Q InterNAP Investors, L.P., Oak Investment Partners VIII, L.P., Vulcan Ventures Incorporated and Robert J. Lunday, Jr. will beneficially own approximately 14.9%, 11.3%, 9.6%, 7.9% and 9.3%, respectively, of our outstanding common stock. See "Principal Shareholders" and "Underwriters". In addition, our executive officers and directors may be deemed to beneficially own in the aggregate approximately 59.8% of our outstanding common stock, including shares of our common stock that may be deemed to be owned by some of our officers and directors as a result of their relationships with these entities. Accordingly, Morgan Stanley Dean Witter Venture Partners, H&Q InterNAP Investors, L.P., Oak Investment Partners VIII, L.P., Vulcan Ventures Incorporated and Robert J. Lunday, Jr. and our executive officers and directors, whether acting alone or together, will be able to exert considerable influence over any shareholder vote, including any vote on the election or removal of directors and any merger, consolidation or sale of all or substantially all of our assets, and control our management and affairs. This control could limit your ability to influence the outcome of matters requiring shareholder approval. Each of Morgan Stanley Dean Witter Venture Partners, H&Q InterNAP Investors, L.P., Oak Investment Partners VIII, L.P. and Vulcan Ventures Incorporated has one representative on our board of directors. In addition, Robert J. Lunday, Jr. is one of our directors.

     FUTURE SALES OF OUR COMMON STOCK BY OUR EXISTING SHAREHOLDERS COULD CAUSE OUR STOCK PRICE TO FALL

     If our shareholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options and warrants, the market price of our common stock may fall.

Such sales might also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. After completion of this offering and our private placement to Inktomi, we will have 63,867,455 shares of common stock outstanding, assuming no exercise of outstanding options or warrants after August 31, 1999. The officers, directors and certain of our shareholders have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this prospectus. Morgan Stanley & Co. Incorporated, however, may in its own discretion, at any time and in most cases without notice, release all or any portion of the shares subject to lock-up agreements. For further information regarding sales of stock subsequent to this offering, see "Shares Eligible for Future Sale" and "Underwriting."


     OUR MANAGEMENT HAS BROAD DISCRETION IN THE APPLICATION OF PROCEEDS, WHICH MAY INCREASE THE RISK THAT THE PROCEEDS WILL NOT BE APPLIED EFFECTIVELY

     The net proceeds of this offering are not allocated for specific purposes. Our management will have broad discretion in determining how to spend the proceeds of this offering and may spend proceeds in a manner that our shareholders may not deem desirable.

     YOU WILL EXPERIENCE IMMEDIATE AND SIGNIFICANT DILUTION OF BOOK VALUE PER SHARE


     The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of the outstanding common stock immediately after this offering. Therefore, based upon an assumed initial public offering price of $14.00 per share, if you purchase our common stock in this offering, you will incur immediate dilution of $11.67 per share. If additional shares are sold by the underwriters following exercise of their over-allotment option, or if outstanding options or warrants to purchase shares of common stock are exercised, there will be further dilution.


     WE HAVE IMPLEMENTED ANTI-TAKEOVER PROVISIONS THAT MAY DISCOURAGE TAKE-OVER ATTEMPTS AND DEPRESS THE MARKET PRICE OF OUR STOCK

     Provisions of our amended and restated articles of incorporation and by-laws, as well as provisions of Washington law, may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. See "Descriptions of Capital Stock" for a discussion of such anti-takeover provisions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "except," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results or to changes in our expectations.

                                USE OF PROCEEDS


     The net proceeds to be received by us from the sale of 8,700,000 shares of common stock in this offering are estimated to be $112.2 million ($129.2 million if the underwriters exercise their over-allotment option in full), at an assumed initial public offering price of $14.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. In addition, the net proceeds to be received by us from the sale of 1,536,098 shares of common stock in a private placement to Inktomi are estimated to be $19.0 million.



     We expect to use approximately $40 million of our net proceeds for capital expenditures associated with expansion of our network. We intend to use the remaining net proceeds for general corporate purposes. The amounts we actually expend for this expansion and other purposes may vary significantly and will depend on a number of factors, including the amount of our future revenues and other factors described under "Risk Factors." Accordingly, our management will retain broad discretion in the allocation of the net proceeds of this offering. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, technologies, product lines or products. We have no current plans, agreements or commitments with respect to any acquisitions, and we are not currently engaged in any negotiations with respect to any such transaction. Pending these uses, the net proceeds of this offering will be invested in short term, interest-bearing, investment grade securities.


                                DIVIDEND POLICY

     We have never declared nor paid any cash dividends on our capital stock. We currently intend to retain any future earnings to finance the growth and development of our business and therefore do not anticipate paying any cash dividends in the foreseeable future. In addition, our loan and security agreement with a commercial bank prohibits the payment of dividends.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 1999:

     - on an actual basis,

     - on a pro forma basis to reflect the conversion upon the closing of this offering of all outstanding shares of preferred stock into 49,469,479 shares of common stock; and


     - on a pro forma as adjusted basis to reflect the sale of 8,700,000 shares of the common stock offered in this offering at an assumed initial public offering price of $14.00 per share, the sale of 1,536,098 shares of common stock to Inktomi in a private placement at an assumed price of $13.02 per share, and the receipt of the net proceeds therefrom, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.


     This information should be read in conjunction with our unaudited financial statements and our unaudited pro forma financial information included elsewhere in this prospectus.


                                                                  AS OF JUNE 30, 1999
                                                        ---------------------------------------
                                                                                     PRO FORMA
                                                         ACTUAL      PRO FORMA      AS ADJUSTED
                                                        --------   --------------   -----------
                                                           (IN THOUSANDS, EXCEPT SHARE DATA)
Capital lease obligations, less current portion.......  $  6,776      $  6,776       $  6,776
                                                        --------      --------       --------
Shareholders' equity:
  Convertible preferred stock: $.001 par value per
     share, 50,069,615 shares authorized, 49,469,479
     issued and outstanding, actual; 10,000,000 shares
     authorized, no shares issued and outstanding, pro
     forma and pro forma as adjusted..................        50            --             --
  Common stock: $.001 par value per share, 300,000,000
     shares authorized, 4,031,749 issued and
     outstanding, actual; 300,000,000 shares
     authorized, 53,501,228 shares issued and
     outstanding, pro forma; and 500,000,000 shares
     authorized, 63,737,326 shares issued and
     outstanding, pro forma as adjusted...............         4            54             64
  Additional paid-in capital..........................    57,023        57,023        188,187
  Deferred stock compensation.........................   (14,113)      (14,113)       (14,113)
  Accumulated deficit.................................   (25,690)      (25,690)       (25,690)
                                                        --------      --------       --------
     Total shareholders' equity.......................    17,274        17,274        148,448
                                                        --------      --------       --------
          Total capitalization........................  $ 24,050      $ 24,050       $155,224
                                                        ========      ========       ========


     This capitalization table excludes the following shares as of June 30, 1999:

     - 6,136,622 shares subject to options with a weighted average exercise price of $1.58 per share;

     - 6,703,296 shares that could be issued under our stock plans; and

     - 600,136 shares issuable upon exercise of outstanding warrants at a weighted average exercise price of $.60 per share. See "Description of Capital Stock" and "Management -- Incentive Stock Plans."


     The foregoing information excludes a warrant to purchase 768,049 shares of common stock that will be issued to Inktomi as part of the private placement that will close at the same time or immediately after the closing of our initial public offering and warrants to purchase 100,000 shares of common stock issued to seven shareholders in connection with our standby credit facility.

                                    DILUTION


     Our pro forma net tangible book value as of June 30, 1999 was approximately $17.2 million, or approximately $.32 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of outstanding shares of common stock, assuming conversion of all outstanding shares of preferred stock into common stock. After giving effect to our sale of the 8,700,000 shares of common stock in this offering at an assumed initial public offering price of $14.00 per share, the sale of 1,536,098 shares to Inktomi in a private placement at an assumed price of $13.02 per share, and our receipt of the estimated net proceeds therefrom, our pro forma as adjusted net tangible book value as of June 30, 1999 would have been approximately $148.3 million, or $2.33 per share. This represents an immediate increase in net tangible book value of $2.01 per share to existing shareholders and an immediate dilution of $11.67 per share to new investors. The following table illustrates this per share dilution:



    Assumed initial public offering price per share.............          $14.00
      Pro forma net tangible book value per share as of June 30,
         1999...................................................  $ .32
      Increase per share attributable to Inktomi................    .34
      Increase per share attributable to new investors..........   1.67
                                                                  -----
    Pro forma as adjusted net tangible book value per share
      after this offering.......................................            2.33
                                                                          ------
    Dilution per share to new investors.........................          $11.67
                                                                          ======



     The following table summarizes, on a pro forma basis as of June 30, 1999, the differences between existing shareholders, Inktomi, and the purchasers of shares in this offering. With respect to the number of shares of common stock purchased, the total consideration paid and the average price per share paid, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:



                                   SHARES PURCHASED         TOTAL CONSIDERATION       AVERAGE
                                 ---------------------    -----------------------    PRICE PER
                                   NUMBER      PERCENT       AMOUNT       PERCENT      SHARE
                                 ----------    -------    ------------    -------    ---------
Existing shareholders..........  53,501,228       84%     $ 40,948,275       22%      $  .77
Inktomi........................   1,536,098        2        20,000,000       11        13.02
New investors..................   8,700,000       14       121,800,000       67        14.00
                                 ----------      ---      ------------      ---
          Total................  63,737,326      100%     $182,748,275      100%
                                 ==========      ===      ============      ===


     The foregoing discussion and tables assume no exercise of any stock options or warrants outstanding as of June 30, 1999. As of June 30, 1999, there were options outstanding to purchase a total of 6,136,622 shares with a weighted average exercise price of $1.58 per share and warrants outstanding to purchase a total of 600,136 shares with a weighted average exercise price of $.60 per share. To the extent that any of these options or warrants are exercised, there will be further dilution to new investors.


     The foregoing information excludes a warrant to purchase 768,049 shares of common stock that will be issued to Inktomi in connection with the private placement that will close at the same time or immediately after the closing of our initial public offering and warrants to purchase 100,000 shares of common stock issued to seven shareholders in connection with our standby credit facility.

                            SELECTED FINANCIAL DATA
     The following selected financial data are qualified by reference to, and should be read in conjunction with, our financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The statement of operations data presented below for the period from inception (May 1, 1996) to December 31, 1996 and for the years ended December 31, 1997 and 1998 and the selected balance sheet data at December 31, 1997 and 1998 are derived from our financial statements that have been audited by PricewaterhouseCoopers LLP, independent accountants, included elsewhere in this prospectus. The selected balance sheet data at December 31, 1996 are derived from our financial statements that have also been audited by PricewaterhouseCoopers LLP and that are not included in this prospectus. The selected statement of operations data for the six months ended June 30, 1998 and 1999 and the balance sheet data at June 30, 1999 are derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for these periods. The financial data for the six months ended June 30, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999 or any other future period.

                                                                              YEAR ENDED         SIX MONTHS ENDED
                                                  PERIOD FROM INCEPTION      DECEMBER 31,            JUNE 30,
                                                    (MAY 1, 1996) TO      ------------------    -------------------
                                                    DECEMBER 31, 1996      1997       1998       1998        1999
                                                  ---------------------   -------    -------    -------    --------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues........................................          $  44           $ 1,045    $ 1,957    $   731    $  3,410
                                                          -----           -------    -------    -------    --------
Costs and expenses:
  Cost of network and customer support..........            321             1,092      3,216        994       7,906
  Product development...........................            184               389        754        318       1,395
  Sales and marketing...........................             78               261      2,822        352       5,869
  General and administrative....................            378               713      1,910        594       2,905
  Amortization of deferred stock compensation...             --                --        205         19       1,787
                                                          -----           -------    -------    -------    --------
         Total operating costs and expenses.....            961             2,455      8,907      2,277      19,862
                                                          -----           -------    -------    -------    --------
Loss from operations............................           (917)           (1,410)    (6,950)    (1,546)    (16,452)
Other income (expense):
  Interest income...............................              6                36        169        121         450
  Interest and financing expense................            (48)             (235)       (90)       (36)       (147)
  Loss on disposal of assets....................             --                --       (102)        --          --
                                                          -----           -------    -------    -------    --------
Net loss........................................          $(959)          $(1,609)   $(6,973)   $(1,461)   $(16,149)
                                                          =====           =======    =======    =======    ========
Basic and diluted net loss per share(1).........          $(.29)          $  (.48)   $ (2.09)   $  (.44)   $  (4.78)
                                                          =====           =======    =======    =======    ========
Weighted average shares used to compute basic
  and diluted net loss per share(1).............          3,333             3,333      3,336      3,336       3,378
                                                          =====           =======    =======    =======    ========
Pro forma basic and diluted net loss per
  share(2)......................................                                     $  (.31)              $   (.34)
                                                                                     =======               ========
Weighted average shares used in computing pro
  forma basic and diluted net loss per
  share(2)......................................                                      22,733                 47,771
                                                                                     =======               ========

                                                                  AS OF DECEMBER 31,
                                                              --------------------------    AS OF JUNE 30,
                                                               1996      1997      1998          1999
                                                              ------    ------    ------    --------------
                                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $  145    $4,770    $  275       $13,296
Total assets................................................   1,099     5,987     7,487        30,830
Capital lease obligations, less current portion.............     421       240     2,342         6,776
Total shareholders' equity (deficit)........................      43     4,829      (436)       17,274

-------------------------
(1) See note 1 of notes to financial statements for a description of the computation of basic and diluted net loss per share and the number of shares used to compute basic and diluted net loss per share.
(2) Pro forma per share calculations reflect the conversion of preferred stock into shares of common stock as if the conversion occurred as of the date of original issuance.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis together with our financial statements, including the notes, appearing elsewhere in this prospectus. Some information contained in the discussion and analysis set forth below and elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risk and uncertainties. See "Risk Factors" for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this prospectus.

OVERVIEW

     We are a leading provider of fast, reliable and centrally managed Internet connectivity services targeted at businesses seeking to maximize the performance of mission-critical Internet-based applications. Customers connected to one of our P-NAPs have their data optimally routed to and from destinations on the Internet in a manner that minimizes the use of congested public network access points and private peering points. This optimal routing of data traffic over the multiplicity of networks that comprise the Internet enables higher transmission speeds, lower instances of packet loss and greater quality of service. As of June 30, 1999, we provided our high quality Internet connectivity services to approximately 120 customers, including Amazon.com, Fidelity Investments, Go2Net, ITXC, Nasdaq, TheStreet.com and WebTV Networks.


     We were founded in May 1996 and began selling Internet connectivity services from our first P-NAP, located in Seattle, during October 1996. We began selling services from our second and third P-NAPs in New York City and San Jose by December 1998. During the first six months of 1999, we began selling services from our P-NAPs located in the Washington D.C., Los Angeles, Chicago and Boston metropolitan areas. We began selling services from our eighth P-NAP in Atlanta in August 1999. In addition, we expect to complete the deployment of four additional P-NAPs in the United States by the end of 1999, bringing the total number of revenue-generating P-NAPs to 12 by the end of 1999. In a March 9, 1999 interview with CNNfn our Chief Executive Officer stated that we expected to have operational P-NAPs in a total of about 16 or 17 cities by the end of the year. At the time he made this comment, we did not define an operational P-NAP as one that is connected to at least two of the following four backbone providers:
UUNET, Sprint, Cable & Wireless USA and GTE. Therefore, the number of P-NAPs our Chief Executive Officer discussed on CNNfn to be operational by the end of 1999 exceeded the 12 P-NAPs we currently expect to be operational because his comment was not based on this criterion.



     After we decide to open a new P-NAP, we enter into a deployment phase which typically lasts four to six months, during which time we undertake to complete the necessary arrangements required to make the P-NAP commercially ready for service. Among other things, this usually entails obtaining co-location space to locate our equipment, entering into agreements with backbone providers, obtaining local loop connections from local telecommunications providers, building P-NAPs and initiating pre-sales and marketing activities. Consequently, we usually incur a significant amount of upfront costs related to making a P-NAP commercially ready for service prior to generating revenues. Costs during this period can vary depending on the size of the market, but are approximately $2.5 million, including capital expenditures. Therefore, our results of operations will be negatively affected during times of P-NAP deployment.


     Our customers are primarily businesses that desire high performance Internet connectivity services in order to run mission-critical Internet-based applications. Due to our high quality of service we generally price our services at a premium to providers of conventional Internet connectivity services. We expect to remain a premium provider of high quality Internet connectivity services and anticipate continuing our pricing policy in the future. We believe customers will continue to demand the highest quality of service as their Internet connectivity needs grow and become even more complex and, as such, will continue to pay a premium for high quality of service.

     Our revenues are generated primarily from the sale of Internet connectivity services and, to a lesser extent, other ancillary services primarily provided from our Seattle data center, such as co-location, web hosting and server management services, and installation services at fixed rate or usage based pricing to our customers that desire a DS-3 or faster connection. We offer T-1 connections only at a fixed rate. We recognize our revenues when we have provided the related services.

     Network and customer support costs are primarily comprised of the costs for connecting to and accessing Internet backbone providers, as well as the costs related to deploying, operating, installing and maintaining P-NAPs and our network operations center. To the extent a P-NAP is located a distance from the respective Internet backbone providers, we may incur additional local loop charges on a recurring basis. Additionally, rental fees and depreciation costs related to our P-NAPs are included in cost of network and customer support.

     Product development costs consist principally of compensation and other personnel costs, consultant fees and prototype costs related to the design, development and testing of our proprietary technology, enhancement of our network management software and development of our internal systems. Significantly all of our product development costs are expensed as incurred.

     Sales and marketing costs consist of compensation, commissions and other costs for personnel engaged in marketing, sales and field service support functions, as well as advertising, tradeshows, direct response programs, new P-NAP launch events, management of our web site and other promotional costs.

     General and administrative costs consist primarily of compensation and other expenses for executive, finance, human resources and administrative personnel, professional fees and other general corporate costs.

     During the year ended December 31, 1998 and the six months ended June 30, 1999, in connection with the grant of certain stock options to employees, we recorded deferred stock compensation totaling $16.1 million, representing the difference between the deemed fair value of our common stock on the date such options were granted and the exercise price. Such amount is included as a reduction of shareholders' equity and is being amortized over the vesting period of the individual options, generally four years, using an accelerated method as described in Financial Accounting Standards Board Interpretation No. 28. We recorded amortization of deferred stock compensation in the amount of $205,000 for the year ended December 31, 1998 and $1.8 million for the six months ended June 30, 1999. At June 30, 1999, we had a total of $14.1 million remaining to be amortized over the corresponding vesting periods of the stock options.

     The revenue and income potential of our business and market is unproven, and our limited operating history makes it difficult to evaluate our prospects. We have only been in existence since 1996, and our services are only offered in limited regions. We have incurred net losses in each quarterly and annual period since our inception, and as of June 30, 1999, our accumulated deficit was $25.7 million.

QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth our statement of operations data for the six quarters ended June 30, 1999, as well as the percentage of total revenues represented by each item. This information has been derived from our unaudited financial statements. In the opinion of our management, the unaudited financial statements have been prepared on the same basis as the audited financial statements appearing elsewhere in this prospectus and include all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of such information. The quarterly data should be read in conjunction with our audited financial statements and the notes thereto appearing elsewhere in this prospectus. The results of operations for any one quarter are not necessarily indicative of the results of operations for any future period.

                                                                           THREE MONTHS ENDED
                                                    ----------------------------------------------------------------
                                                    MAR. 31,   JUN. 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUN. 30,
                                                      1998       1998       1998        1998       1999       1999
                                                    --------   --------   ---------   --------   --------   --------
                                                                             (IN THOUSANDS)
Revenues..........................................   $  314     $  417     $   472    $   754    $ 1,244    $  2,166
                                                     ------     ------     -------    -------    -------    --------
Costs and expenses:
  Costs of network and customer support...........      440        554         797      1,425      2,346       5,560
  Product development.............................      160        158         187        249        565         830
  Sales and marketing.............................      128        224         715      1,755      2,236       3,633
  General and administrative......................      235        359         487        829      1,172       1,733
  Amortization of deferred stock compensation.....       10          9         110         76        349       1,438
                                                     ------     ------     -------    -------    -------    --------
         Total operating costs and expenses.......      973      1,304       2,296      4,334      6,668      13,194
                                                     ------     ------     -------    -------    -------    --------
Loss from operations..............................     (659)      (887)     (1,824)    (3,580)    (5,424)    (11,028)
Other income (expense):
  Interest income.................................       65         56          38         10        206         244
  Interest and financing expense..................      (12)       (24)        (27)       (27)       (57)        (90)
  Loss on disposal of assets......................       --         --          --       (102)        --          --
                                                     ------     ------     -------    -------    -------    --------
Net loss..........................................   $ (606)    $ (855)    $(1,813)   $(3,699)   $(5,275)   $(10,874)
                                                     ======     ======     =======    =======    =======    ========
Basic and diluted net loss per share..............   $(0.18)    $(0.26)    $ (0.54)   $ (1.11)   $ (1.58)   $  (3.18)
                                                     ======     ======     =======    =======    =======    ========
Weighted average shares used in computing basic
  and diluted net loss per share..................    3,335      3,337       3,337      3,337      3,337       3,420
                                                     ======     ======     =======    =======    =======    ========

                                                                       AS A PERCENTAGE OF REVENUES
                                                     ----------------------------------------------------------------
                                                     MAR. 31,   JUN. 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUN. 30,
                                                       1998       1998       1998        1998       1999       1999
                                                     --------   --------   ---------   --------   --------   --------
Revenues...........................................     100%       100%       100%        100%       100%       100%
                                                       ----       ----       ----        ----       ----       ----
Costs and expenses:
  Costs of network and customer support............     140        133        170         189        189        257
  Product development..............................      51         38         40          33         45         38
  Sales and marketing..............................      41         54        151         233        180        168
  General and administrative.......................      75         86        103         110         94         80
  Amortization of deferred stock compensation......       3          2         23          10         28         66
                                                       ----       ----       ----        ----       ----       ----
         Total operating costs and expenses........     310        313        487         575        536        609
                                                       ----       ----       ----        ----       ----       ----
Loss from operations...............................    (210)      (213)      (387)       (475)      (436)      (509)
Other income (expense):
  Interest income..................................      21         14          8           1         17         11
  Interest and financing expense...................      (4)        (6)        (5)         (4)        (5)        (4)
  Loss on disposal of assets.......................      --         --         --         (13)        --         --
                                                       ----       ----       ----        ----       ----       ----
Net loss...........................................    (193)%     (205)%     (384)%      (491)%     (424)%     (502)%
                                                       ====       ====       ====        ====       ====       ====

     Our quarterly operating results have fluctuated significantly. We expect that future operating results will be subject to similar fluctuations for a variety of factors, which are difficult or impossible to predict. See "Risk Factors -- Negative Movements in Our Quarterly Operating Results May Disappoint Analysts' Expectations, Which Could Have a Negative Impact on Our Stock Price."

RESULTS OF OPERATIONS

     The following table sets forth, as a percentage of total revenues, selected statement of operations data for the periods indicated:

                                              PERIOD FROM       YEAR ENDED       SIX MONTHS
                                               INCEPTION       DECEMBER 31,    ENDED JUNE 30,
                                           (MAY 1, 1996) TO    ------------    --------------
                                           DECEMBER 31, 1996   1997    1998    1998     1999
                                           -----------------   ----    ----    -----    -----
Revenues.................................          100%         100%    100%    100%     100%
                                                ------         ----    ----    ----     ----
Costs and expenses:
  Cost of network and customer support...          730          105     164     136      232
  Product development....................          418           37      39      43       41
  Sales and marketing....................          177           25     144      48      172
  General and administrative.............          859           68      98      81       85
  Amortization of deferred stock
     compensation........................           --           --      10       3       52
                                                ------         ----    ----    ----     ----
          Total operating costs and
             expenses....................        2,184          235     455     311      582
                                                ------         ----    ----    ----     ----
Loss from operations.....................       (2,084)        (135)   (355)   (211)    (482)
Other income (expense):
  Interest income........................           13            3       9      16       12
  Interest and financing expense.........         (109)         (22)     (5)     (5)      (4)
  Loss on disposal of assets.............           --           --      (5)     --       --
                                                ------         ----    ----    ----     ----
Net loss.................................       (2,180)%       (154)%  (356)%  (200)%   (474)%
                                                ======         ====    ====    ====     ====

     SIX MONTHS ENDED JUNE 30, 1998 AND 1999

     Revenues. Revenues increased 369% from $731,000 for the six-month period ended June 30, 1998 to $3.4 million for the six-month period ended June 30, 1999. This increase of $2.7 million was primarily due to increased Internet connectivity revenues. The increase in Internet connectivity revenues was attributable to the increased sales at our existing P-NAPs and the opening of six additional P-NAPs during 1999 and the second half of 1998, resulting in a total of seven operational P-NAPs at June 30, 1999, as compared to one P-NAP at June 30, 1998.

     Costs of Network and Customer Support. Costs of network and customer support increased 690% from $1.0 million for the six-month period ended June 30, 1998 to $7.9 million for the six-month period ended June 30, 1999. This increase of $6.9 million was primarily due to increased connectivity costs related to added connections to Internet backbone providers at each P-NAP, comprising 53% of the increase, and to a lesser extent, additional compensation costs comprising 17% of the increase, and depreciation expense related to the equipment at newly deployed P-NAPs comprising 10% of the increase. The increase in compensation costs is primarily attributable to headcount changes including 10 additional personnel at our network operations center, 24 additional personnel in our customer installation department and 21 additional personnel in our P-NAP deployment department. Network and customer support costs as a percentage of total revenues are generally greater than 100% for newly deployed P-NAPs because we purchase Internet connectivity capacity from the backbone providers in advance of securing new customers. We expect these costs to increase in absolute dollars as we deploy additional P-NAPs.

     Product Development. Product development costs increased 346% from $318,000 for the six-month period ended June 30, 1998, to $1.4 million for the six-month period ended June 30, 1999. This increase of $1.1 million was primarily due to compensation costs related to the addition of 29 personnel, comprising 45% of the increase, and outside consulting fees, comprising 35% of the increase. We expect product development costs to increase in absolute dollars for the foreseeable future.

     Sales and Marketing. Sales and marketing costs increased 1,563% from $352,000 for the six-month period ended June 30, 1998 to $5.9 million for the six-month period ended June 30, 1999. This increase of $5.5 million was primarily due to compensation costs related to the addition of 84 personnel, comprising 71% of the increase, and to a lesser extent, facility costs related to the addition of sales offices. As part of our expanded sales and marketing activities, we hired a vice president of sales and marketing during the second quarter of 1998 and additional sales personnel during the second half of 1998 and the first half of 1999.

     General and Administrative. General and administrative costs increased 387% from $594,000 for the six-months ended June 30, 1998, to $2.9 million for the six-month period ended June 30, 1999. This increase of $2.3 million was primarily due to compensation costs related to the addition of 26 personnel, comprising 39% of the change, increased depreciation and amortization costs due to the addition of corporate office space during the third quarter of 1998, comprising 13% of the increase, and professional services costs, comprising 10% of the increase. We expect general and administrative costs to increase in absolute dollars as we deploy additional P-NAPs.

     Other Income (Expense). Other income (expense) consists of interest income, interest and financing expense and other non-operating expenses. Other income, net, increased 256% from $85,000 for the six-month period ended June 30, 1998 to $303,000 for the six-month period ended June 30, 1999. This increase was primarily due to interest income earned on the proceeds from the Series C preferred stock financing, partially offset by increased interest expense on capital lease obligations.

     INCEPTION TO DECEMBER 31, 1996 AND YEARS ENDED DECEMBER 31, 1997 AND 1998

     Revenues. Revenues increased from $44,000 during the period from May 1, 1996 through December 31, 1996 to $1.0 million in 1997 and to $2.0 million in 1998. The 2,273% increase of $1.0 million in 1997, as compared to the period ended December 31, 1996, and the 100% increase of $1.0 million in 1998, as compared to 1997, were primarily due to increased Internet connectivity revenues, comprising 75% of the 1997 increase and 76% of the 1998 increase, other ancillary service revenues, comprising 15% of the 1997 increase and 12% of the 1998 increase and, to a lesser extent, customer installation fees, comprising 10% of the 1997 increase and 12% of the 1998 increase. The increase in Internet connectivity revenues was attributable to the deployment of our first P-NAP at the end of 1996 and of two additional P-NAPs during 1998, resulting in a total of three operational P-NAPs at December 31, 1998.

     Costs of Network and Customer Support. Costs of network and customer support increased from $321,000 during the period from May 1, 1996 through December 31, 1996 to $1.1 million in 1997 and to $3.2 million in 1998. Costs of network and customer support increased by $771,000, or 240%, in 1997, as compared to the period ended December 31, 1996, and by $2.1 million, or 191%, in 1998, as compared to 1997. These increases were primarily due to increased connectivity costs related to added connections to Internet backbone providers at each P-NAP, comprising 70% of the 1997 increase and 40% of the 1998 increase, and depreciation expense related to the equipment at newly deployed P-NAPs, comprising 21% of the 1997 increase and 17% of the 1998 increase. In addition, the increase in costs of network and customer support from 1997 to 1998 also included compensation costs, comprising 22% of the increase, related to 6 additional personnel at our network operations center, 7 additional personnel in our customer installation department and 7 additional personnel in our P-NAP deployment department.

     Product Development. Product development costs increased from $184,000 during the period from May 1, 1996 through December 31, 1996 to $389,000 in 1997 and to $754,000 in 1998. Product development costs increased by $205,000, or 111%, in 1997, as compared to the period ended December 31, 1996, and by $365,000, or 94%, in 1998, as compared to 1997. These increases were primarily due to compensation costs, comprising 99% of the 1997 increase and 67% of the 1998 increase, and increased travel costs related to developing systems at new P-NAPs comprising 20% of the 1998 increase. The increased compensation costs were related to the addition of 4 personnel during the latter half of 1996, 2 personnel during 1997, and 4 personnel during 1998.

     Sales and Marketing. Sales and marketing costs increased from $78,000 during the period from May 1, 1996 through December 31, 1996 to $261,000 in 1997 and to $2.8 million in 1998. Sales and marketing costs increased by $183,000, or 235%, in 1997, as compared to the period ended December 31, 1996 and by $2.5 million, or 958%, in 1998, as compared to 1997. These increases were primarily due to compensation costs comprising 57% of the 1997 increase and 74% of the 1998 increase, travel and entertainment costs comprising 10% of the increase in 1997 and 1998, and marketing costs related to the creation of the marketing department, comprising 31% of the 1997 increase. The increased compensation costs were related to the addition of 2 personnel in the latter half of 1996, 1 person during 1997, and 40 personnel during 1998.

     General and Administrative. General and administrative costs increased from $378,000 during the period from May 1, 1996 through December 31, 1996 to $713,000 in 1997 and to $1.9 million in 1998. General and administrative costs increased by $335,000, or 89% in 1997, as compared to the period ended 1996 and by $1.2 million, or 168%, in 1998, as compared to 1997. These increases were primarily due to increased compensation costs, comprising 47% of the 1997 increase and 11% of the 1998 increase, depreciation and amortization, comprising 16% of the 1997 increase and 6% of the 1998 increase, facility costs, comprising 25% of the 1997 increase and 38% of the 1998 increase, outside consulting fees, comprising 13% of the 1998 increase, travel costs related to the deployment of new P-NAPs, comprising 13% of the 1998 increase, and bad debt expense in 1998 and the subsequent bankruptcy of a significant customer, comprising 9% of the 1998 increase. The increased compensation costs were related to the addition of 4 personnel in the latter half of 1996, and 13 personnel during the second half of 1998.

     Other Income (Expense). Other expense, net, increased from $42,000 for the period from May 1, 1996 through December 31, 1996 to $199,000 in 1997 and decreased to $23,000 in 1998. Other expense, net, increased by $157,000, or 374%, in 1997 as compared to the period ended December 31, 1996 primarily due to an expense of $124,000 related to the issuance of warrants to purchase Series B preferred stock, and additional interest expense on capital lease obligations, partially offset by additional interest income on the proceeds from the Series B preferred stock financing. Other expense, net, decreased by $176,000, or 88%, in 1998 primarily due to increased interest income earned on the proceeds from the Series B preferred stock financing, offset by a loss on disposal of assets of $102,000.

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

PROVISION FOR INCOME TAXES

     We incurred operating losses from inception through June 30, 1999, and therefore have not recorded a provision for income taxes. We have recorded a valuation allowance for the full amount of our net deferred tax assets, as the future realization of the tax benefit is not currently likely.

     As of December 31, 1998, we had net operating loss carry-forwards of $7.2 million. These loss carry-forwards are available to reduce future taxable income and expire at various dates through 2018. Under the provisions of the Internal Revenue Code, certain substantial changes in our ownership may limit the amount of net operating loss carry-forwards that could be utilized annually in the future to offset taxable income.

LIQUIDITY AND CAPITAL RESOURCES

     Since our inception, we have financed our operations primarily through the issuance of our equity securities, capital leases and bank loans. We have raised an aggregate of approximately $40.7 million, net of offering expenses, through the sale of our equity securities.


     At June 30, 1999, we had cash, cash equivalents and short-term investments of $13.3 million. We have a revolving line of credit with Silicon Valley Bank under which we are allowed to borrow up to $750,000. At June 30, 1999, we had drawn $625,000 on the line of credit, with the remaining balance reserved as collateral for our company credit cards. The line of credit requires interest only payments at prime plus 1% and matured in May 1999. During July 1999, we amended our existing line of credit and established a new line of credit with the same financial institution. The new line of credit allows us to borrow up to $3.0 million, as limited by certain borrowing base requirements which include maintaining certain levels of monthly revenues and customer turnover ratios. The new line of credit requires monthly payments of interest only at prime plus 1%, 9.25% as of August 31, 1999, and matures on June 30, 2000. We borrowed an additional $900,000 on the new line of credit during July 1999.



     On August 23, 1999, we entered into an equipment financing arrangement with Finova Capital Corporation allowing us to borrow up to $5.0 million for the purchase of property and equipment. The equipment financing arrangement includes sublimits of $3.5 million for equipment costs and $1.5 million for the acquisition of software and other P-NAP and facility costs. Loans under the $3.5 million sublimit require monthly principal and interest payments over a term of 48 months. This facility bears interest at 7.47% plus an index rate based on the yield of 4-year U.S. Treasury Notes, 13.11% at August 31, 1999. Loans under the $1.5 million sublimit require monthly principal and interest payments over a term of 36 months. This facility bears interest at 7.45% plus an index rate based on the yield of 4-year U.S. Treasury Notes, 13.09% at August 31, 1999. Borrowings under each sublimit must be made prior to May 1, 2000. During August 1999, we borrowed approximately $1.9 million pursuant to this arrangement.



     On August 31, 1999, we entered into a standby loan facility commitment letter with 7 shareholders, including a director of ours who will also act as the administrative agent for the proposed facility. Upon completion of a definitive agreement, the facility will allow us to draw up to $10.0 million prior to December 31, 1999. The facility will bear interest at prime plus 2%, 10.25% as of August 31, 1999, with principal and interest due on the earlier of six months from the first draw or a public or private sale of stock. Additionally, upon completion of the definitive agreement, we will issue warrants to purchase 100,000 shares of common stock with an exercise price equal to our initial public offering share price or at a price determined in a private sale of our stock. Further, at our option, the facility can be extended for an additional six month term in consideration for the issuance of warrants to purchase an additional 100,000 shares of our common stock.


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

     Net cash used in operations was $13.3 million for the six months ended June 30, 1999. Net cash used in operations was $5.3 million in 1998, $1.1 million in 1997 and $679,000 in the period ended December 31, 1996. Net cash used in operations for the six months ended June 30, 1999 was primarily due to net operating losses, increases in accounts receivable and prepaid expenses, partially offset by non-cash charges and an increase in accounts payable. Net cash used in operations for the year ended December 31, 1998 was primarily due to net operating losses and increases in accounts receivable and prepaid expenses, partially offset by non-cash charges and increases in accounts payable and accrued liabilities. Net cash used in operations for the year ended December 31, 1997 was primarily due to net operating losses and accounts receivable, partially offset by non-cash charges. Net cash used in operations for the period ended December 31, 1996 was primarily due to operating losses and prepaid expenses, partially offset by an increase in accounts payable.

     Net cash used in investing activities was $14.2 million for the six months ended June 30, 1999. Net cash used in investing activities was $702,000 in 1998, $141,000 in 1997 and $174,000 in the period ended December 31, 1996. Net cash used in investing activities in each period reflects increased purchases of property and equipment not financed by capital leases. Purchases of property and equipment related to P-NAP deployments was primarily financed by capital leases (such purchases are excluded from the net cash used in investing activities in the statement of cash flows), and totaled $6.3 million for the six months ended June 30, 1999, $3.6 million for the year ended 1998, $260,000 for the year ended 1997, and $740,000 for the period ended December 31, 1996. Additionally, for the six month period ended June 30, 1999, $10.0 million was used to purchase short-term investments.

     Net cash provided from financing activities was $30.6 million for the six months ended June 30, 1999, $1.5 million in 1998, $5.9 million in 1997 and $1.0 million in the period ended December 31, 1996. Net cash from financing activities primarily reflects proceeds from the private sales of our equity securities.

     We expect to spend significant additional capital to recruit and train our customer installation team and the sales force and to build out the sales facilities related to newly deployed P-NAPs. In addition to P-NAP deployment, although to a lesser extent, product development and the development of our internal systems and software will continue to require significant capital expenditures in the foreseeable future, as will the expansion of our marketing efforts. We expect to continue to expend significant amounts of capital on property and equipment related to the expansion of facility infrastructure, computer equipment and for research and development laboratory and test equipment to support on-going research and development operations.


     On September 17, 1999, we entered into an agreement with Inktomi to sell $20.0 million of common stock in a private placement that will close at the same time or immediately after the closing of our initial public offering. Inktomi will pay the same price per share paid by the public in our initial public offering, less an amount equivalent to the underwriting discounts and commissions per share. We will also issue to Inktomi a warrant to purchase additional shares of our common stock. The number of shares underlying the warrant will be equal to 50% of the number of shares Inktomi purchases in the private placement, and the exercise price per share will be 150% of the price per share Inktomi pays in the private placement. The warrant will have a 2 year term and include demand and piggyback registration rights. The agreement also prohibits Inktomi from acquiring additional shares of our stock for a period of 2 years. We will pay a placement fee of $1.0 million upon closing of the private placement. In addition, we have agreed to use our best efforts to complete a technical and marketing agreement with Inktomi by November 19, 1999.



     We believe that the net proceeds from this offering and the net proceeds from our private placement to Inktomi, together with our cash and cash equivalents, short-term investments and funds


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

available under the revolving and capital lease lines will be sufficient to satisfy our cash requirements for the next 12 months. Depending on our rate of growth and cash requirements, we may require additional equity or debt financing to meet future working capital needs, which may have a dilutive effect on our then current shareholders. We cannot assure you that such additional financing will be available or, if available, that such financing can be obtained on satisfactory terms. Our management intends to invest cash in excess of current operating requirements in short-term, interest-bearing, investment-grade securities.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Substantially all of our cash equivalents, short-term investments and capital lease obligations are at fixed interest rates, and therefore the fair value of these instruments is affected by changes in market interest rates. However, as of June 30, 1999, all of our cash equivalents mature within three months and all of our short-term investments mature within one year. As of June 30, 1999, we believe the reported amounts of cash equivalents, short-term investments and capital lease obligations to be reasonable approximations of their fair values. As a result, we believe that the market risk arising from our holdings of financial instruments is minimal.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, or SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133, which will be effective for us for the fiscal years and quarters beginning after June 15, 2000, requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. We are assessing the requirements of SFAS No. 133 and the effects, if any, on our financial position, results of operations and cash flows.

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, or SOP 98-5, "Reporting on the Costs of Start-Up Activities." This standard requires companies to expense the costs of start-up activities and organization costs as incurred. In general, SOP 98-5 is effective for fiscal years beginning after December 15, 1998. The adoption of SOP 98-5 did not have a material impact on our results of operations.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, or SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This standard requires companies to capitalize qualifying computer software costs which are incurred during the application development stage and amortize them over the software's estimated useful life. SOP 98-1 is effective for fiscal years beginning after December 15, 1998, however early adoption is allowed. We adopted the requirements of SOP 98-1 during 1998.

IMPACT OF YEAR 2000

     Many computers, software and other equipment include computer code in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather than 2000. These problems are widely expected to increase in frequency and severity as the year 2000 approaches, and are commonly referred to as the "Year 2000 problem."

     General Readiness Assessment. The Year 2000 problem may affect the network infrastructure, computers, software and other equipment that we use, operate or maintain for our operations. As a

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

result, we have formalized our Year 2000 compliance plan, to be implemented by a team of employees, led by our internal information technology staff, responsible for monitoring the assessment and remediation status of our Year 2000 projects and reporting their status to the audit committee of our board of directors. Additionally, according to our Year 2000 compliance plan, the project team has compiled a listing of all mission-critical items, both internally developed and externally purchased, which may be impacted by the Year 2000 problem. We are in the process of obtaining verification or validation from any independent third parties whose products and services are deemed mission-critical to our processes to assess and correct any of our Year 2000 problems or the costs associated with these products and services. We expect to have all third party verifications, or replacement of the related item, completed by the end of the third quarter of 1999. We believe that we have identified most of the major computers, software applications and related equipment used in connection with our internal operations that will need to be evaluated to determine if they must be modified, upgraded or replaced to minimize the possibility of a material disruption to our business. We expect to complete this process before the occurrence of any material disruption of our business.

     Assessment of Internal Infrastructure. Beginning in 1998, we began assessing the ability of our internally developed software, infrastructure and technologies to operate properly in the year 2000. We believe that our current internally developed software, infrastructure and technologies are Year 2000 compliant. We have completed a testing plan and expect to complete replacement of any required components by the end of the third quarter of 1999. Additionally, as we design and develop new products, we subject them to testing for Year 2000 compliance and the ability to distinguish between various date formats.

     Systems Other than Information Technology Systems. In addition to computers and related systems, the operation of office and facilities equipment, such as fax machines, telephone switches, security systems and other common devices may be affected by the Year 2000 problem. We are currently contacting all related third party suppliers or testing the related items. We expect to have this process completed and necessary replacements finished by the end of third quarter of 1999.

     Costs of Remediation. We estimate the total cost of completing any required modifications, upgrades or replacements of our internal systems will not exceed $50,000, most of which we expect to incur during calendar 1999. This estimate is being monitored, and we will revise it as additional information becomes available.

     Based on the activities described above, we do not believe that the Year 2000 problem will significantly harm our business or operating results. In addition, we have not deferred any material information technology projects, nor equipment purchases, as a result of our Year 2000 problem activities.

     Business Relationships. As part of our Year 2000 plan, we are in the process of reviewing third-party suppliers of components used in the delivery of our services, including AT&T, Cable and Wireless USA, Cisco Systems, Intermedia, GTE, Sprint, PSINet, Netcom, UUNET and Verio, to identify and, to the extent possible, resolve issues involving the Year 2000 problem. Additionally, we are in the process of reviewing significant customers, including U.S. Electrodynamics and Go2Net, to identify and, to the extent possible, resolve issues involving the Year 2000 problem. However, we have limited or no control over the actions of these third-party suppliers and customers. Thus, while we expect that we will be able to resolve any significant Year 2000 problems with these third parties, there can be no assurance that these business relationships will resolve any or all Year 2000 problems before the occurrence of a material disruption to the operation of our business. Any failure of these third parties to timely resolve Year 2000 problems with their systems could significantly harm our business, financial condition and results of operations.

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

     Most Likely Consequences of Year 2000 Problems. We expect to identify and resolve all Year 2000 problems that could significantly harm our business operations. However, we believe that it is not possible to determine with complete certainty that all Year 2000 problems affecting us have been identified or corrected. The number of devices and systems that could be affected and the interactions among these devices and systems are too numerous to address. In addition, no one can accurately predict which Year 2000 problem-related failures will occur or the severity, timing, duration, or financial consequences of these potential failures. As a result, we believe that the following consequences are possible:

     - a significant number of operational inconveniences and inefficiencies for us, our suppliers and our customers that will divert management's time and attention and financial and human resources from ordinary business activities;

     - possible business disputes and claims, including claims under our quality of service warranty, due to Year 2000 problems experienced by our customers and incorrectly attributed to our services or performance, which we believe will be resolved in the ordinary course of business;

     - a few serious business disputes alleging that we failed to comply with the terms of contracts or industry standards of performance, some of which could result in litigation or contract termination; and

     - one or more of our backbone or other telecommunication providers may encounter difficulties related to the Year 2000 and, as a result, may not be able to send data to or receive data from one or more of our P-NAPs.

     Contingency Plans. We are currently developing contingency plans to be implemented if our efforts to identify and correct Year 2000 problems affecting our internal systems are not effective. We expect to complete our contingency plans by the end of the third quarter of 1999. Depending on the systems affected, these plans could include:

     - accelerated replacement of affected equipment or software;

     - short to medium-term use of backup equipment and software or other redundant systems;

     - increased work hours for our personnel or the hiring of additional information technology staff; and

     - the use of contract personnel to correct, on an accelerated basis, any Year 2000 problems that arise or to provide interim alternate solutions for information system deficiencies.

     Our implementation of any of these contingency plans could significantly harm our business, financial condition and results of operations.

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                                    BUSINESS

OVERVIEW


     InterNAP is a leading provider of fast, reliable and centrally managed Internet connectivity services targeted at businesses seeking to maximize the performance of mission-critical Internet-based applications. Customers connected to one of our Private-Network Access Points, or P-NAPs, have their data optimally routed to and from destinations on the Internet in a manner that minimizes the use of congested public network access points and private peering points. This optimal routing of data traffic over the multiplicity of networks that comprise the Internet enables higher transmission speeds, lower instances of data loss and greater quality of service than services offered by conventional Internet connectivity providers. As of June 30, 1999, we provided consistent high performance Internet connectivity services to approximately 120 customers, including Amazon.com, Fidelity Investments, Go2Net, ITXC, Nasdaq, TheStreet.com and WebTV, each of which represented at least 1% of our June 1999 revenues.



     We offer our high performance Internet connectivity services at dedicated line speeds of 1.5 Megabits per second, or Mbps, to 155 Mbps to customers desiring a superior level of Internet performance. We provide our high performance connectivity services through the deployment of P-NAPs, which are highly redundant network infrastructure facilities coupled with our patented routing technology. P-NAPs maintain high speed, dedicated connections to major global Internet networks, commonly referred to as backbones, such as AGIS, AT&T, Cable & Wireless USA, GTE, ICG Communications, Intermedia, PSINet, Sprint, UUNET and Verio. In addition, we have entered into a traffic exchange interconnect agreement with America Online, Inc. We currently operate eight P-NAPs which are located in the Atlanta, Boston, Chicago, Los Angeles, New York, San Jose, Seattle and Washington, D.C. metropolitan areas. We expect to complete the deployment of an additional four P-NAPs in the Dallas, Miami, New York and Philadelphia metropolitan areas by the end of 1999.


     We believe that our P-NAPs provide a quality of service over the public Internet enabling our customers to realize the full potential of their existing Internet-based applications, such as e-commerce and on-line trading. In addition, we believe our P-NAPs will enable our customers to take advantage of new services, such as using the Internet to make telephone calls or send facsimiles, create private networks, distribute multimedia documents and send and receive audio and video feeds.

INDUSTRY BACKGROUND

     THE GROWING IMPORTANCE OF THE INTERNET FOR MISSION-CRITICAL INTERNET-BASED APPLICATIONS

     The Internet has emerged as a global medium for communications and commerce. The growth in data that is transmitted over the Internet, or data traffic, is driven by a number of factors, including the rapidly increasing number of network-enabled and Internet-based applications, the growing number of personal computers linked to the Internet, improvements in network-enabled devices, servers and routers, and the increasing availability of broadband connections. As an illustration of this growth, Pioneer Consulting, LLC estimates that Internet bandwidth demand in North America will grow from 175 Gigabits per second in 1998 to 2,990 Gigabits per second in 2003, representing a 76% compound annual growth rate.

     Once primarily used for e-mail and retrieving information, the Internet is now being used as a communications platform for an increasing number of mission-critical Internet-based applications, such as those relating to electronic commerce, private networks, telephone and facsimile capabilities, supply chain management, customer service and project coordination. To improve the effectiveness of their mission-critical Internet-based applications, businesses are requiring increasing levels of network performance, including speed, reliability and manageability, across the Internet.

     The loss of data as it is transmitted over the Internet and inefficiencies in transferring data across the Internet are fundamental causes of unsatisfactory performance of Internet-based applications. Many of these problems are caused by the architectural shortcomings of the Internet that have led to the largely unorchestrated transfer of data traffic from one commercially run network to another. The recent increases in network capacity and improvements in the performance of network devices fail to address many of the problems associated with exchanging data between the multiple networks which comprise the Internet. Further, the popularity of the Internet has resulted in an ever-increasing number of users transmitting rapidly increasing volumes of data across the Internet.

     THE EMERGENCE OF MULTIPLE INTERNET BACKBONES

     The Internet originated as a restricted network designed to provide efficient and reliable long distance data communications among the disparate computer systems used by government funded researchers and organizations. As businesses began to use the Internet for functions critical to their core strategies, telecommunications companies established additional networks, or backbones, to supplement the original public infrastructure and satisfy this increasing demand. In this way, the original public Internet infrastructure has grown into a "network of networks" run by numerous commercial telecommunications companies, each of which manages its own backbone. Currently, the Internet is a global collection of hundreds of interconnected computer networks. Of these networks, approximately a dozen commercial backbones contain the majority of the global addressable routes on the Internet. These backbones were developed at great expense but are nonetheless constrained by the fundamental limitations of the Internet's architecture. They must connect to one another, or peer, to permit their customers to communicate with each other. Consequently, many backbone providers have agreed to exchange large volumes of data traffic through a limited number of public network access points.

     Five major public network access points are in use today, including the Metropolitan Area Exchange East, or MAE East, near Washington, D.C. and MAE West in San Jose. The public network access points are not centrally managed and no single entity has the economic incentive or ability to facilitate problem resolution, to optimize peering within the public network access points or to bring about centralized routing administration. As a consequence of the lack of coordination among backbones at these public peering points and in order to avoid the increasing congestion and resulting data loss at the public network access points, a number of the backbone providers have established private interfaces connecting pairs of backbones for the exchange of traffic. Although private peering arrangements are helpful for exchanging traffic, they do not overcome the structural and economic shortcomings of the Internet.

     THE PROBLEM OF INEFFICIENT ROUTING OF DATA TRAFFIC ON THE INTERNET

     Data loss is a fundamental cause of the slowness and unreliability that are characteristic of the Internet today. Data loss occurs when the devices handling data lose track of packets before they can be transferred, or routed, to their destination. When this occurs, the computer that originally sent a lost packet will resend it until it receives confirmation of receipt by the destination device, thus compounding the congestion. Data loss most frequently occurs at Internet exchange points, such as public network access points and private peering points. We believe that packet loss at the public network access points can exceed 20% during peak hours. This can have a dramatic impact on the effective speed at which data is transmitted over the Internet. For example, according to an industry

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source, downloading a file from a web site under conditions with 1% data loss can take up to twice as long as doing so when there is no data loss.

     Due to the Internet's lack of central management, there is no organized mechanism to route traffic to avoid congestion at the public network access points and private peering points. The individual backbone providers only control the routing of data within their backbones, and their routing practices tend to compound the inefficiency of the Internet. When a backbone provider receives a packet that is not destined for one of its own customers, it must route it to another backbone provider to complete the delivery of the packet on the Internet.

     Since the use of a public network access point or a private peering point typically involves no economic settlement, a backbone provider will often route the data to the nearest point of traffic exchange, in an effort to get the packet off its network and onto a competitor's backbone as quickly as possible. In this manner, the backbone provider reduces capacity and management burdens on its transport network. Consequently, in order to complete a communication, data ordinarily passes through multiple networks and peering points without regard to congestion or other factors that inhibit performance. Further, once data leaves a backbone destined for another network, the backbone provider has no way of controlling the quality of the end-to-end connection. As a result, it is virtually impossible for a single backbone provider to offer a high quality of service across disparate networks. For customers of conventional Internet connectivity providers, this results in lost data, slower and more erratic transmission speeds, and an overall lower quality of service. Equally important, these customers have no control over these arrangements and have no single point of contact that they can hold accountable for any decrease in service levels, such as poor data transmission performance. An example of routing over the Internet is depicted in the figure below.

[Graphic on page 36 depicting an example of routing over the Internet]

The Inefficiencies of the Internet Today:
A. Backbone A passes off the ISP Customer request for data at the nearest public or private with Backbone B, regardless of congestion or performance problems occurring at the exchange.
  Free private peering provides no economic settlement between 2 networks, thereby resulting in "best effort" delivery with no guarantees or accountability for poor performance or lost data.
B. Using an asymmetric return route, Backbone B passes off the ISP Customer request at a public peering exchange forcing the data to transit across yet another potentially congested network infrastructure.

                                   [GRAPHIC]
     The Internet is rapidly becoming a critically important medium for communications and commerce. However, businesses are unable to benefit from the full potential of the Internet primarily because peering and routing practices, current routing technologies, and the Internet's architecture were not designed to support today's large and rapidly growing volume of traffic. We believe the emergence of technologies and applications that rely on network quality and require consistent and high speed data transfer, such as voice and fax over Internet Protocol, virtual private network services, multimedia document distribution and audio and video streaming, will be hindered by the performance problems of the Internet. We also believe the future of Internet connectivity services will be driven by providers that, through high performance Internet routing services, provide consistent high quality of service and enable businesses to successfully execute their mission-critical Internet-based applications over the public network infrastructures.

THE INTERNAP SOLUTION

     We are a leading provider of fast, reliable and centrally managed Internet connectivity services targeted at businesses seeking to maximize the performance of mission-critical Internet-based applications. Utilizing our proprietary network architecture and advanced routing technologies, we route our customers' data in an optimal manner over the Internet. We currently operate eight P-NAPs across the United States. Our P-NAP network model is depicted below:

[Graphic on page 37 depicting P-NAP routing method]
The InterNAP Solution:
A. The P-NAP intelligently routes data transmissions between the ISP customer and the P-NAP customer Web Site, bypassing congested and unreliable public NAPs and private peering relationships.
B. The P-NAP intelligently routes data transmissions between the Web Site and the P-NAP ISP Customer, bypassing congested and unreliable public and private peering relationships.
C. For ISPs and Web Sites that are customers of the same P-NAP, data transmissions occur within the local P-NAP infrastructure, bypassing the Internet entirely.

                                   [GRAPHIC]

     By connecting to one of our P-NAPs, mission-critical inbound and outbound data transmissions travel an optimal route to and from destinations on the Internet. This optimal routing of data traffic over the Internet enables higher transmission speeds, lower instances of data loss and greater quality of service. Our high performance Internet connectivity services provide the following key advantages:

     High Performance Connectivity. We route our customers' traffic over the Internet in a way that we believe provides consistently greater speed, along with superior end-to-end control, predictability and reliability, than services offered by conventional Internet connectivity providers. Our P-NAPs have high-speed, direct connections to major global Internet backbones. Our proprietary technology may be used to route data directly to the Internet backbone on which a given destination resides, thereby giving our customers direct access to the destination network for a large majority of global Internet addresses. This network architecture combined with our proprietary routing technology generally bypasses congested public network access points and private peering points, reduces data loss and improves reliability and performance for our customers to any of our multiple backbone connections. In addition, customers directly connected to the same P-NAP get one-hop access when communicating with each other, completely avoiding the public Internet.

     We use multiple connections to major backbones to create our own virtual backbone, instead of owning or operating an expensive long-haul backbone infrastructure. As a result, we can offer customers improved service levels by optimally routing traffic between any two P-NAPs using our virtual backbone. Consequently, any customer connected to any P-NAP will experience optimal public backbone network performance in communicating with any other customer connected to any other P-NAP. A model of InterNAP's virtual backbone created between any two P-NAPs is depicted below:

[Graphic on page 38 depicting the InterNAP virtual backbone]

                                   [GRAPHIC]

     Highly Reliable Network Architecture. P-NAPs are designed with a highly redundant network infrastructure, including multiple local loop connections from multiple carriers. This design minimizes interruptions of network operations. If a backbone network connected to a P-NAP should fail, we can instantly reroute data using any of the remaining networks connected to the P-NAP. As a result, our customers experience more reliable services and are less likely to need and pay for redundant Internet backbone connections.

     Superior Route Optimization and Management. Our proprietary routing technology and network management system provide us with data that enables us to manage network traffic and to offer economic settlements to backbone providers for the transfer of our customers' data packets. As a result, we are able to obtain full sets of global Internet Protocol routes from each backbone provider connected to a P-NAP, and choose from among these routes the most optimal route for our customers' traffic. We are therefore able to hold all of our backbone providers accountable for performance within their respective networks. In addition, because we manage all backbone connections into and out of each P-NAP, we are able to centrally forecast and plan for upgrades. We believe this consistently provides our customers with better service and minimizes congestion and data packet loss for all of the backbones to which our P-NAPs are connected.

     Scalability and Flexibility. Our Internet connectivity services are designed to be scalable and flexible. Since P-NAPs are localized infrastructures, not long haul backbones, we can manage capacity issues and traffic flows for each backbone provider at each P-NAP separately. Unlike a backbone provider, we do not need to make uniform capacity upgrades across an entire network as traffic levels increase. Furthermore, an upgrade to one backbone provider does not require similar upgrades to all backbones connected to a P-NAP or upgrades throughout our system of P-NAPs. This allows us to more readily scale our capacity as traffic levels increase.

     Superior Customer Service and Support. Our network operations center is staffed 24 hours a day, seven days a week, by skilled engineers. Equipped with sophisticated traffic management reporting and diagnostic tools, they provide our customers with a single point of contact for support inquiries, network troubleshooting and diagnosis. The network operations center constantly monitors the operation of all our P-NAPs, as well as the backbones connected to them, and provides our customers and backbone providers with real-time notification and management of events that might affect service, such as network congestion, equipment failures and network or power outages. Given the overall complexity of our technology and our highly skilled engineers, we believe that our customer support services create a significant barrier to entry for competitors. In addition, since we are a paying customer of each backbone provider connected to a P-NAP, we believe we can get better response times, service level agreements and trouble ticket resolution than Internet service providers that rely on free public peering arrangements.

STRATEGY

     Our objective is to be the leading provider of high performance Internet connectivity services that enable businesses to run mission-critical Internet-based applications and to establish and maintain the standard of quality for Internet connectivity services. We are committed to attracting, hiring and retaining exceptional employees at all levels of our organization in order to realize these objectives. Key components of our strategy include:

     Enhance Our Core Technologies to Provide the Highest Performance Internet Connectivity Services. We plan to continue developing our P-NAPs, as well as our network operations center, to enhance the level of service we provide to our customers. Our P-NAPs and network operations center have been designed to allow expansion of the features and functionalities of our services and have the scalability required to meet the growing needs of customers. We believe that enhancements to our proprietary technologies are integral to our ability to continue to penetrate new markets and to provide new value-added services to existing customers. For example, we intend to use the intelligent routing capabilities of our P-NAPs to enable our customers to take advantage of new services such as telephone and facsimile capabilities, private networks, multimedia document distribution and audio and video feeds.

     Continue to Provide Superior Customer Service and Support. We intend to continue providing our customers with superior customer service and support 24-hours a day, seven days a week. We believe that we can continue to improve our competitive position by supporting our service with our highly-skilled engineers, sophisticated traffic management reporting and diagnostic tools, and network operations center. To reduce the risk of service interruptions, we plan to build a second network operations center that will also monitor all of our P-NAPs. We intend to use our status as a paying customer of the major backbone providers to obtain a higher level of service which we can pass on to our customers.

     Expand Our Geographic Coverage in Key Markets. We currently offer our services through our P-NAPs in eight key metropolitan areas across the United States and intend to aggressively deploy P-NAPs in key markets across the United States and internationally. As part of our deployment plan, we expect to complete the deployment of four additional P-NAPs in the United States by the end of 1999.

     Continue to Build Our Brand Awareness. We intend to aggressively build our customer base by increasing awareness of the InterNAP brand. We believe that associating our brand with a high quality of service is key to the expansion of our customer base. As we grow in size, we intend to invest in building brand awareness through a marketing plan that includes P-NAP launch events, trade shows, speaking events and media appearances, news announcements, advertisements and customer testimonials.

     Continue to Target Strategic Markets. We intend to expand our sales and marketing activities by continuing to focus on five strategic market segments, including high technology, e-commerce and retail, communication providers, financial services, and entertainment and publishing. The businesses in these market segments are characterized by early adoption of Internet services and a need for fast, reliable and manageable Internet connectivity services. By focusing on specific strategic markets we expect to be able to leverage our industry knowledge and highly experienced sales force to extend our market reach. We also intend to expand our indirect sales channels by partnering with leading resellers with strong backgrounds and market presence in these markets.

     Maintain Backbone Provider Neutrality. At each P-NAP, we have connections with at least four major backbone providers. In order to provide one-hop service to a large majority of Internet destinations, we must maintain high-volume connections with major backbone providers. We plan to continue to do this as new backbone providers emerge, as existing backbone providers increase in market size in the metropolitan areas where our P-NAPs are located and as global Internet traffic patterns change. We do not favor one backbone provider over another, but rather use our proprietary technology to route packets directly to the backbone on which an Internet destination is located. We believe this provides substantial benefits to all backbone providers to whom we connect, because we deliver only packets destined for each backbone provider's customers, thus improving the efficiencies of their infrastructure.

CUSTOMERS

     We have established a diversified base of customers across a wide range of industries. As of June 30, 1999, we had approximately 120 customers. The following is a list of selected customers whose monthly bill was between $5,000 and $94,000 for June 1999:

Adforce                          Go2Net                           Seattle Times
Adknowledge                      Homegrocer.com                   Shopping.com
Advanced Radio Telecom           Humongous Entertainment          TheStreet.com
Amazon.com                       ITXC Corp                        Tradescape.com
art.com                          Nasdaq                           U.S. Electrodynamics
Datek Online                     Primus Telecommunications        Waterhouse Investor Services
eBay                             Recreational Equipment, Inc.     WebTV Networks
Enron Communications             Seanet Corporation               Won.net
Fidelity Investments

     We offer superior customer service and support from our network operations center staffed 24 hours a day, seven days a week by highly skilled network engineers who use our sophisticated traffic management reporting and diagnostic tools. As of June 30, 1999, we had 92 employees dedicated to customer service, network support and P-NAP engineering. Our customer service personnel are also available to assist customers whose operations require specialized procedures.

     Our customer contracts generally cover the provision of services for a one to three year period and may contain service level warranties. To date, none of our customers has utilized this warranty to receive a credit for a period of free service. We have had limited contract renewal experience with customers whose initial service contract terms have expired. From inception through June 30, 1999, 23 customers have chosen to renew their contract or upgrade their service under a new contract prior to their original contract's expiration, and we have identified six customers that have chosen not to renew their service with us.


SERVICES


     We offer Internet connectivity services to our customers over T-1, DS-3 and OC-3 telecommunication connections at speeds ranging from 1.5 Mbps to 155 Mbps. T1, DS-3 and OC-3 are three of many possible media used to transport Internet Protocol packets across the Internet. T1 is a telecommunications standard that carries voice calls or data at a rate of 1.544 million bits per second over a communication line. DS-3 carries voice calls or data at a rate of 45 million bits per second, and OC-3 carries voice calls or data at a rate of 155 million bits per second. Our list prices for a single connection range from $2,695 to $193,320 per month depending on the connection purchased. Customers who connect to a P-NAP with a DS-3 or faster connection have a choice of fixed rate pricing or usage based pricing. Otherwise, customers pay a fixed fee for our Internet connectivity services. Usage based pricing varies according to the volume of data sent and received over the connection.


     Customers that have networking equipment or servers located within P-NAP facilities may connect directly to the P-NAP using standard Ethernet connections with speeds ranging from 10 Mbps to 200 Mbps. We also offer our customers additional value added services, including:

     - InterNAP Diversity Plus. Our Diversity Plus service allows customers to maintain multiple connections to InterNAP and other backbone providers while still taking advantage of the optimal routing capabilities of the P-NAP. In a typical Diversity Plus configuration, the customer has a connection to a P-NAP and to one or more backbone providers of their choice. The customer's router is configured using our proprietary routing technology to route packets addressed to Internet destinations located on the alternate provider's backbone through the customer's direct connection while other packets are routed to the P-NAP. In this manner, the customer can use redundant Internet connections, while also taking advantage of the unique features of the P-NAP.

     - Connections to Data Centers. Many of our customers have their servers located at third party data centers. We connect to these customers either by establishing a circuit directly to their routers or through a connection we have with the network maintained by the third party data center operator. We have our own data center in our Seattle P-NAP at which a number of our customers have co-located their servers.

     - Installation Services. We perform installation services necessary to connect our customers' networks to our P-NAPs.

TECHNOLOGY

     P-NAP Architecture. The P-NAP architecture was engineered as a reliable and scalable network access point. Multiple routers and multiple backbone connections provide back-ups in case of the failure of any single P-NAP circuit or device.

     The P-NAP architecture is designed to grow as our customers' traffic demands grow and as we add new customers. Our P-NAP model provides for the addition of significant backbone providers as necessary.

     InterNAP only deploys P-NAPs within central office grade facilities. All P-NAP facilities are equipped with battery backup and emergency generators, as well as dual heating, ventilation and air conditioning systems.

     ASsimilator Routing Technology. ASsimilator technology is a software based system for Internet Protocol route management that interfaces with the P-NAP infrastructure to provide the high performance routing service characteristics of the P-NAP. The system is a seamless integration of databases, software programs, router configuration processes and route verification methods.

     ASsimilator periodically downloads the global routing tables being advertised by all of the backbone networks touching the P-NAP. It then automatically determines exactly which Internet Protocol routes are attached to which networks and assesses how the world of Internet Protocol addresses are connected to the Internet. ASsimilator then routes data to its intended destination backbone in normal instances as well as in failure scenarios. A verification system also allows ASsimilator to monitor the routing of data, and if routing is found to be suboptimal, adjustments can be made to optimize routing. ASsimilator controls both outbound routing to a backbone network from the P-NAP as well as inbound routing from a backbone network.

     Distributed Network Management System. We have developed a highly scalable proprietary network management system optimized for monitoring P-NAPs. With the use of our distributed network management system, our network operations center is capable of real-time monitoring of the backbones connected to each P-NAP, customer circuits, network devices and servers 24 hours a day, seven days a week. This system provides our network operations center with proactive trouble notification, allowing for instantaneous identification and handling of problems, frequently before our customers become aware of network problems. This system also captures and provides bandwidth usage reports for billing and customer reports. Data provided by the system is an integral part of our capacity planning and provisioning process, helping us to forecast and plan upgrades before capacity becomes strained.

     Product Development Costs. Our product development costs include research and development costs, which were approximately $184,000 for the period from inception May 1, 1996 to December 31, 1996, $389,000 for the year ended December 31, 1997, $708,000 for the year ended December 31, 1998 and $903,000 for the six month period ended June 30, 1999. We expect our product development costs to increase as we hire additional engineers and technical personnel to develop new products and services and upgrade existing ones.

SALES AND MARKETING

     Our sales and marketing objective is to achieve broad market penetration and increase brand name recognition by targeting enterprises that depend upon the Internet for mission-critical operations. As of June 30, 1999, we had 50 employees engaged in direct sales and sales management, 17 in sales administration and support, 13 in technical support and 12 in marketing located in 10 cities.

     Sales. We have developed a direct high-end sales organization with managers who have an average of over 15 years of relevant sales experience and representatives who have many years of relevant sales experience with a broad range of telecommunications and technology companies. In addition, our highly trained technical sales engineers and client interaction engineers, who facilitate optimal routing solutions for our customers, are responsible for generating recurring sales revenues and serve to complement our sales force. When we deploy a new P-NAP, we set up a dedicated team of sales representatives and engineers focused exclusively on that market. We believe this localized direct sales approach allows us to respond to regional competitive characteristics, educate customers, and identify and close business opportunities better than a centralized sales force. We are also developing an indirect sales channel for our products and services through relationships with content developers, cable companies, DSL service providers, consulting companies and Internet service providers.

     Marketing. Our marketing efforts are designed to help educate customers in our targeted vertical markets to understand that a service provider is now available that can provide a quality of service over the entire Internet that enables them to launch and execute mission-critical Internet-based applications. Our marketing activities have included collateral advertising, tradeshows, direct response programs, new P-NAP launch events and management of our Web site. These programs are targeted at key information technology executives as well as senior marketing and finance managers. In addition, we conduct comprehensive public relations efforts focused on cultivating industry analyst and media relationships with the goal of securing broad media coverage and public recognition of our proprietary high speed public Internet communications solutions.

     Our marketing organization is responsible for expanding our value added service offerings into horizontal markets as new bandwidth intensive applications such as telephone and facsimile transmissions over the Internet, private networks, multimedia document distribution, audio and video feeds and other emerging technologies are introduced.

COMPETITION

     The Internet-based connectivity services market is extremely competitive and there are few substantial barriers to entry. We expect that competition will intensify in the future, and we may not have the financial resources, technical expertise, sales and marketing abilities or support capabilities to compete successfully in our market. Many of our existing competitors have greater market presence, engineering and marketing capabilities, and financial, technological and personnel resources than we do. Our competitors include:

     - backbone providers that provide us connectivity services including AGIS, AT&T, Cable & Wireless USA, GTE Internetworking, ICG Communications, Intermedia, PSINet, Sprint, UUNET and Verio;

     - regional Bell operating companies which offer Internet access; and

     - global, national and regional Internet service providers.

     Because relatively low barriers to entry characterize our market, we expect other companies to enter our market. In addition, if we are successful in implementing our international expansion, we will encounter additional competition from international Internet service providers as well as international telecommunication companies. As new participants enter the Internet connectivity services market, we will face increased competition. Such new competitors could include computer hardware, software, media and other technology and telecommunications companies. A number of telecommunications companies and online service providers currently offer, or have announced plans to offer or expand, their network services. Other companies have expanded their Internet access products and services as a result of acquisitions. Further, the ability of some of our competitors to bundle other services and products with their network services could place us at a competitive disadvantage. Various companies are also exploring the possibility of providing, or are currently providing, high-speed data services using alternative delivery methods. In addition, Internet backbone providers may make technological developments, such as improved router technology, that will enhance the quality of their services.

     We believe that the principal competitive factors in our market are speed and reliability of connectivity, quality of facilities, level of customer service and technical support, price, brand recognition, the effectiveness of sales and marketing efforts, and the timing and market acceptance of new solutions and enhancements to existing solutions developed by us and our competitors. We believe that we presently are positioned to compete favorably with respect to most of these factors. In particular, many of our competitors have built and must maintain capital-intensive backbone infrastructures that are highly dependent on traditional public and private peering exchanges. Each backbone provider tries to offer high quality service within its own network but is unable to guarantee service quality once data leaves its network, and there is little incentive to optimize the interoperability of traffic between networks. We actively route traffic in an optimal manner, thereby providing customers with a high level of service and increasing the efficiency of the backbone providers themselves. However, the market for Internet connectivity services is evolving rapidly, and we cannot assure you that we will compete successfully in the future. As a result, we may not maintain a competitive position against current or future competitors. See "Risk Factors -- Competition from More Established Competitors Who Have Greater Revenues Could Decrease Our Market Share."


INTELLECTUAL PROPERTY

     We rely on a combination of patent, copyright, trademark, trade secret and other intellectual property law, nondisclosure agreements and other protective measures to protect our proprietary technology. InterNAP and P-NAP are trademarks of InterNAP which are registered in the United States. To date, we have made two patent applications in the United States. The United States Patent and Trademark Office has recently notified us that it has allowed four of the claims in our initial patent application. When the initial patent issues, it will be enforceable for a duration of twenty years from the date of filing, or until September 3, 2017. Additional claims that were included by amendment in that application have now been included in our second patent application. All of the patents and patent applications relate to our P-NAP technology. In addition, we have filed a corresponding international patent application under the Patent Cooperation Treaty.

     We also enter into confidentiality and invention assignment agreements with our employees and consultants and control access to and distribution of our proprietary information. Despite our efforts to protect our proprietary rights, departing employees and other unauthorized parties may attempt to copy or otherwise obtain and use our products and technology. Monitoring unauthorized use of our products and technology is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

     From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights claims or initiate litigation against us or our suppliers or customers with respect to existing or future products and services. Although we have not been a party to any claims alleging infringement or intellectual property rights, we cannot assure you that we will not be subject to these claims in the future. Further, we may in the future initiate claims or litigation against third parties for infringement of our proprietary rights to determine the scope and validity of our proprietary rights or those of our competitors. Any of these claims, with or without merit, may be time-consuming, result in costly litigation and diversion of technical and management personnel or require us to cease using infringing technology, develop noninfringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. In the event of a successful claim of infringement and our failure or inability to develop noninfringing technology or license the infringed or similar technology on a timely basis, our business and results of operations may be seriously harmed.

EMPLOYEES

     As of June 30, 1999, we employed 221 full-time persons, 12 of whom were engaged in product development, 92 in sales and marketing, 92 in professional services and 25 in finance, administration and operations. None of our employees is represented by a labor union, and we have not experienced any work stoppages to date. We consider our employee relations to be good.

FACILITIES

     Our executive offices are located in Seattle, Washington and consist of approximately 20,700 square feet that are leased under an agreement that expires in 2003. On July 1, 1999, we entered into a third amendment to our lease increasing our total square footage to approximately 74,100 square feet as of October 1, 1999. We lease facilities for our network operations center, sales offices and P-NAPs in a number of metropolitan areas and specific cities. We believe that our existing facilities, including the additional space, are adequate for our current needs and that suitable additional or alternative space will be available in the future on commercially reasonable terms as needed.

LEGAL PROCEEDINGS

     From time to time, we may be involved in litigation relating to claims arising out of our ordinary course of business. We are not currently involved in any material legal proceedings.

                                   MANAGEMENT

     Our executive officers and directors, the positions held by them and their ages as of June 30, 1999 are as follows:

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

                  NAME                     AGE                   POSITION
                  ----                     ---                   --------
Anthony C. Naughtin......................  43    Chief Executive Officer and Director
Paul E. McBride..........................  37    Chief Financial Officer and Vice
                                                 President of Finance
Christopher D. Wheeler...................  32    Chief Technology Officer and Vice
                                                 President
Charles M. Ortega........................  44    Vice President of Sales & Marketing
Mike N. Joseph...........................  51    Vice President of Operations and Field
                                                   Engineering
Richard Perez............................  46    Vice President of Deployment
Eugene Eidenberg.........................  59    Chairman of the Board
William J. Harding(1)....................  51    Director
Fredric W. Harman(1).....................  39    Director
Robert J. Lunday, Jr.(2).................  60    Director
Kevin L. Ober(1)(2)......................  38    Director
Robert D. Shurtleff, Jr.(2)..............  45    Director

-------------------------
(1) Member of audit committee.
(2) Member of compensation committee.

     Anthony C. Naughtin founded InterNAP and has served as our Chief Executive Officer since May 1996. Mr. Naughtin has also served as our President from May 1996 to August 1999 and as our director since October 1997. Prior to founding InterNAP, he was vice president for commercial network services at ConnectSoft, Inc., an Internet and e-mail software developer, from May 1995 to May 1996. From February 1992 to May 1995, Mr. Naughtin was the director of sales at NorthWestNet, an NSFNET regional network. Mr. Naughtin has served as a director of Fine.com International Corp., a services-computer processing and data preparation company since December 1996. Mr. Naughtin holds a Bachelor of Arts in communications from the University of Iowa and is a graduate of the Creighton School of Law.

     Paul E. McBride has served as our Vice President of Finance and Administration since May 1996. He has also served as our Chief Financial Officer since June 1999. Prior to joining InterNAP, Mr. McBride was Vice President of Finance and Operations at ConnectSoft Inc. from February 1995 to March 1996. From December 1992 to January 1995, he served as Chief Financial Officer and Vice President of Finance at PenUltimate, Inc., a software developer. Mr. McBride holds a Bachelor of Arts in Economics and a Bachelor of Science in Finance from the University of Colorado and holds a Master of Business Administration from the University of Southern California.

     Christopher D. Wheeler has served as our Chief Technology Officer and Vice President since May 1996. Prior to joining InterNAP, Mr. Wheeler was co-founder, President and Chief Executive Officer of interGlobe Networks, Inc., a TCP/IP consulting firm from 1994 to 1996. Mr. Wheeler also worked in advanced network/Internet technology areas at NorthwestNet, which is now Verio Northwest, and was responsible for backbone engineering, routing technology design, network management tools development, network operations and systems engineering at the University of

Washington from 1989 to 1994. Mr. Wheeler holds a Bachelor of Science in Computer Science from the University of Washington.

     Charles M. Ortega has served as our Vice President of Sales and Marketing since April 1998. Prior to joining InterNAP, Mr. Ortega was Director of Sales for Global and Corporate National Accounts at MCI Communications Corporation from 1989 to April 1998. Prior to MCI, he held senior sales management positions with Wang Laboratories and Hewlett Packard. Mr. Ortega holds a Bachelor of Science degree in Kinesiology from UCLA, and a Master of Business Administration from the Joan Anderson School of Business at UCLA.

     Mike N. Joseph has served as our Vice President of Operations and Field Engineering since August 1999. He has served as our Vice President of Operations since June 1999 and as our Director of Corporate Engineering Operations from September 1998 to June 1999. Prior to joining InterNAP, Mr. Joseph served as Director, and later Vice President of Technical Services of Cellular Technical Services, a manufacturer of clone detection products, from July 1996 to June 1998. Prior to that, Mr. Joseph was Director of Operational System Support for AT&T Wireless, a wireless services provider, from August 1995 to May 1996. From July 1994 to August 1995, Mr. Joseph was Manager of Global Engineering at Cable & Wireless, a global voice and Internet connectivity company. Mr. Joseph attended the University of Houston.

     Richard Perez has served as our Vice President of Deployment since August 1999 and as our Vice President of Deployment, Field Engineering and Provisioning from December 1998 to August 1999. Prior to joining InterNAP, Mr. Perez worked for 17 years at MCI Communications Corporation, serving in various managerial and technical positions. Mr. Perez attended the University of Maryland and is a past Advisory Board member of the University of Washington's Data Communications Extension.

     Eugene Eidenberg has served as a director and chairman of InterNAP since November 1997 and as chairman of the board of directors since 1998. Dr. Eidenberg has served as a Principal of Hambrecht & Quist Venture Associates since 1998 and was an advisory director at the San Francisco investment banking firm of Hambrecht & Quist from 1995 to 1998. Dr. Eidenberg served for 12 years in a number of senior management positions with MCI Communications Corporation. His positions at MCI included Senior Vice President for Regulatory and Public Policy, President of MCI's Pacific Division, Executive Vice President for Strategic Planning and Corporate Development and Executive Vice President for MCI's international businesses. Dr. Eidenberg is currently a director of LXR Biotechnology, AAPT Ltd. and several private companies. Dr. Eidenberg holds a Ph.D. and a Master of Arts degree from Northwestern University and a Bachelor of Arts degree from the University of Wisconsin.

     William J. Harding has served as a director of InterNAP since January 1999. Since 1994, Dr. Harding has been an employee and Principal of Morgan Stanley & Co. Incorporated. In addition, Dr. Harding has served as a managing member of Morgan Stanley Venture Partners, L.L.C., the general partner of Morgan Stanley Dean Witter Venture Partners. Prior to joining Morgan Stanley Dean Witter, he was a General Partner of several venture capital partnerships affiliated with J.H. Whitney & Co. Dr. Harding was associated with Amdahl Corporation from 1976 to 1985, serving in various technical and business positions. He is currently a director of ScanSoft, Inc., Persistence Software, Inc., Commerce One, Inc. and several private companies. Dr. Harding holds a Ph.D. in engineering from Arizona State University and a Master of Science degree in systems engineering and Bachelor of Science degree in engineering mathematics from the University of Arizona.

     Fredric W. Harman has served as a director of InterNAP since January 1999. Since 1994, Mr. Harman has served as a Managing Member of the General Partners of venture capital funds affiliated with Oak Investment Partners. Mr. Harman served as a General Partner of Morgan Stanley Venture Capital, L.P. from 1991 to 1994. Mr. Harman serves as a director of Inktomi Corporation, ILOG, S.A., Primus Knowledge Solutions and several privately held companies. Mr. Harman holds a Bachelor of Science degree and a Masters degree in electrical engineering from Stanford University and a Master of Business Administration from Harvard University.

     Robert J. Lunday, Jr. has served as a director of InterNAP since inception. Mr. Lunday has served as President of Lunday Communications, Inc., an investment company, since 1973. He was a founder of Commnet Cellular, Inc. and served on its board of directors from 1983 to 1989.

     Kevin L. Ober has served as a director of InterNAP since October 1997. Mr. Ober has been a member of the investment team at Vulcan Ventures, Inc. since November 1993 and in this capacity serves as a director in several portfolio companies including Nexabit Networks, NETSchools Corporation and Command Audio, Inc. Prior to working at Vulcan Ventures, Mr. Ober served in various positions at Conner Peripherals, Inc., a computer hard disk drive manufacturer. Mr. Ober holds a Master of Business Administration from Santa Clara University and Bachelor of Science degree in business administration from St. John's University.

     Robert D. Shurtleff, Jr. has served as a director of InterNAP since January 1997. In 1999, Mr. Shurtleff founded S.L. Partners, a strategic consulting group focused on early stage companies. From 1988 to 1998, Mr. Shurtleff held various positions at Microsoft Corporation, including Program Management and Development Manager and General Manager Workgroup Solutions Product Unit. Prior to working at Microsoft Corporation, Mr. Shurtleff worked at Hewlett Packard Company from 1979 to 1988. Mr. Shurtleff holds a Bachelor of Arts degree in computer science from the University of California at Berkeley.

BOARD COMPOSITION

     Upon the closing of this offering, we will have authorized a range of directors from five to nine. In accordance with the terms of our amended articles of incorporation, the terms of office of the board of directors will be divided into three classes:

     - Class I directors, whose term will expire at the annual meeting of shareholders to be held in 2000;

     - Class II directors, whose term will expire at the annual meeting of shareholders to be held in 2001; and

     - Class III directors, whose term will expire at the annual meeting of shareholders to be held in 2002.

     Our Class I directors will be Robert J. Lunday, Jr. and Robert D. Shurtleff, Jr., our Class II directors will be Fredric W. Harman and Kevin L. Ober, and our Class III directors will be Eugene Eidenberg, William J. Harding and Anthony C. Naughtin. At each annual meeting of shareholders after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing a change in control or management of InterNAP.

COMMITTEES OF THE BOARD OF DIRECTORS

     The board of directors has established an audit committee and a compensation committee. Our audit committee consists of Kevin L. Ober, Fredric
W. Harman and William J. Harding. The audit committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent accountants.

     Our compensation committee consists of Kevin L. Ober, Robert J. Lunday, Jr. and Robert D. Shurtleff, Jr. The compensation committee reviews and recommends to the board of directors the compensation and benefits of all our officers and establishes and reviews general policies relating to compensation and benefits for our employees.

BOARD-COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

DIRECTOR COMPENSATION

     Our directors currently do not receive any cash compensation for their services on the board of directors or any committees of the board. They are reimbursed for certain expenses in connection with attendance at board and committee meetings. From time to time, certain non-employee directors have received grants of options to purchase shares of our common stock. In March 1998, Messrs. Eidenberg and Ober each were granted an option to purchase 200,000 shares of our common stock at an exercise price of $.06 per share. Non-employee directors are expected to receive an initial option to purchase 40,000 shares of common stock and an annual option to purchase 10,000 shares of common stock under our 1999 non-employee directors' stock option plan.

EXECUTIVE COMPENSATION

     The table below sets forth summary information concerning compensation paid by us during the fiscal year ended December 31, 1998 to (a) our Chief Executive Officer and President and (b) three of our other executive officers other than the Chief Executive Officer whose salary and bonus for fiscal year 1998 exceeded $100,000 and who served as an executive officer during fiscal year 1998:

                           SUMMARY COMPENSATION TABLE

                                                                        LONG-TERM
                                      ANNUAL COMPENSATION              COMPENSATION
                             --------------------------------------    ------------
                                                       ALL OTHER        SECURITIES
                                                        ANNUAL          UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION  SALARY($)   BONUS($)   COMPENSATION($)     OPTIONS(#)    COMPENSATION($)
---------------------------  ---------   --------   ---------------    ------------   ---------------
Anthony C. Naughtin,
  Chief Executive Officer
  and President..........    $123,750    $    --        $    --          $    --          $   --
Paul E. McBride,
  Chief Financial Officer
  and Vice President.....     113,750         --             --               --              --
Christopher D. Wheeler,
  Chief Technical Officer
  and Vice President.....     113,750         --             --               --              --
Charles M. Ortega,
  Vice President of Sales
  and Marketing..........      81,658     20,000         30,000          360,000          12,000(1)

---------------

(1) Consists of living expenses.

             STOCK OPTION GRANTS AND EXERCISES IN LAST FISCAL YEAR

     The following table sets forth information regarding options granted to certain of our executive officers during the fiscal year ended December 31, 1998:

                                                                                            POTENTIAL REALIZABLE
                                                    INDIVIDUAL GRANTS                         VALUE AT ASSUMED
                                 -------------------------------------------------------      ANNUAL RATES OF
                                                TOTAL OPTIONS                                      STOCK
                                   SHARES        GRANTED TO                                   APPRECIATION FOR
                                 UNDERLYING       EMPLOYEES      EXERCISE                      OPTION TERM($)
                                   OPTIONS        IN FISCAL      PRICE PER    EXPIRATION    --------------------
             NAME                GRANTED(#)        YEAR(%)       SHARE($)        DATE          5%         10%
             ----                -----------    -------------    ---------    ----------    --------    --------
Charles M. Ortega..............    360,000          10.5%          $ .06       7/21/08      $13,584     $34,425

     Twenty-five percent of these options vest on the first anniversary of the date of hire and the remainder vest in equal installments each month over the three-year period following the first anniversary of the date of hire. Options were granted at an exercise price equal to the fair market value of our common stock, as determined by the board of directors on the date of grant.

     The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the SEC. There can be no assurance provided to any executive officer or any other holder of our securities that the actual stock price appreciation over the option term will be at the assumed 5% and 10% levels or at any other defined level.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

     The following table sets forth information as of December 31, 1998 regarding options held by certain of our executive officers. There were no stock appreciation rights outstanding at December 31, 1998:

                                                            NUMBER OF SHARES
                                                         UNDERLYING UNEXERCISED           VALUE OF UNEXERCISED
                                                                OPTIONS                 IN-THE-MONEY OPTIONS AT
                          SHARES                        AT DECEMBER 31, 1998(#)           DECEMBER 31, 1998($)
                        ACQUIRED ON       VALUE       ----------------------------    ----------------------------
         NAME           EXERCISE(#)    REALIZED($)    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
         ----           -----------    -----------    -----------    -------------    -----------    -------------
Charles M. Ortega.....         --             --             --         360,000              --         $32,400

     In the table above, the value of unexercised in-the-money options is based on the fair market value of our common stock, determined by the board of directors as discussed above to be $.15 per share on or about December 31, 1998, minus the per share exercise price multiplied by the number of shares.

EMPLOYMENT AGREEMENTS

     We have entered into employment letter agreements with several of our officers, including Anthony C. Naughtin, Paul E. McBride, Christopher D. Wheeler and Charles M. Ortega. Each letter agreement sets forth the officer's compensation level. Under each letter agreement an officer serves at-will and employment may be terminated by us or by the officer at any time, with or without cause and with or without notice. Each employment agreement contains a noncompetition covenant one year in duration.

INCENTIVE STOCK PLANS

     1998 Stock Option/Stock Issuance Plan. Our board of directors adopted our 1998 Stock Option/Stock Issuance Plan on February 2, 1998 and our shareholders approved it on March 1, 1998. On January 19, 1999, our board reserved an additional 1,000,000 shares for option grants under the 1998 Plan, which the shareholders approved on January 26, 1999. We have reserved a total of 5,035,000 shares for issuance under the 1998 Plan. As of June 30, 1999, 695,082 shares had been issued upon the exercise of options granted under the 1998 Plan and options to purchase 4,132,622 shares were outstanding, with 207,296 shares reserved for future grants or purchases under the 1998 Plan. Options currently outstanding under the 1998 Plan will continue in full force and effect under the terms of the 1998 Plan until these outstanding options are exercised or terminated.

     The 1998 Plan provides for grants of incentive stock options that qualify under Section 422 of the Internal Revenue Code of 1986, nonstatutory stock options and common stock awards to employees, directors and consultants. Incentive stock options may be granted only to employees.

     The 1998 Plan is administered by a committee appointed by the board. This committee determines the terms of awards granted, including the exercise price, the number of shares subject to the award and the exercisability of awards. The exercise price of incentive stock options granted under the 1998 Plan must be at least equal to the fair market value of our common stock on the date of grant. However, for any employee holding more than 10% of the voting power of all classes of our stock, the exercise price of incentive stock options must be equal to at least 110% of the fair market value. The exercise price of nonstatutory stock options is set by the administrator of the 1998 Plan. The maximum term of options granted under the 1998 Plan is ten years.

     An optionee whose relationship as an employee, director or consultant with us or any related corporation ceases for any reason, other than for death, total and permanent disability or "for cause," may exercise options in the three-month period following the cessation, or such other period of time as determined by the administrator, unless such options terminate or expire sooner, or later, by their terms. The three-month period is extended to twelve months for terminations due to total and permanent disability or death. Options terminate immediately upon an optionee's termination "for cause." Generally, the optionholder may not transfer a stock option other than by will or the laws of descent or distribution.

     In the event of specific corporate transactions, the board of directors may, in its sole discretion,

     - accelerate the vesting of outstanding options under the 1998 Plan,

     - arrange for outstanding options to be assumed or substituted for similar options by a successor corporation,

     - arrange for outstanding options to be replaced by a comparable cash incentive program of the successor corporation or

     - take no action with respect to outstanding options, in which case such options will terminate upon the completion of the corporate transaction.

     The 1998 Plan will terminate on the earlier of ten years from its adoption by the board or the date all shares have been issued.

     1999 Equity Incentive Plan. Our board adopted the 1999 Equity Incentive Plan on June 19, 1999. As of June 30, 1999, an aggregate of 6,500,000 shares of common stock, subject to shareholder approval, have been authorized for issuance under the Incentive Plan. As of June 30, 1999, options to purchase an aggregate of 2,004,000 shares were outstanding under the Incentive Plan and 4,496,000 shares were currently available for future grant of stock awards under the Incentive Plan.

     The Incentive Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, nonstatutory stock options, restricted stock purchase rights and stock bonuses to our employees, consultants and directors. Incentive stock options may be granted only to employees. The Incentive Plan is administered by the board of directors or a committee appointed by the board. The board or committee determines the terms of awards granted, including the exercise price, the number of shares subject to the award and the exercisability of awards. The exercise price of incentive stock options granted under the Incentive Plan must be at least equal to the fair market value of our common stock on the date of grant. However, for any employee holding more than 10% of the voting power of all classes of our stock, the exercise price will be at least equal to 110% of the fair market value. The exercise price of nonstatutory stock options is set by the administrator of the Incentive Plan, but can be no less than 85% of the fair market value. The maximum term of options granted under the Incentive Plan is ten years.

     Unless otherwise provided in an option agreement, an optionee whose relationship as an employee, director or consultant with us or any related corporation ceases for any reason, other than for death, total and permanent disability or "for cause," may exercise options in the three-month period following this cessation, or such other period of time as determined by the administrator, unless these options terminate or expire sooner, or later, by their terms. The three-month period is extended to twelve months for terminations due to total and permanent disability and eighteen months for terminations due to death. Options terminate immediately upon an optionee's termination "for cause." Generally, the optionholder may not transfer a stock option other than by will or the laws of descent or distribution unless the optionholder holds a nonstatutory stock option that provides for transfer in the stock option agreement. However, an optionholder may designate a beneficiary who may exercise the option following the optionholder's death.

     A change in control of Internap is defined in the Incentive Plan as the sale of substantially all of our assets or merger with or into another corporation. If a change in control occurs, any outstanding options held by persons then performing services for us as an employee, director or consultant may either be assumed or continued or an equivalent award may be substituted by the surviving entity. In this situation, if options are not assumed, continued or substituted, these options will become fully exercisable, including shares as to which they would not otherwise be exercisable, and restricted stock will become fully vested. Options also become fully exercisable in the event of a securities acquisition representing 50% or more of the combined voting power of our securities or if a participant's service is terminated by a surviving corporation for any reason other than "for cause" within 13 months following a change in control.

     Upon the first nine anniversaries of the adoption date of the Incentive Plan, an additional number of shares will automatically be added to the number of shares already reserved for issuance under the Incentive Plan. The additional number of shares will not be more than the lesser of

     - 3 1/2% of the number of shares of our common stock issued and outstanding on the anniversary date or

     - 6,500,000 shares.

     When we become subject to Section 162(m) of the Internal Revenue Code, which denies a deduction to publicly held corporations for compensation paid to specified employees in a taxable year to the extent that the compensation exceeds $1,000,000, no person may be granted options under the Incentive Plan covering more than 3,000,000 shares of common stock in any calendar year.

     Restricted stock purchase awards are granted under the Incentive Plan in accordance with a vesting schedule determined by the board or a committee appointed by the board. These restricted stock purchase awards are subject to a right of repurchase by us. The price of a restricted stock purchase award under the Incentive Plan cannot be less than 85% of the fair market value of the stock subject to the award on the date of grant. Stock bonuses may be awarded for past services without a purchase payment. Unless otherwise specified, rights under a stock bonus or restricted stock bonus agreement generally may not be transferred other than by will or the laws of descent and distribution as long as the stock awarded pursuant to an agreement remains subject to the agreement.

     Subject to shareholder approval, as necessary, our board of directors may amend the Incentive Plan at any time. The Incentive Plan will terminate on the day before the 10th anniversary of its adoption by the board.

     1999 Employee Stock Purchase Plan. In July 1999, our board of directors adopted, subject to shareholder approval, the 1999 Employee Stock Purchase Plan. A total of 1,500,000 shares of common stock have been reserved for issuance under the purchase plan. Upon the first nine anniversaries of the adoption date of the purchase plan, the number of shares reserved for issuance under the purchase plan will automatically be increased by 2% of the total number of shares of common stock then outstanding or, if less, by 1,500,000 shares. The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code.

     The purchase plan provides a means by which employees may purchase common stock of InterNAP through payroll deductions. The purchase plan is implemented by offering rights to eligible employees. Under the purchase plan, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. The first offering will begin on the effective date of this offering and terminate on June 30, 2001. Purchase dates will occur each December 31 and June 30 after the initial offering.

     Employees who participate in an offering under the purchase plan may have up to 15% of their earnings withheld. The amount withheld is then used to purchase shares of the common stock on specified dates determined by the board of directors. The price of common stock purchased under the purchase plan will be equal to 85% of the lower of the fair market value of the common stock at the commencement date of each offering period or the relevant purchase date. Employees may end their participation in an offering at any time during the offering except during the 15 day period immediately prior to a purchase date. Employees' participation in all offerings will end automatically on termination of their employment with us or one of our subsidiaries.

     Unless otherwise determined by our board of directors, employees are eligible to participate in the purchase plan only if they are customarily employed by us, or one of our subsidiaries designated by the board of directors, for at least 20 hours per week and five months per calendar year. No employee may be granted rights under the purchase plan if immediately after the rights are granted, the employee will have voting power over 5% or more of our outstanding capital stock. Eligible employees may be granted rights only if the rights together with any other rights granted under employee stock purchase plans, do not permit an employee's rights to purchase our stock to accrue at a rate which exceeds $25,000 of fair market value of our stock for each calendar year in which our rights are outstanding.

     Upon a change in control of InterNAP, our board of directors has discretion to provide that each right to purchase common stock

     - will be assumed

     - an equivalent right substituted by the successor corporation or

     - all sums collected by payroll deductions to be applied to purchase stock immediately prior to the change in control. The board of directors has the authority to amend or terminate the purchase plan, but no such action may adversely affect any outstanding rights to purchase common stock.

     1999 Non-Employee Directors' Stock Option Plan. In July 1999, our board of directors adopted, subject to shareholder approval, the 1999 Non-Employee Directors' Stock Option Plan. The directors' plan provides for the automatic grant of options to purchase shares of common stock to non-employee directors of InterNAP. The directors' plan is administered by our compensation committee.


     An aggregate of 500,000 shares of common stock may be issued pursuant to options granted under the directors' plan. Each person who is elected or appointed for the first time to be a non-employee director after the effective date of this offering will be granted an initial grant to purchase 40,000 shares of common stock upon election or appointment. In addition, on the day following each annual meeting of our shareholders, each non-employee director who has served as a non-employee director for at least six months and who continues to serve as a non-employee director of ours will be automatically granted an option to purchase 10,000 shares of common stock. Each option granted under the directors' plan will be fully vested on the date it is granted. No option granted under the directors' plan may be exercised more than ten years from the date on which it was granted. The exercise price of options under the directors' plan will equal the fair market value of the common stock on the date of grant. A non-employee director whose service as a non-employee director or employee of or consultant to us or any of our affiliates ceases for any reason other than death or permanent and total disability may exercise vested options in the three-month period following the cessation unless the options terminate or expire sooner by their terms. Vested options may be exercised during the 12-month period after a non-employee director's service ceases due to disability and during the 18-month period after such service ceases due to death. The directors' plan will terminate in July 2009, unless terminated earlier by our board of directors.

     Upon specific changes in control of InterNAP, all outstanding stock awards under the directors' plan may be assumed by the surviving entity or replaced with similar stock awards granted by the surviving entity.

     401(k) Plan. We have established a tax-qualified employee savings and retirement plan, the 401(k) Plan, for eligible employees. Eligible employees may elect to defer a percentage of their pre-tax gross compensation in the 401(k) Plan, subject to the statutorily prescribed annual limit. We may make matching contributions on behalf of all participants in the 401(k) Plan in an amount determined by our board of directors. We may also make additional discretionary profit sharing contributions in such amounts as determined by the board of directors, subject to statutory limitations. Matching and profit-sharing contributions are subject to a vesting schedule; all other contributions are at all times fully vested. We intend the 401(k) Plan, and the accompanying trust, to qualify under Sections 401(k) and 501 of the Internal Revenue Code so that contributions to the 401(k) Plan by our employees or by us, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that we will be able to deduct our contributions, when made. The trustee under the 401(k) Plan, at the direction of each participant, invests the assets of the 401(k) Plan in any of a number of investment options.

LIMITATIONS ON DIRECTORS' AND EXECUTIVE OFFICERS' LIABILITY AND INDEMNIFICATION

     Our articles of incorporation limit the liability of directors to the fullest extent permitted by the Washington Business Corporation Act as it currently exists or as it may be amended in the future. Consequently, subject to the Washington Business Corporation Act, no director will be personally liable to us or our shareholders for monetary damages resulting from his or her conduct as a director of InterNAP, except liability for:

     - acts or omissions involving intentional misconduct or knowing violations of law;

     - unlawful distributions; or

     - transactions from which the director personally receives a benefit in money, property or services to which the director is not legally entitled.

     Upon the closing of this offering, our articles of incorporation will also provide that we may indemnify any individual made a party to a proceeding because that individual is or was a director or officer of ours, and this right to indemnification will continue as to an individual who has ceased to be a director or officer and will inure to the benefit of his or her heirs, executors or administrators. Any repeal of or modification to our articles of incorporation may not adversely affect any right of a director or officer of ours who is or was a director or officer at the time of such repeal or modification. To the extent the provisions of our articles of incorporation provide for indemnification of directors or officers for liabilities arising under the Securities Act of 1933, those provisions are, in the opinion or the Securities and Exchange Commission, against public policy as expressed in the Securities Act and they are therefore unenforceable.

     Upon the closing of this offering, our bylaws will provide that we will indemnify our directors and officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law.

     Upon the closing of this offering, we will enter into agreements to indemnify our directors and certain officers, in addition to indemnification provided for in our articles of incorporation or bylaws. These agreements, among other things, indemnify our directors and certain officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us arising out of such person's services as our director or officer or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers. We also currently maintain liability insurance for our officers and directors.

CHANGE OF CONTROL ARRANGEMENTS

     Under the 1998 Stock Option/Stock Issuance Plan, if specific corporate transactions occur, including the sale of substantially all of our assets or a merger with or into another corporation, the plan administrator may, in its sole discretion,

     - accelerate the vesting of outstanding options under the 1998 Plan,

     - arrange for outstanding options to be assumed or substituted for similar options by a successor corporation,

     - arrange for outstanding options to be replaced by a comparable cash incentive program of the successor corporation or

     - take no action with respect to outstanding options, in which case the options will terminate upon the completion of the corporate transaction.

     Under the 1999 Equity Incentive Plan, if a change in control occurs, including the sale of substantially all of our assets or a merger with or into another corporation, any outstanding options held by persons then performing services for us as an employee, director or consultant may,

     - either be assumed or continued,

     - an equivalent award may be substituted by the surviving entity, or,

     - if the options are not assumed, continued or substituted, the options will become fully exercisable, including shares as to which they would not otherwise be exercisable, and restricted stock will become fully vested.

     Options also become fully exercisable upon the occurrence of a securities acquisition representing 50% or more of the combined voting power of our securities, or if a participant's service is terminated by a surviving corporation for any reason other than "for cause" within 13 months following a change in control.

                              CERTAIN TRANSACTIONS

     Since our inception in May 1996, we have issued and sold securities to the persons listed in the following table who are our executive officers, directors or principal shareholders. You may find more details about shares held by these purchasers in the "Principal Shareholders" section.

     The per share purchase prices for our Series A, Series B and Series C preferred stock were $.102, $.60 and $1.08, respectively. Upon the closing of this offering, each outstanding share of our Series A, Series B and Series C preferred stock will convert into one share of common stock on a one-for-one basis. Warrants are exercisable for our Series B preferred stock at a per share exercise price of $.60.

                                                        SERIES A    SERIES B    SERIES C
                                                        PREFERRED   PREFERRED   PREFERRED              COMMON
                       INVESTOR                           STOCK       STOCK       STOCK     WARRANTS    STOCK
                       --------                         ---------   ---------   ---------   --------   -------
Anthony C. Naughtin...................................         --          --          --        --    916,952
Paul E. McBride(1)....................................         --          --          --        --    916,952
Christopher D. Wheeler................................         --          --          --        --    916,952
Robert D. Shurtleff, Jr.(2)...........................         --     338,304     357,160   432,266         --
Robert J. Lunday, Jr.(3)..............................  6,666,667          --          --        --         --
H&Q InterNAP Investors, L.P.(4).......................         --   1,685,000   1,866,958        --         --
Morgan Stanley Dean Witter Venture Partners(5)........         --          --   9,259,259        --         --
Oak Investment Partners VIII, L.P.(6).................         --          --   6,018,519        --         --
TI Ventures, LP(7)....................................         --   1,666,667   1,759,556        --         --
Vulcan Ventures Incorporated(8).......................         --   2,500,000   2,236,071        --         --

-------------------------
(1) Consists of 916,952 shares of common stock issued to Mr. McBride, of which 250,000 shares of common stock were subsequently transferred by Mr. McBride to the McBride Trust and 46,000 shares of common stock to other shareholders.

(2) Consists of 338,304 shares of Series B preferred stock issued to Mr. Shurtleff, of which 199,916 were subsequently transferred to other shareholders, warrants to purchase 432,266 shares of Series B preferred stock, of which Mr. Shurtleff subsequently exercised 116,666, and 357,160 shares of Series C preferred stock issued to Mr. Shurtleff.

(3) Consists of 6,666,667 shares of Series A preferred stock issued to Mr. Lunday, of which 844,280 were subsequently transferred to other shareholders.

(4) Mr. Eidenberg, one of our directors, is a principal of Hambrecht & Quist Venture Associates.

(5) Consists of 780,000 shares of Series C preferred stock held by Morgan Stanley Venture Investors III, L.P., 355,417 shares of Series C preferred stock held by The Morgan Stanley Venture Partners Entrepreneur Fund, L.P. and 8,123,842 shares of Series C preferred stock held by Morgan Stanley Venture Partners III, L.P. Dr. Harding, one of our directors, is a managing member of the general partner of the Morgan Stanley Dean Witter Venture Partners Funds. The institutional managing member of the general partner of each of the Morgan Stanley Dean Witter Venture Partners Funds is a wholly-owned subsidiary of Morgan Stanley Dean Witter & Co., the parent of Morgan Stanley & Co. Incorporated.

(6) Consists of 5,904,167 shares of Series C preferred stock held by Oak Investment Partners VIII, L.P. and 114,352 shares of Series C preferred stock held by Oak VIII Affiliates Fund, L.P. Mr. Harman, one of our directors, is a managing member of the general partner of venture capital funds affiliated with Oak Investment Partners.

(7) Consists of 1,666,667 shares of Series B preferred stock held by TI Ventures, LP, and 1,759,556 shares of Series C preferred stock issued to TI Ventures, LP of which 88,047 were subsequently transferred to other shareholders.

(8) Mr. Ober, one of our directors, is a member of the investment team of Vulcan Ventures Incorporated.

     In addition, we have granted options to certain of our executive officers. See "Management -- Executive Compensation."

     Pursuant to a Limited Liability Company Agreement of InterNAP Network Services, L.L.C., in October 1996, we sold 1,787,180 Class A Units in InterNAP Network Services, L.L.C. to certain investors, including our officers Paul E. McBride, Christopher D. Wheeler and Anthony C. Naughtin, for an aggregate consideration of $1,787. InterNAP Network Services, L.L.C. was dissolved on October 27, 1997. InterNAP was incorporated in the State of Washington in October 1997. These Class A Units were exchanged for shares of common stock at an exchange of 1 to 1.667.

     In May 1996, we issued 2,000,000 Class B Units in InterNAP Network Services, L.L.C. to Robert J. Lunday, Jr., in consideration for arranging a guarantee of certain of our leasehold obligations and an unconditional promise to contribute $500,000 to our capital on or before October 15, 1996. Additionally, Lunday Communications loaned us $475,000 in 1996 and we repaid the principal and interest during 1996. Robert J. Lunday, Jr., one of our directors, is president of Lunday Communications, Inc. Further, in May 1996, Mr. Lunday purchased an additional 2,000,000 Class B Units for $500,000. These Class B Units were exchanged for shares of Series A preferred stock at an exchange ratio of 1 to 1:667.

     Pursuant to a shareholders agreement, dated October 1, 1997, among InterNAP, Robert J. Lunday, Jr., and some of our founders, including Anthony C. Naughtin, Paul E. McBride and Christopher D. Wheeler, Mr. Lunday granted to each founder an option to purchase, under conditions set out in the shareholder agreement, his or her pro rata share (as that term is defined in the shareholder agreement) of 5,000,000 of the 6,666,667 shares of Series A preferred stock, or common stock upon conversion, owned by Mr. Lunday at the date of the shareholder agreement at a price of $1.26 per share. Mr. Lunday, one of our directors, is father-in-law of Mr. McBride, our Chief Financial Officer and Vice President of Finance.

     In an assignment agreement, dated October 3, 1997, between InterNAP, Ophir Ronen and Christopher D. Wheeler, our Chief Technology Officer, Mr. Wheeler and Mr. Ronen assigned all of their right, title and interest in and to that certain application for Letters Patent of the United States entitled Private Network Access Point Router for Interconnecting Among Internet Route Providers.

     On October 29, 1997, December 29, 1997 and February 4, 1998, we sold an aggregate of 12,862,558 shares of Series B preferred stock to 36 investors, including H&Q InterNAP Investors, L.P., TI Ventures, LP and Vulcan Ventures Incorporated, three of our principal shareholders, at an aggregate purchase price of $7,717,534 or $.60 per share. The investor group included Robert D. Shurtleff, Jr., one of our directors, who converted a promissory note dated February 13, 1997 in the amount of $125,000 plus accrued interest for 221,638 shares of Series B preferred stock.

     On January 11, 1999, Lunday Communications, Inc. loaned $500,000 to us, represented by a promissory note that bore interest at the rate of prime plus 2% and had a maturity date of February 15, 1999. We repaid the outstanding principal and accrued interest on the loan in February 1999 from the proceeds of the Series C financing.

     On January 13, 1999, Robert D. Shurtleff, Jr., one our directors, loaned $600,000 to us, represented by a promissory note that bore interest at the rate of prime plus 2% and had a maturity date of February 15, 1999. We repaid the outstanding principal and accrued interest on the loan in February 1999 from the proceeds of the Series C financing.

     On January 28, 1999 and February 26, 1999, we sold an aggregate of 29,629,630 shares of Series C preferred stock to 44 investors, including Robert
D. Shurtleff, Jr., one of our directors, and H&Q InterNAP Investors, L.P., Morgan Stanley Dean Witter Venture Partners, Oak Investment Partners VIII, L.P., TI Ventures, LP and Vulcan Ventures Incorporated, five of our principal shareholders, at an aggregate purchase price of $32,000,000, or $1.08 per share.

     We have entered into employment letter agreements with several of our key employees, including Anthony C. Naughtin, Paul E. McBride, Charles M. Ortega and Christopher D. Wheeler. These agreements are described in "Management-Employment Agreements."

     We plan to enter into indemnification agreements with our directors and executive officers for the indemnification of and advancement of expenses to such persons to the fullest extent permitted by law. We also intend to enter into these agreements with our future directors and executive officers.


     On August 31, 1999, we entered into a standby loan facility commitment letter with seven shareholders, including a director of ours who will also act as the administrative agent for the proposed facility. Upon completion of a definitive agreement, the facility will allow us to draw up to $10,000,000 prior to December 31, 1999. The facility will bear interest at prime plus 2% with principal and interest due on the earlier of six months from the first draw or a public or private sale of stock. Additionally, upon completion of the definitive agreement, we will issue warrants to purchase 100,000 shares of common stock with an exercise price equal to our initial public offering share price or at a price determined in a private sale of our stock. Further, at our option, the facility can be extended for an additional six month term in consideration for the issuance of warrants to purchase an additional 100,000 shares of our common stock.



     On September 17, 1999, we entered into an agreement with Inktomi to sell $20.0 million of common stock in a private placement that will close at the same time or immediately after the closing of our initial public offering. Inktomi will pay the same price share paid by the public in our initial public offering, less an amount equivalent to the underwriting discounts and commissions per share. We will also issue Inktomi a warrant to purchase additional shares of our common stock. The number of shares underlying the warrant will be equal to 50% of the number of shares Inktomi purchases in the private placement, and the exercise price per share will be 150% of the price per share Inktomi pays in the private placement. The warrant will have a 2 year term and include demand and piggyback registration rights. The agreement also prohibits Inktomi from acquiring additional shares of our stock for a period of 2 years. We will pay a placement fee of $1.0 million upon closing of the private placement transaction. In addition, we have agreed to use our best efforts to complete a technical and marketing agreement with Inktomi by November 19, 1999.


     We believe that the foregoing transactions were in our best interest and were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. All future transactions between us and any of our officers, directors or principal shareholders will be approved by a majority of the independent and disinterested members of the board of directors, will be on terms no less favorable to us than could be obtained from unaffiliated third parties and will be in connection with our bona fide business purposes.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of August 31, 1999 and as adjusted to reflect our sale of shares for:

     - each person who we know to own beneficially more than five percent of the common stock,

     - each of our directors,

     - certain of our executive officers, and

     - all directors and executive officers as a group.


     Except as indicated, and subject to community property laws where applicable, the persons named have sole voting and investment power with respect to all shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 53,631,357 shares of common stock outstanding on an as-converted basis as of August 31, 1999. This assumes no exercise of the underwriters' over-allotment option. If the underwriters' over-allotment option is exercised in full, we will sell up to an aggregate of 10,005,000 shares of common stock and up to 63,636,357 shares of common stock will be outstanding after the completion of this offering. The foregoing information and the following table excludes 1,536,098 shares of common stock and a warrant to purchase 768,049 shares of common stock to be issued to Inktomi in a private placement that will close at the same time or immediately after the closing of our initial public offering and warrants to purchase 100,000 shares of common stock issued to seven shareholders in connection with our standby credit facility.


     The number of shares beneficially owned by each shareholder is determined under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after August 31, 1999 through the exercise of any stock option or other right. The inclusion in this table of these shares, however, does not constitute an admission that the named shareholder is a direct or indirect beneficial owner of, or receives the economic benefit from these shares.

     Unless otherwise indicated in the table set forth below, each person or entity named below has an address in care of our principal executive offices.


                                                                              PERCENTAGE OF
                                                                           SHARES BENEFICIALLY
                                                                                  OWNED
                                                              SHARES       --------------------
                                                           BENEFICIALLY    PRIOR TO     AFTER
          NAME AND ADDRESS OF BENEFICIAL OWNER                OWNED        OFFERING    OFFERING
          ------------------------------------             ------------    --------    --------
Morgan Stanley Dean Witter Venture Partners(1)...........    9,259,259       17.3%       14.9%
     c/o Morgan Stanley Dean Witter Venture Partners
     1221 Avenue of the Americas
     New York, NY, 10020
William J. Harding(1)....................................    9,259,259       17.3        14.9
H&Q InterNAP Investors, L.P.(2)..........................    7,090,134       13.2        11.4
     c/o Hambrecht & Quist LLC
     One Bush Street
     San Francisco, CA 94104

                                                                              PERCENTAGE OF
                                                                           SHARES BENEFICIALLY
                                                                                  OWNED
                                                              SHARES       --------------------
                                                           BENEFICIALLY    PRIOR TO     AFTER
          NAME AND ADDRESS OF BENEFICIAL OWNER                OWNED        OFFERING    OFFERING
          ------------------------------------             ------------    --------    --------
TI Ventures, LP(2).......................................    7,090,134       13.2%       11.4%
     c/o Hambrecht & Quist LLC
     One Bush Street
     San Francisco, CA 94104
Eugene Eidenberg(2)......................................    7,090,134       13.2        11.4
Oak Investment Partners VIII, L.P.(3)....................    5,958,334       11.1         9.6
525 University Avenue, Suite 1300
Palo Alto, CA, 94301
Fredric W. Harman(3).....................................    5,958,334       11.1         9.6
Robert J. Lunday, Jr.(4) ................................    5,822,387       10.9         9.3
Vulcan Ventures Incorporated(5)..........................    4,936,071        9.2         7.9
110 100th Avenue Northwest, Suite 550
Bellevue, WA, 98004
Kevin L. Ober(5).........................................    4,936,071        9.2         7.9
Fidelity Investors II Limited Partnership(6).............    2,777,778        5.2         4.5
82 Devonshire Street, R25D
Boston, MA, 02110-2106
FTT Ventures Limited(6)..................................    2,777,778        5.2         4.5
82 Devonshire Street, R25D
Boston, MA, 02110-2106
Paul E. McBride(7).......................................    2,689,804        4.9         4.2
Anthony C. Naughtin(8)...................................    2,292,380        4.2         3.6
Christopher D. Wheeler(9)................................    2,292,380        4.2         3.6
Robert D. Shurtleff, Jr.(10).............................      904,148        1.7         1.4
Charles M. Ortega(11)....................................      135,000          *           *
All directors and executive officers as a group
  (10 persons)(12).......................................   37,253,613       68.8        59.2


-------------------------
  *  Represents beneficial ownership of less than 1%.

 (1) Consists of 780,000 shares held by Morgan Stanley Venture Investors III, L.P., 355,417 shares held by The Morgan Stanley Venture Partners Entrepreneur Fund, L.P. and 8,123,842 shares held by Morgan Stanley Venture Partners III, L.P. The institutional managing member of the general partner of Morgan Stanley Dean Witter Venture Partners is a wholly-owned subsidiary of Morgan Stanley Dean Witter & Co., the parent of Morgan Stanley & Co. Incorporated. Dr. William J. Harding, one of our directors, is a managing member of the general partner of Morgan Stanley Dean Witter Venture Partners. Dr. Harding disclaims beneficial ownership of the shares held by Morgan Stanley Dean Witter Venture Partners, except to the extent of his proportionate interest therein.

 (2) Consists of 3,551,958 shares held by H&Q InterNAP Investors, L.P., 3,338,176 shares held by TI Ventures, LP, 91,666 shares issuable upon exercise of vested options that are held by Mr. Eugene Eidenberg and 108,334 shares issuable upon exercise of options held by Mr. Eidenberg that are exercisable within 60 days of August 31, 1999 but subject to repurchase by InterNAP under terms set forth in a notice of grant of stock option. Mr. Eidenberg, the chairman of our board of directors, is a Principal of Hambrecht and Quist Venture Associates. Mr. Eidenberg disclaims beneficial ownership of the shares held by H&Q InterNAP Investors, L.P. and TI Ventures, LP.

 (3) Consists of 5,845,126 shares held by Oak Investment Partners VIII, L.P. and 113,208 shares held by Oak VIII Affiliates Fund L.P. Mr. Fredric W. Harman, one of our directors, is a managing member of the general partners of venture capital funds affiliated with Oak Investment Partners. Mr. Harman disclaims beneficial ownership of the shares held by Oak Investment Partners VIII, L.P. and Oak VIII Affiliates Fund L.P.

 (4) Includes 5,000,000 shares subject to an option under a Shareholders Agreement dated October 1, 1997, in favor of original Class A Members of InterNAP Network Services, L.L.C., including Paul E. McBride, Anthony C. Naughtin and Christopher D. Wheeler.

 (5) Consists of 4,736,071 shares held by Vulcan Ventures Incorporated, 91,666 shares held by Mr. Kevin L. Ober and 108,334 shares held by Mr. Ober that are subject to repurchase by InterNAP under terms set forth in a notice of grant of stock option. Mr. Ober, one of our directors, is a member of the investment team of Vulcan Ventures Incorporated. Mr. Ober disclaims beneficial ownership in the shares held by Vulcan Ventures Incorporated.

 (6) Consists of 1,388,889 shares owned by Fidelity Investors II Limited Partnership and 1,388,889 shares owned by FTT Ventures Limited, an affiliate of Fidelity Investors II Limited Partnership.

 (7) Includes 250,000 shares held by the McBride Trust, 110,856 shares held by Mr. McBride FBO Emily A. McBride UTMA, 110,856 shares held by Mr. McBride FBO Seth L. McBride UTMA, 110,856 shares held by Mr. McBride's wife in her own name, and 1,375,428 shares that may be purchased from Mr. Robert J. Lunday, Jr. upon exercise of an outstanding option under a Shareholder Agreement, dated October 1, 1997. Mr. Lunday is Mr. McBride's father-in-law.

 (8) Includes 1,375,428 shares that may be purchased from Mr. Robert J. Lunday, Jr. upon exercise of an outstanding option under a Shareholder Agreement, dated October 1, 1997.

 (9) Includes 1,375,428 shares that may be purchased from Mr. Robert J. Lunday, Jr. upon exercise of an outstanding option under a Shareholder Agreement, dated October 1, 1997.


(10) Includes 325,350 shares issuable upon exercise of warrants exercisable within 60 days of August 31, 1999.


(11) Includes 30,000 shares issuable upon exercise of options exercisable within 60 days of August 31, 1999.


(12) Includes 555,350 shares subject to options and warrants which are exercisable within 60 days of August 31, 1999.

                          DESCRIPTION OF CAPITAL STOCK

     Effective upon the closing of this offering, the authorized capital stock consists of 500,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of preferred stock, $.001 par value. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our amended and restated articles of incorporation and bylaws and by the applicable provisions of Washington law.

COMMON STOCK

     As of June 30, 1999, there were 53,501,228 shares of common stock outstanding, after giving effect to the conversion of all outstanding shares of preferred stock into 49,469,479 shares of common stock.

     The holders of common stock are entitled to one vote per share on all matters to be voted on by the shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion, subscription or other rights. There are no redemption or sinking fund provisions applicable to the common stock.

PREFERRED STOCK

     Upon the closing of this offering, all outstanding shares of preferred stock will be converted at a rate of one share of common stock for each share of preferred stock into an aggregate of 49,469,479 shares of common stock. Following the conversion, our articles of incorporation will be amended and restated to delete all references to such shares of preferred stock. Under the amended and restated articles of incorporation, the board has the authority, without further action by shareholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon such preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control. We have no present plans to issue any shares of preferred stock.

WARRANTS

     As of June 30, 1999, warrants to purchase an aggregate of 600,136 shares of Series B preferred stock were outstanding at an exercise price of $.60 per share. Each warrant contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations and reclassifications and consolidations. Upon the closing of this offering, all warrants to purchase Series B preferred stock will become exercisable for common stock at the rate of one share of common stock for each share of preferred stock underlying the warrants.

REGISTRATION RIGHTS


     After this offering, the holders of 53,065,499 shares of common stock, including shares issuable upon exercise of warrants, or their permitted transferees, are entitled to certain rights with respect to the registration of such shares under the Securities Act. In addition, with the closing of the private placement, Inktomi will hold rights in connection with 1,536,098 shares of common stock and a warrant to purchase 768,049 shares of common stock that require us to register its shares for future sale under certain circumstances. If we propose to register any of our securities under the Securities Act for our own account or the account of any of our shareholders other than the holders of the registrable shares, holders of the registrable shares are entitled, subject to certain limitations and conditions, to notice of this registration and are, subject to certain conditions and limitations, entitled to include registrable shares in the registration, provided, among other conditions, that the underwriters of any such offering have the right to limit the number of shares included in the registration. In addition, commencing 180 days after the effective date of the registration statement of which this prospectus is a part, we may be required to prepare and file a registration statement under the Securities Act at our expense if requested to do so by the holders of at least 21,186,199 of the registrable shares, provided the reasonably expected aggregate offering price will equal or exceed $5,000,000. We are required to use our best efforts to effect such registration, subject to certain conditions and limitations. We are not obligated to effect more than two of these shareholder-initiated registrations. Further, holders of registrable securities may require us to file additional registration statements on Form S-3, subject to certain conditions and limitations.


     We are required to bear substantially all costs incurred in connection with any of the registrations described above, other than underwriting discounts and commissions. The registration rights described above could result in substantial future expenses and adversely affect any future equity or debt offerings.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF AMENDED AND RESTATED ARTICLES OF INCORPORATION, BYLAWS, AS AMENDED, AND WASHINGTON LAW

     Our board of directors, without shareholder approval, will have upon the closing of this offering authority under our amended and restated articles of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, our board could issue preferred stock quickly and easily, which could adversely affect the rights of holders of common stock and which our board could issue with terms calculated to delay or prevent a change in control or make removal of management more difficult.

     Election and Removal of Directors. Effective upon the closing of this offering, our articles of incorporation will provide for the division of our board of directors into three classes, as nearly as equal in number as possible, with the directors in each class serving for a three-year term, and one class being elected each year by our shareholders. The Class I term will expire at the annual meeting of shareholders to be held in 2000; the Class II term will expire at the annual meeting of shareholders to be held in 2001; and the Class III term will expire at the annual meeting of shareholders to be held in 2002. At each annual meeting of shareholders after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Because this system of electing and removing directors generally makes it more difficult for shareholders to replace a majority of the board of directors, it may discourage a third party from making a tender offer or otherwise attempting to gain control and may maintain the incumbency of the board of directors.

     Shareholder Meetings. Upon the closing of this offering our bylaws, as amended, will provide that, except as otherwise required by law or by our amended and restated articles of incorporation, special meetings of the shareholders can only be called pursuant to a resolution adopted by our board of directors, the chairman of the board or president. These provisions of our amended and restated articles of incorporation and bylaws, as amended, could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

     Washington law also imposes restrictions on certain transactions between a corporation and certain significant shareholders. Chapter 23B.19.040 of the Washington Business Corporation Act prohibits a "target corporation," with certain exceptions, from engaging in certain significant business transactions with an "acquiring person," which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation's board of directors prior to the time of acquisition. Such prohibited transactions include, among other things:

     - a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

     - termination of 5% or more of the employees of the target corporation as a result of the acquiring person's acquisition of 10% or more of the shares; or

     - allowing the acquiring person to receive any disproportionate benefits as a shareholder.

     After the five-year period, a "significant business transaction" may occur, as long as it complies with certain "fair price" provisions of the statute. A corporation may not "opt out" of this statute. This provision may have the effect of delaying, deferring or preventing a change in control.

TRANSFER AGENT

     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect the market price of the common stock.


     Upon completion of this offering, we will have outstanding 63,867,455 shares of common stock, assuming the issuance of 8,700,000 shares of common stock offered in this prospectus, the sale of 1,536,098 shares of common stock to Inktomi in a private placement transaction that will close at the same time or immediately after the closing of our initial public offering, conversion of all shares of preferred stock and no exercise of options or warrants after August 31, 1999. Of these shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act; provided, however, that if shares are purchased by "affiliates," as that term is defined in Rule 144 under the Securities Act, their sales of shares would be subject to certain limitations and restrictions that are described below.



     We issued and sold the remaining 53,631,357 shares of common stock, assuming conversion of all shares of preferred stock, held by existing shareholders as of August 31, 1999 in reliance on exemptions from the registration requirements of the Securities Act. Of these shares, 53,008,758 shares will be subject to lock-up agreements described below on the effective date of the offering. Upon expiration of the lock-up agreements, 180 days after the effective date of the prospectus, 23,579,557 shares will become eligible for sale, subject in most cases to the limitations of Rule 144.


   DAYS AFTER DATE OF     SHARES ELIGIBLE
    THIS PROSPECTUS          FOR SALE                              COMMENT
   ------------------     ---------------                          -------
Upon effectiveness......     8,700,000      Shares sold in the offering
90 days.................       410,476      Shares saleable under Rule 144 that are not subject to
                                            the lock-up
180 days................    23,579,557      Lock-up released: shares saleable under Rules 144 and
                                            701


     In addition, holders of stock options and warrants could exercise their options and warrants and sell the shares issued upon exercise as described below. As of August 31, 1999 there were a total of 595,700 shares of common stock that could be issued upon exercise of outstanding warrants, of which 594,917 are subject to lock-up agreements. In addition, we issued to Inktomi a warrant to purchase 768,049 shares of common stock in a private placement that will close at the same time or immediately after the closing of our initial public offering. All shares Inktomi will acquire in the private placement, including shares Inktomi may acquire upon exercise of its warrant, are subject to lock-up agreements. As of August 31, 1999, there were a total of 6,848,029 shares of common stock subject to outstanding options under our stock plans, 347,879 of which were vested. However, all of these shares are subject to lock-up agreements. Immediately after the completion of the offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our stock plans. On the date 180 days after the effective date of this prospectus, a total of 1,371,097 shares of common stock subject to outstanding options are exercisable. After the effective dates of the registration statements on Form S-8, shares purchased upon exercise of options granted pursuant to our 1998 Stock Option/ Stock Issuance Plan generally would be available for resale in the public market.


     The officers, directors and certain of our shareholders have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this prospectus. Morgan Stanley & Co. Incorporated, however, may in its sole discretion, at any time and in most cases without notice, release all or any portion of the shares subject to lock-up agreements.

RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding, which will equal approximately 623,197 shares immediately after the effective date of this offering; or

     - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice filing and the availability of current public information about us.

RULE 701

     In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with certain restrictions, including the holding period, contained in Rule 144.

     The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of these options (including exercises after the date of this prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one year minimum holding period requirement.

REGISTRATION RIGHTS


     Following this offering, the holders of 52,809,408 shares of common stock and of warrants exercisable for 256,091 shares of common stock will, under certain circumstances, have rights to require us to register their shares for future sale. In addition, Inktomi holds rights in connection with 1,536,098 shares of common stock and a warrant to purchase 768,049 shares of common stock to require us to register its shares for future sale under certain circumstances.


LOCK-UP AGREEMENTS

     All officers and directors and certain holders of common stock or securities convertible for common stock and options and warrants to purchase common stock have agreed pursuant to certain "lock-up" agreements that they will not offer, sell, contract to sell, pledge, grant any option to sell, or otherwise dispose of, directly or indirectly, any shares of common stock or securities convertible or exchangeable for common stock, or warrants or other rights to purchase common stock for a period of 180 days after the date of this prospectus without the prior written consent of Morgan Stanley & Co. Incorporated.

DIRECTED SHARE PROGRAM



     At our request, the underwriters have reserved up to 435,000 shares of the common stock offered by this prospectus for sale to our officers, directors, employees and their family members and to our business associates. These shares will be offered at the public offering price shown on the cover page of this prospectus. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in the underwriting agreement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Credit Suisse First Boston Corporation, Donaldson, Lufkin & Jenrette Securities Corporation, and Hambrecht & Quist L.L.C. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, an aggregate of 8,700,000 shares of common stock. The number of shares of common stock that each underwriter has agreed to purchase is set forth opposite its name below:

                                                              NUMBER OF
                            NAME                               SHARES
                            ----                              ---------
Morgan Stanley & Co. Incorporated...........................
Credit Suisse First Boston Corporation......................
Donaldson, Lufkin & Jenrette Securities Corporation.........
Hambrecht & Quist LLC.......................................
                                                              --------
          Total.............................................
                                                              ========

     The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any shares are taken. However, the underwriters are not required to take or pay for the share covered by the underwriters over-allotment option described below.

     The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to certain dealers at a price that represents a
concession not in excess of $          a share under the public offering price.
Any underwriters may allow, and such dealers may reallow, a concession not in
excess of $          a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

     Pursuant to the underwriting agreement, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,305,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent such option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to such underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriter's over-allotment option is exercised in full, the total price to the public would be $140,070,000, the total underwriters' discounts and commissions would be $9,804,900 and the total proceeds to us would be $129,165,100.

     The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

     We have applied for approval of our common stock for quotation on the Nasdaq National Market under the symbol "INAP."

     We, the directors, officers, shareholders and certain optionholders of ours have each agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we will not, during the period commencing on the date of this prospectus and ending 180 days after such date, directly or indirectly:

      - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

      - enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock.

Any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

     The restrictions described in the previous paragraph do not apply to:

      - the sale to the underwriters of the shares of common stock under the underwriting agreement;

      - the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus which is described in this prospectus;

      - transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; or

      - issuances of certain shares of common stock or options to purchase shares of common stock pursuant to our employee benefit plans as in existence on the date of this prospectus.


     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering if the syndicate repurchases previously distributed shares of common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time. Upon consummation of this offering, affiliates of Morgan Stanley & Co. Incorporated will own 14.9% of the common stock on an as-converted basis (14.6% if the over-allotment option granted to the underwriters is exercised in full). Currently, affiliates of Morgan Stanley & Co. Incorporated have designated one member to the board of directors (Dr. Harding). Dr. Harding is a principal and employee of Morgan Stanley & Co. Incorporated. See "Management." Morgan Stanley & Co. Incorporated may continue to provide investment banking and financial advisory services to us for which it may receive customary fees and commissions.

     We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.


     On September 17, 1999, we entered into an agreement with Inktomi to sell $20.0 million of common stock in a private placement that will close at the same time or immediately after the closing of our initial public offering. In connection with this transaction, we agreed to pay Morgan Stanley & Co. Incorporated a private placement fee of $1.0 million for services provided in connection with the financing.


PRICING OF THE OFFERING

     Prior to this offering, there has been no public market for the common stock. The public offering price for the shares of common stock will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the public offering price will be our record of operations, our current financial position and future prospects and our industry in general, the experience of our management, sales, earnings and certain of our other financial and operating information in recent periods, the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

     The legality of the shares of common stock offered hereby will be passed upon for us by Cooley Godward LLP, Kirkland, Washington. An investment partnership of Cooley Godward attorneys beneficially owns an aggregate 46,296 shares of our common stock. Certain legal matters will be passed upon for the underwriters by Morrison & Foerster LLP, Palo Alto, California.

                                    EXPERTS

     The financial statements of InterNAP Network Services Corporation as of December 31, 1997 and 1998 and for the period from inception (May 1, 1996) to December 31, 1996 and for the years ended December 31, 1997 and 1998, included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the common stock offered by this prospectus. As permitted by the rules and regulations of the SEC, this prospectus, which is a part of the registration statement, omits certain information, exhibits, schedules and undertakings included in the registration statement. For further information pertaining to us and the common stock offered by this prospectus, reference is made to the registration statement and its exhibits and schedules. Statements contained in this prospectus regarding the contents or provisions of any contract or other document referred to in this prospectus are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, with each statement being qualified in all respects by the reference to a document or contract. A copy of the registration statement may be inspected without charge at the office of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549, and at the SEC's regional offices located at the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of all or any part of the registration statement may be obtained from these offices upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1 800-SEC-0330. In addition, registration statements and other filings made with the SEC through its Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system are publicly available through the SEC's Web site on the Internet's World Wide Web, located at http://www.sec.gov. The registration statement, including all exhibits and amendments to the registration statement, was filed with the SEC through EDGAR.

                     INTERNAP NETWORK SERVICES CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Balance Sheet...............................................  F-3
Statement of Operations.....................................  F-4
Statement of Shareholders' Equity (Deficit).................  F-5
Statement of Cash Flows.....................................  F-6
Notes to Financial Statements...............................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
InterNAP Network Services Corporation

     In our opinion, the accompanying balance sheet and the related statements of operations, of shareholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of InterNAP Network Services Corporation at December 31, 1997 and 1998, and the results of its operations and its cash flows for the period from inception (May 1, 1996) to December 31, 1996 and for the years ended December 31, 1997 and 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Seattle, Washington
April 2, 1999

                     INTERNAP NETWORK SERVICES CORPORATION

                                 BALANCE SHEET
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                             PRO FORMA
                                                                                           SHAREHOLDERS'
                                                              DECEMBER 31,                   EQUITY AT
                                                            -----------------   JUNE 30,     JUNE 30,
                                                             1997      1998       1999         1999
                                                            -------   -------   --------   -------------
                                                                                      (UNAUDITED)
                          ASSETS
Current assets:
  Cash and cash equivalents...............................  $ 4,770   $   275   $  3,301
  Short-term investments..................................       --        --      9,995
  Accounts receivable, net of allowance of $27, $65, and
     $78, respectively....................................      228       766      1,577
  Prepaid expenses and other assets.......................        8       280        197
                                                            -------   -------   --------
          Total current assets............................    5,006     1,321     15,070
Property and equipment, net...............................      867     5,828     13,665
Restricted cash...........................................       --        --      1,019
Patents and trademarks, net...............................       48        48         79
Deposits and other assets, net............................       66       290        997
                                                            -------   -------   --------
          Total assets....................................  $ 5,987   $ 7,487   $ 30,830
                                                            =======   =======   ========
      LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable........................................  $   345   $ 2,603   $  2,638
  Accrued liabilities.....................................       94       713        737
  Deferred revenues.......................................       84       284         23
  Note payable............................................       34        --         --
  Line of credit..........................................       --       650        625
  Capital lease obligations, current portion..............      361     1,331      2,757
                                                            -------   -------   --------
          Total current liabilities.......................      918     5,581      6,780
Capital lease obligations, less current portion...........      240     2,342      6,776
                                                            -------   -------   --------
          Total liabilities...............................    1,158     7,923     13,556
                                                            -------   -------   --------
Commitments and contingencies
Shareholders' equity (deficit):
  Convertible preferred stock, $.001 par value, authorized
     50,070 shares; 17,195, 19,645, 49,469 and no pro
     forma shares issued and outstanding, respectively;
     aggregate liquidation preference of $6,998, $8,466
     and $40,584, respectively............................       18        20         50     $     --
  Common stock, $.001 par value, authorized 300,000
     shares; 3,333, 3,336, 4,032, and 53,501 (pro forma)
     shares issued and outstanding, respectively..........        3         3          4           54
  Additional paid-in capital..............................    7,376     9,576     57,023       57,023
  Deferred stock compensation.............................       --      (494)   (14,113)     (14,113)
  Accumulated deficit.....................................   (2,568)   (9,541)   (25,690)     (25,690)
                                                            -------   -------   --------     --------
          Total shareholders' equity (deficit)............    4,829      (436)    17,274     $ 17,274
                                                            -------   -------   --------     ========
          Total liabilities and shareholders' equity
            (deficit).....................................  $ 5,987   $ 7,487   $ 30,830
                                                            =======   =======   ========

   The accompanying notes are an integral part of these financial statements.

                     INTERNAP NETWORK SERVICES CORPORATION

                            STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                          PERIOD FROM                               SIX
                                           INCEPTION        YEARS ENDED         MONTHS ENDED
                                         (MAY 1, 1996)     DECEMBER 31,           JUNE 30,
                                          TO DECEMBER    -----------------   ------------------
                                           31, 1996       1997      1998      1998       1999
                                         -------------   -------   -------   -------   --------
                                                                                (UNAUDITED)
Revenues...............................     $   44       $ 1,045   $ 1,957   $   731   $  3,410
                                            ------       -------   -------   -------   --------
Costs and expenses:
  Cost of network and customer
     support...........................        321         1,092     3,216       994      7,906
  Product development..................        184           389       754       318      1,395
  Sales and marketing..................         78           261     2,822       352      5,869
  General and administrative...........        378           713     1,910       594      2,905
  Amortization of deferred stock
     compensation......................         --            --       205        19      1,787
                                            ------       -------   -------   -------   --------
       Total operating costs and
          expenses.....................        961         2,455     8,907     2,277     19,862
                                            ------       -------   -------   -------   --------
  Loss from operations.................       (917)       (1,410)   (6,950)   (1,546)   (16,452)
Other income (expense):
  Interest income......................          6            36       169       121        450
  Interest and financing expense.......        (48)         (235)      (90)      (36)      (147)
  Loss on disposal of assets...........         --            --      (102)       --         --
                                            ------       -------   -------   -------   --------
     Net loss..........................     $ (959)      $(1,609)  $(6,973)  $(1,461)  $(16,149)
                                            ======       =======   =======   =======   ========
Basic and diluted net loss per share...     $ (.29)      $  (.48)  $ (2.09)  $  (.44)  $  (4.78)
                                            ======       =======   =======   =======   ========
Weighted average shares used in
  computing basic and diluted net loss
  per share............................      3,333         3,333     3,336     3,336      3,378
                                            ======       =======   =======   =======   ========
Pro forma basic and diluted net loss
  per share (unaudited)................                            $  (.31)            $   (.34)
                                                                   =======             ========
Weighted average shares used in
  computing pro forma basic and diluted
  net loss per share (unaudited).......                             22,733               47,771
                                                                   =======             ========

   The accompanying notes are an integral part of these financial statements.

                     INTERNAP NETWORK SERVICES CORPORATION

                  STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)
                 FROM INCEPTION (MAY 1, 1996) TO JUNE 30, 1999
                                 (IN THOUSANDS)

                               CLASS A AND       CONVERTIBLE          COMMON
                                  B UNIT       PREFERRED STOCK        STOCK
                              --------------   ----------------   --------------   ADDITIONAL      DEFERRED
                                        PAR               PAR               PAR     PAID-IN         STOCK        ACCUMULATED
                              UNITS    VALUE   SHARES    VALUE    SHARES   VALUE    CAPITAL      COMPENSATION      DEFICIT
                              ------   -----   -------   ------   ------   -----   ----------   --------------   -----------
Issuance of Class A Units...   2,000    $ 2        --     $--        --     $--     $    --        $     --       $     --
Issuance of Class B Units...   4,000      4        --      --        --      --         996              --             --
Net loss....................      --     --        --      --        --      --          --              --           (959)
                              ------    ---    ------     ---     -----     ---     -------        --------       --------
Balances, December 31,
  1996......................   6,000      6        --      --        --      --         996              --           (959)
Exchange of Class A Units
  for common stock at an
  exchange ratio of
  1:1.667...................  (2,000)    (2)       --      --     3,333       3          (1)             --             --
Exchange of Class B Units
  for Series A preferred
  stock at an exchange ratio
  of 1:1.667................  (4,000)    (4)    6,667       7        --      --          (3)             --             --
Convertible notes payable
  and accrued interest
  converted to Series B
  preferred stock...........      --     --       927       1        --      --         556              --             --
Value ascribed to bridge
  financing warrants........      --     --        --      --        --      --         124              --             --
Issuance of Series B
  preferred stock, net of
  issuance costs
  of $47....................      --     --     9,601      10        --      --       5,704              --             --
Net loss....................      --     --        --      --        --      --          --              --         (1,609)
                              ------    ---    ------     ---     -----     ---     -------        --------       --------
Balances, December 31,
  1997......................      --     --    17,195      18     3,333       3       7,376              --         (2,568)
Issuance of Series B
  preferred stock, net of
  issuance costs
  of $21....................      --     --     2,333       2        --      --       1,376              --             --
Issuance of common stock to
  an employee...............      --     --        --      --         3      --           1              --             --
Value ascribed to lease
  financing warrants........      --     --        --      --        --      --          54              --             --
Exercise of warrants to
  purchase Series B
  preferred stock...........      --     --       117      --        --      --          70              --             --
Deferred compensation
  related to grants of stock
  options...................      --     --        --      --        --      --         699            (699)            --
Amortization of deferred
  stock compensation........      --     --        --      --        --      --          --             205             --
Net loss....................      --     --        --      --        --      --          --              --         (6,973)
                              ------    ---    ------     ---     -----     ---     -------        --------       --------
Balances, December 31,
  1998......................      --     --    19,645      20     3,336       3       9,576            (494)        (9,541)
Issuances of Series C
  preferred stock, net of
  issuance costs
  of $85....................      --     --    29,630      30        --      --      31,884              --             --
Exercise of warrants to
  purchase Series B
  preferred stock...........      --     --       194      --        --      --         116              --             --
Exercise of employee stock
  options...................      --     --        --      --       696       1          41              --             --
Deferred compensation
  related to grants of stock
  options...................      --     --        --      --        --      --      15,406         (15,406)            --
Amortization of deferred
  stock compensation........      --     --        --      --        --      --          --           1,787             --
Net loss....................      --     --        --      --        --      --          --              --        (16,149)
                              ------    ---    ------     ---     -----     ---     -------        --------       --------
Balances, June 30, 1999
  (unaudited)...............      --    $--    49,469     $50     4,032     $ 4     $57,023        $(14,113)      $(25,690)
                              ======    ===    ======     ===     =====     ===     =======        ========       ========


                               TOTAL
                              --------
Issuance of Class A Units...  $      2
Issuance of Class B Units...     1,000
Net loss....................      (959)
                              --------
Balances, December 31,
  1996......................        43
Exchange of Class A Units
  for common stock at an
  exchange ratio of
  1:1.667...................        --
Exchange of Class B Units
  for Series A preferred
  stock at an exchange ratio
  of 1:1.667................        --
Convertible notes payable
  and accrued interest
  converted to Series B
  preferred stock...........       557
Value ascribed to bridge
  financing warrants........       124
Issuance of Series B
  preferred stock, net of
  issuance costs
  of $47....................     5,714
Net loss....................    (1,609)
                              --------
Balances, December 31,
  1997......................     4,829
Issuance of Series B
  preferred stock, net of
  issuance costs
  of $21....................     1,378
Issuance of common stock to
  an employee...............         1
Value ascribed to lease
  financing warrants........        54
Exercise of warrants to
  purchase Series B
  preferred stock...........        70
Deferred compensation
  related to grants of stock
  options...................        --
Amortization of deferred
  stock compensation........       205
Net loss....................    (6,973)
                              --------
Balances, December 31,
  1998......................      (436)
Issuances of Series C
  preferred stock, net of
  issuance costs
  of $85....................    31,914
Exercise of warrants to
  purchase Series B
  preferred stock...........       116
Exercise of employee stock
  options...................        42
Deferred compensation
  related to grants of stock
  options...................        --
Amortization of deferred
  stock compensation........     1,787
Net loss....................   (16,149)
                              --------
Balances, June 30, 1999
  (unaudited)...............  $ 17,274
                              ========

   The accompanying notes are an integral part of these financial statements.

                     INTERNAP NETWORK SERVICES CORPORATION

                            STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               PERIOD FROM
                                                                INCEPTION          YEAR ENDED        SIX MONTHS ENDED
                                                             (MAY 1, 1996) TO     DECEMBER 31,           JUNE 30,
                                                               DECEMBER 31,     -----------------   ------------------
                                                                   1996          1997      1998      1998       1999
                                                             ----------------   -------   -------   -------   --------
                                                                                                       (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................................     $  (959)       $(1,609)  $(6,973)  $(1,461)  $(16,149)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
      Depreciation and amortization.........................         103            297       725       247      1,305
      Loss on disposal of assets............................          --             --       102        --         --
      Non-cash interest and financing expense...............          --            146         7         2          9
      Provision for doubtful accounts.......................          --             27       140        92         58
      Amortization of deferred stock compensation...........          --             --       205        19      1,787
      Changes in operating assets and liabilities:
         Accounts receivable................................         (31)          (224)     (678)     (135)      (869)
         Prepaid expenses and other assets..................        (113)            38      (391)     (117)      (580)
         Accounts payable...................................         264             82       721       (75)     1,370
         Deferred revenues..................................          --             84       200       (75)      (261)
         Accrued liabilities................................          57             37       619        57         24
                                                                 -------        -------   -------   -------   --------
         Net cash used in operating activities..............        (679)        (1,122)   (5,323)   (1,446)   (13,306)
                                                                 -------        -------   -------   -------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment.......................        (174)           (93)     (641)     (343)    (4,221)
  Deposits on property and equipment........................          --             --       (58)       --         --
  Purchase of short-term investments........................          --             --        --        --     (9,995)
  Payments for patents and trademarks.......................          --            (48)       (3)       --        (33)
                                                                 -------        -------   -------   -------   --------
         Net cash used in investing activities..............        (174)          (141)     (702)     (343)   (14,249)
                                                                 -------        -------   -------   -------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from shareholder loan and line of credit.........         475            180        --        --      1,100
  Repayment of shareholder loan and line of credit..........        (475)          (180)       --        --     (1,100)
  Issuance of notes payable.................................          69             --        --        --         --
  Proceeds from issuance of Class A and B Units.............       1,002             --        --        --         --
  Principal payments on note payable........................          --            (34)      (34)       --         --
  Net increase (decrease) in line of credit.................          --             --       650       250        (25)
  Payments on capital lease obligations.....................         (73)          (327)     (534)     (187)      (875)
  Proceeds from equipment leaseback financing...............          --             --        --        --        428
  Restricted cash related to obtaining lease line...........          --             --        --        --     (1,019)
  Proceeds from exercise of stock options...................          --             --        --        --         42
  Proceeds from issuance of convertible notes payable.......          --            660        --        --         --
  Principal payments on convertible note payable............          --           (125)       --        --         --
  Proceeds from issuance of preferred stock, net of issuance
    cost....................................................          --          5,714     1,448     1,378     32,030
                                                                 -------        -------   -------   -------   --------
         Net cash provided by financing activities..........         998          5,888     1,530     1,441     30,581
                                                                 -------        -------   -------   -------   --------
Net increase (decrease) in cash and cash equivalents........         145          4,625    (4,495)     (348)     3,026
Cash and cash equivalents at beginning of period............          --            145     4,770     4,770        275
                                                                 -------        -------   -------   -------   --------
Cash and cash equivalents at end of period..................     $   145        $ 4,770   $   275   $ 4,422   $  3,301
                                                                 =======        =======   =======   =======   ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest, net of amounts capitalized........     $    48        $   103   $    82   $    34   $    138
                                                                 =======        =======   =======   =======   ========
  Purchase of property and equipment financed with capital
    leases..................................................     $   740        $   260   $ 3,606   $    --   $  6,307
                                                                 =======        =======   =======   =======   ========
  Purchase of property and equipment included in accounts
    payable.................................................     $    --        $    --   $ 1,537   $    --   $    202
                                                                 =======        =======   =======   =======   ========
  Conversion of convertible notes to Series B preferred
    stock...................................................     $    --        $   535   $    --   $    --   $     --
                                                                 =======        =======   =======   =======   ========
  Value ascribed to warrants................................     $    --        $   124   $    54   $    14   $     --
                                                                 =======        =======   =======   =======   ========

   The accompanying notes are an integral part of these financial statements.

                     INTERNAP NETWORK SERVICES CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES:

THE COMPANY

     InterNAP Network Services Corporation (the "Company") was originally incorporated in the State of Washington as a limited liability company ("LLC") in May 1996. The Company was re-incorporated in the State of Washington in October 1997 as a C corporation without changing its ownership. The Articles of Incorporation were further amended in January 1999 to provide for the authorization of additional common and preferred stock and, accordingly, the disclosures in the financial statements and related notes have been adjusted to reflect this amendment for all periods presented.

     The Company is a leading provider of fast, reliable and centrally managed Internet connectivity services targeted at businesses seeking to maximize the performance of mission-critical Internet-based applications. Customers connected to one of the Company's Private-Network Access Points ("P-NAPs") have their data optimally routed to and from destinations on the Internet in a manner that minimizes the use of congested public network access points and private peering points.

     The Company began selling Internet connectivity services from its first P-NAP, located in Seattle, during October 1996. The Company began selling services from its second and third P-NAPs in New York City and San Jose by December 1998. During the six months ended June 30, 1999, the Company began selling services from P-NAPs located in the Washington D.C., Los Angeles, Chicago and Boston metropolitan areas.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred losses since inception and the expansion and development of its business plan will require significant capital. The Company is currently seeking additional financing; however, there can be no assurance that the Company will be able to obtain such equity or debt financing when required, or, if available, on acceptable terms. If the Company fails to obtain capital when required, the Company could modify, delay or abandon some or all of the Company's business and expansion plans, which management believes would result in the reduction of expenditures.

INTERIM FINANCIAL INFORMATION

     The financial information at June 30, 1999 and for the six months ended June 30, 1998 and 1999, and the related notes, are unaudited but include all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation, in all material respects, of its financial position, operating results, and cash flows for the interim date and periods presented. Results for the six-month period ended June 30, 1999 are not necessarily indicative of results for the entire fiscal year or future periods.

ESTIMATES AND ASSUMPTIONS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and disclosure of contingent assets and liabilities at the date of the financial statements. Examples of estimates subject to possible revision based upon the outcome of future events include depreciation of property and equipment, income tax liabilities,

                     INTERNAP NETWORK SERVICES CORPORATION
the valuation allowance against the deferred tax assets and the allowance for doubtful accounts. Actual results could differ from those estimates.

CASH, CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

     The Company generally considers any highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

     The Company classifies, at the date of acquisition, its marketable securities into categories in accordance with the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Currently, the Company classifies its securities as available-for-sale which are reported at fair market value with the related unrealized gains and losses included in shareholders' equity (deficit). Unrealized gains and losses were not material for all periods presented. Realized gains and losses and declines in value of securities judged to be other than temporary are included in other income (expense). Interest and dividends on all securities are included in interest income. The fair value of the Company's short-term investments are based on quoted market prices. The carrying value of those investments approximates their fair value. At June 30, 1999, short-term investments consisted of commercial paper and government securities with maturities of less than one year.

     The Company invests its cash and cash equivalents in deposits with two financial institutions that may, at times, exceed federally insured limits. Management believes that the risk of loss is minimal. To date, the Company has not experienced any losses related to temporary cash investments.

ACCOUNTS RECEIVABLE AND CONCENTRATION OF CREDIT RISK

     The Company extends trade credit terms to its customers based upon a credit analysis performed by management. Further credit reviews are done on a periodic basis as necessary. Generally, collateral is not required on accounts receivable, however, advance deposits are collected for accounts considered credit risks.

     During 1998, the Company had two significant customers representing approximately 13.6% and 9.6% of revenues and 9.9% and 11.0% of accounts receivable at December 31, 1998, respectively. Additionally, the Company had a single customer which is billed for its quarterly services in advance and, as a result, comprised 23.4% of accounts receivable at December 31, 1998. Similarly, during 1997, the Company had a significant customer representing 18.1% of revenues and 28.1% of accounts receivable at December 31, 1997. In addition, a significant customer which represented 20.8% of 1997 revenues and 35.5% of accounts receivable at December 13, 1997, declared bankruptcy during 1998. Consequently, the Company did not recognize significant revenue from this customer during 1998 and the accounts receivable balance at December 31, 1997, for which a reserve was provided for in the allowance for doubtful accounts, was written off during 1998 when it was determined that the Company would not be able to recover the balance. For 1996, the Company had two significant customers which represented 14.9% and 56.2% of revenues.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable, capital lease obligations, and the line of credit are

                     INTERNAP NETWORK SERVICES CORPORATION
carried at cost. The Company's short-term financial instruments approximate fair value due to their relatively short maturities. The carrying value of the Company's long-term financial instruments approximate fair value as the interest rates approximate current market rates of similar debt.

PROPERTY AND EQUIPMENT

     Property and equipment consists principally of routers, telecommunications equipment and other computer equipment. Network equipment and furniture and equipment are carried at original acquisition cost and depreciated or amortized on a straight-line basis over the estimated useful lives of the assets which range from 3 to 7 years. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the term of the related lease. Additions and improvements that increase the value or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred. Gains or losses from asset disposals are charged to operations in the year of disposition.

     Direct construction costs of each P-NAP, including equipment and labor costs, are capitalized during the construction period. In addition, the Company capitalizes interest costs as part of the cost of its P-NAPs when the P-NAPs require an extended period of time to ready them for their intended use. During 1998, the Company capitalized approximately $78,000 and $34,000 of labor and interest costs, respectively, related to the construction of several P-NAPs. These costs are included as part of the cost of the network equipment.

     The Company currently purchases the majority of its network equipment from one vendor. The Company does not carry significant inventory of such equipment. Failure to obtain the network equipment when required could negatively impact the Company's operating results until an alternative supply source is established. Although there are a limited number of other suppliers, there can be no assurance that such equipment would be available and on comparable terms.

COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE

     Costs of computer software developed or obtained for internal use are capitalized while in the application development stage and are expensed while in the preliminary stage and the post-implementation stage. During 1998, the Company capitalized approximately $76,000 of internal development costs incurred during the application development stage of certain software. These costs are included as part of the cost of network equipment.

PATENTS AND TRADEMARKS

     Capitalized patent and trademark costs represent professional fees incurred for patent and trademark filings and are capitalized at cost. Patents and trademarks are amortized over 15 years. Accumulated amortization as of December 31, 1997 and 1998 was $284 and $3,698, respectively.

VALUATION OF LONG LIVED ASSETS

     The Company periodically evaluates the carrying value of its long-lived assets, including, but not limited to, property and equipment, patents and trademarks, and other assets. The carrying value of a long-lived asset is considered impaired when the undiscounted cash flow from such asset is separately identifiable and is estimated to be less than its carrying value. In that event, a loss is recognized

                     INTERNAP NETWORK SERVICES CORPORATION
based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long lived assets to be disposed of would be determined in a similar manner, except that fair market values would be reduced by the cost of disposal.

INCOME TAXES

     The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

DEBT ISSUED WITH STOCK PURCHASE WARRANTS

     Proceeds from debt issued with stock purchase warrants are allocated between the debt and the warrants based on their relative fair values, and the value ascribed to the warrants, based on the Black-Scholes option pricing model, is amortized to interest expense over the term of the related debt using the effective interest method. When the Company issues stock purchase warrants in conjunction with obtaining a lease financing line of credit, the fair value of the warrants, based on the Black-Scholes option pricing model, is included as a deferred financing cost in deposits and other assets and is amortized to interest expense over the term of the lease line using the straight-line method. At December 31, 1998, $46,934 of deferred financing costs, net of accumulated amortization of $7,525, are included in deposits and other assets, net.

STOCK-BASED COMPENSATION

     Employee stock options are accounted for under the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 ("APB 25") "Accounting for Stock Issued to Employees" and related interpretations.

REVENUE RECOGNITION

     The Company recognizes service revenues as they are earned. Revenues from initial installation of customer network connections are recognized when installations are complete. Customers are billed on the last day of each month either on a usage or a flat-rate basis. The usage based billing relates to the month in which the billing occurs, whereas certain flat rate billings are for the month subsequent to the billing month. Deferred revenues consist of revenues for services to be delivered in the future and consist primarily of advance billings for flat rate customers.

PRODUCT DEVELOPMENT COSTS

     Product development costs are primarily related to network engineering costs associated with changes to the functionality of the Company's proprietary services and network architecture. Such costs that do not qualify for capitalization are expensed as incurred. Research and development costs are expensed as incurred. Included in product development costs are research and development costs

                     INTERNAP NETWORK SERVICES CORPORATION
which for the period from inception (May 1, 1996) to December 31, 1996, the years ended December 31, 1997 and 1998 and the six months ended June 30, 1998 and 1999 amounted to approximately $184,000, $389,000, $708,000, $318,000
(unaudited) and $903,000 (unaudited), respectively.

ADVERTISING COSTS

     The Company expenses advertising costs as they are incurred. Advertising expense for 1997 and 1998 was $15,670 and $63,433, respectively. There was no advertising expense for the period from inception (May 1, 1996) to December 31, 1996.

COMPREHENSIVE INCOME

     The Company has adopted the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130") effective January 1, 1998. SFAS No. 130 requires the disclosure of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income is the change in equity from transactions and other events and circumstances other than those resulting from investments by owners and distributions to owners. SFAS No. 130 had no impact on the Company and, accordingly, a separate statement of comprehensive income has not been presented.

NET LOSS PER SHARE

     Basic and diluted net loss per share has been computed using the weighted average number of shares of common stock outstanding during the period, less the weighted average number of unvested shares of common stock issued that are subject to repurchase. Basic and diluted pro forma net loss per share, as presented in the statement of operations, has been computed as described above and also gives effect to the conversion of the convertible preferred stock (using the if-converted method) from the original date of issuance. The Company has excluded all convertible preferred stock, warrants to purchase convertible preferred stock, outstanding options to purchase common stock and shares subject to repurchase from the calculation of diluted net loss per share, as such securities are antidilutive for all periods presented.

                     INTERNAP NETWORK SERVICES CORPORATION

     The following table presents the calculation of basic and diluted and pro forma basic and diluted (unaudited) net loss per share (in thousands, except per share data):

                                         PERIOD FROM                              SIX MONTHS
                                          INCEPTION          YEAR ENDED             ENDED
                                       (MAY 1, 1996) TO     DECEMBER 31,           JUNE 30,
                                         DECEMBER 31,     -----------------   ------------------
                                             1996          1997      1998      1998       1999
                                       ----------------   -------   -------   -------   --------
                                                                                 (UNAUDITED)
Net loss.............................       $ (959)       $(1,609)  $(6,973)  $(1,461)  $(16,149)
                                            ======        =======   =======   =======   ========
Basic and diluted:
  Weighted average shares of common
     stock outstanding used in
     computing basic and diluted net
     loss per share..................        3,333          3,333     3,336     3,336      3,378
                                            ======        =======   =======   =======   ========
Basic and diluted net loss per
  share..............................       $ (.29)       $  (.48)  $ (2.09)  $  (.44)  $  (4.78)
                                            ======        =======   =======   =======   ========
Pro forma (unaudited):
  Net loss...........................                               $(6,973)            $(16,149)
                                                                    =======             ========
  Shares used above..................                                 3,336                3,378
  Pro forma adjustment to reflect
     weighted effect of assumed
     conversion of convertible
     preferred stock.................                                19,397               44,393
                                                                    -------             --------
  Weighted average shares used in
     computing pro forma basic and
     diluted net loss per common
     share...........................                                22,733               47,771
                                                                    =======             ========
Pro forma basic and diluted net loss
  per common share (unaudited).......                               $  (.31)            $   (.34)
                                                                    =======             ========
Antidilutive securities not included
  in diluted net loss per share
  calculation:
     Convertible preferred stock.....        6,667         17,195    19,645    19,529     49,469
     Options to purchase common
       stock.........................           --             --     3,412       400      6,137
     Warrants to purchase Series B
       preferred stock...............           --            786       794       828        600
     Unvested shares of common stock
       subject to repurchase.........           --             --        --        --         50
                                            ------        -------   -------   -------   --------
                                             6,667         17,981    23,851    20,757     56,256
                                            ======        =======   =======   =======   ========

UNAUDITED PRO FORMA SHAREHOLDERS' EQUITY

     Upon closing of the offering contemplated by this prospectus, all of the convertible preferred stock outstanding will automatically be converted into common stock. Unaudited pro forma shareholders' equity at June 30, 1999, as adjusted for the assumed conversion of convertible preferred stock based on the shares of convertible preferred stock outstanding at June 30, 1999, is disclosed on

                     INTERNAP NETWORK SERVICES CORPORATION
the balance sheet. Series A, B and C preferred stock convert to common stock at a conversion rate of one to one.

SEGMENT INFORMATION

     The Company has adopted Statement of Financial Accounting Standards No. 131 ("SFAS No. 131") "Disclosures about Segments of an Enterprise and Related Information," which is effective for fiscal years beginning after December 31, 1997. SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas, and major customers. The Company's operations consist of Internet connectivity services, other ancillary services, such as co-location, web hosting and server management, and installation services. Management uses one measurement of profitability and does not disaggregate its business for internal reporting.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133, which will be effective for the Company for fiscal years and quarters beginning after June 15, 2000, requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company is assessing the requirements of SFAS No. 133 and the effects, if any, on the Company's financial position, results of operations and cash flows.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement requires companies to capitalize qualifying computer software costs which are incurred during the application development stage and amortize them over the software's estimated useful life. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. The Company adopted the requirements of SOP 98-1 during 1998.

     In April 1998, the American Institute of Certified Public Accountants issued Statements of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-Up Activities." This statement requires companies to expense the costs of start-up activities and organization costs as incurred. In general, SOP 98-5 is effective for fiscal years beginning after December 15, 1998. The Company adopted SOP 98-5 during 1999, which did not have a material impact on its results of operations.

                     INTERNAP NETWORK SERVICES CORPORATION

2. PROPERTY AND EQUIPMENT:

     Property and equipment consists of the following (in thousands):

                                                             DECEMBER 31,
                                                           ----------------      JUNE 30,
                                                            1997      1998         1999
                                                           ------    ------    ------------
                                                                               (UNAUDITED)
Network equipment........................................  $   88    $1,150      $ 1,972
Network equipment under capital lease....................     908     4,465        9,735
Furniture, equipment and software........................       7       424        2,322
Furniture, equipment and software under capital lease....      92       142          948
Leasehold improvements...................................     171       688          998
                                                           ------    ------      -------
                                                            1,266     6,869       15,975
Less: Accumulated depreciation and amortization ($258,
  $952 and $1,747 (unaudited) related to capital leases
  at December 31, 1997 and 1998, and June 30, 1999,
  respectively)..........................................    (399)   (1,041)      (2,310)
                                                           ------    ------      -------
Property and equipment, net..............................  $  867    $5,828      $13,665
                                                           ======    ======      =======

     Depreciation and amortization expense for the period from inception (May 1, 1996) to December 31, 1996, the years ended December 31, 1997 and 1998 and the six months ended June 30, 1998 and 1999 amounted to $102,746, $297,027, $720,762, $245,320 (unaudited) and $1,303,253 (unaudited), respectively. Assets under capital leases are pledged as collateral for the underlying lease agreements.

3. ACCRUED LIABILITIES:

     Accrued liabilities consist of the following (in thousands):

                                                       DECEMBER 31,
                                                       ------------      JUNE 30,
                                                       1997    1998        1999
                                                       ----    ----    ------------
                                                                       (UNAUDITED)
Compensation payable.................................  $33     $567        $423
Taxes payable........................................   49       95          52
Other................................................   12       51         262
                                                       ---     ----        ----
                                                       $94     $713        $737
                                                       ===     ====        ====

4. NOTES PAYABLE AND LINE OF CREDIT:

     During November 1997, the Company entered into a line of credit agreement (the "Line") with a bank allowing aggregate borrowings of up to $750,000 for the purchase of equipment and for working capital. The Line is collateralized by the assets of the Company and interest is payable at prime plus 1% (8.75% at December 31, 1998). The Line requires interest only payments monthly and expires in May 1999. Among other things, the lender has the right to require immediate payment in the event of a material adverse change in the financial position of the Company. A material adverse change is defined as a material impairment in the perfection or priority of the bank's collateral or a material impairment of the prospect of repayment of the Line. As of December 31, 1998 and 1997, the Company had $650,000 and $0, respectively, outstanding on the Line.

                     INTERNAP NETWORK SERVICES CORPORATION

     During 1997, the Company entered into a series of convertible notes payable (the "Bridge Financing Agreements") to finance working capital equipment requirements prior to the sale of Series B preferred stock. The total amount borrowed under the Bridge Financing Agreements was $660,000. The Bridge Financing Agreements had various due dates within 1997, with interest at 9% per year. The Bridge Financing Agreements were either converted to Series B preferred stock or repaid during 1997 and there were no amounts outstanding at December 31, 1997. In connection with the Bridge Financing Agreements, the Company issued warrants to purchase 785,759 shares of Series B preferred stock at a price of $.60 per share, which resulted in financing expense of $124,310.

     The Company also entered into an agreement during 1997 with a shareholder to provide a $250,000 working capital line of credit. During 1997, the Company borrowed $180,000 on the line and recorded interest expense of $5,020. All amounts borrowed under the working capital line of credit were repaid during 1997.

     At December 31, 1997, the Company had a note payable due to a lessor for leasehold improvements in the amount of $34,444, which was repaid in full during 1998. The note included interest at 10% and was guaranteed by certain shareholders and officers of the Company.

5. CAPITAL LEASES:

     The Company has leases for a significant portion of its property and equipment which are classified as capital leases. Interest on equipment and furniture leases range from 4% to 20%, expire through 2003 and generally include an option allowing the Company to purchase the equipment or furniture at the end of the lease term for fair market value.

     Future minimum capital lease payments together with the present value of the minimum lease payments are as follows as of December 31, 1998 (in thousands):

                        YEARS ENDING
                        DECEMBER 31,
                        ------------
1999........................................................  $ 1,663
2000........................................................    1,414
2001........................................................    1,152
2002........................................................       39
2003........................................................       10
                                                              -------
          Total minimum lease payments......................    4,278
Less: amount representing interest..........................     (605)
                                                              -------
Present value of minimum lease payments.....................    3,673
Less: current portion.......................................   (1,331)
                                                              -------
  Capital lease obligations, less current portion...........  $ 2,342
                                                              =======

     At December 31, 1998, the Company had approximately $900,000 available on a lease line with a financing company and, in January and February 1999, the Company drew the remaining $900,000 for the purchase of certain property and equipment.

     In March 1999, the Company amended an existing lease credit facility with a vendor which increased the available line by $4,000,000 through March 31, 1999 and an additional $2,000,000 subsequent to March 31, 1999, if certain terms and conditions are met. The $4,000,000 and

                     INTERNAP NETWORK SERVICES CORPORATION

$2,000,000 increases require the Company to maintain $539,100 and $359,400, respectively, in a restricted account for twenty four months. Alternatively, the Company may establish an unused line of credit at a commercial bank for the same amounts.

6. INCOME TAXES:

     Prior to the re-incorporation of the Company in October 1997, the Company operated as an LLC and was not subject to income taxes.

     As of December 31, 1998, the Company has net operating loss carryforwards of approximately $7,242,000, expiring through 2018. The Company has placed a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets. Management evaluates, on a quarterly basis, the recoverability of the deferred tax asset and the level of the valuation allowance. At such time as it is determined that it is more likely than not that the deferred tax assets are realizable, the valuation allowance will be reduced.

     The Company's ability to use its net operating losses to offset future income is subject to restrictions in the Internal Revenue Code which could limit the Company's future use of its net operating losses if certain stock ownership changes occur. The Company's deferred tax assets and liabilities are as follows (in thousands):

                                                                DECEMBER 31,
                                                              ----------------
                                                              1997      1998
                                                              -----    -------
Deferred income tax assets:
  Net operating loss carryforwards..........................  $  94    $ 2,680
  Allowance for doubtful accounts...........................      9         24
  Property and equipment....................................      9         --
  Other.....................................................      2         --
                                                              -----    -------
                                                                114      2,704
Deferred income tax liabilities:
  Property and equipment....................................     --        (58)
                                                              -----    -------
                                                                114      2,646
  Valuation allowance.......................................   (114)    (2,646)
                                                              -----    -------
  Net deferred tax assets...................................  $  --    $    --
                                                              =====    =======

     The following is a reconciliation of the income tax benefit to the amount calculated based on the statutory federal rate of 34% and the estimated state apportioned rate of 3%, net of the federal tax benefit, for the period from inception (May 1, 1996) to December 31, 1996 and for the years ended December 31, 1997 and 1998.

                                                             1996    1997    1998
                                                             ----    ----    ----
Federal income tax benefit at statutory rates..............  (34)%   (34)%   (34)%
State income tax benefit at statutory rates................   --      --      (3)
Non-taxable LLC losses.....................................   34      25      --
Change in valuation allowance..............................   --       9      37
                                                             ---     ---     ---
Effective tax rate.........................................   --%     --%     --%
                                                             ===     ===     ===

                     INTERNAP NETWORK SERVICES CORPORATION

7. EMPLOYEE RETIREMENT PLAN:

     During March 1998, the Company established a 401(k) Retirement Plan (the "Plan") which covers substantially all eligible employees. The Plan is a qualified salary reduction plan in which all eligible participants may elect to have a percentage of their pre-tax compensation contributed to the Plan, subject to certain guidelines issued by the Internal Revenue Service. The Company can contribute to the plan at the discretion of the Board of Directors. To date, no contributions have been made by the Company.

8. COMMITMENTS AND CONTINGENCIES:

OPERATING LEASES

     Leases relating to office space and P-NAP rental space are classified as operating. Future minimum lease payments on non-cancelable operating leases are as follows at December 31, 1998 (in thousands):

                        YEARS ENDING
                        DECEMBER 31,
1999........................................................  $1,009
2000........................................................     944
2001........................................................     904
2002........................................................     754
2003........................................................     484
                                                              ------
                                                              $4,095
                                                              ======

     Rent expense was approximately $61,000, $111,000, $571,000, $95,827
(unaudited) and $1,003,136 (unaudited) for the period from inception (May 1, 1996) to December 31, 1996, for the years ended December 31, 1997 and 1998 and for the six months ended June 30, 1998 and 1999, respectively.

SERVICE COMMITMENTS

     The Company has entered into contracts with a backbone service provider and a local exchange carrier to provide interconnection services. The contract with the local exchange carrier provides for volume pricing based on a minimum monthly payment. The required minimum monthly payment to the local exchange carrier does not begin until six months after the deployment of the related P-NAP and, as a result, will not begin until mid-1999. During that interim period, the monthly payments are based on actual usage.

                     INTERNAP NETWORK SERVICES CORPORATION

     Minimum payments under these service commitments are as follows at December 31, 1998 (in thousands):

                        YEARS ENDING
                        DECEMBER 31,
1999........................................................  $  693
2000........................................................   1,383
2001........................................................   1,054
2002........................................................     240
                                                              ------
                                                              $3,370
                                                              ======

9. SHAREHOLDERS' EQUITY (DEFICIT):

     In January 1999, the Articles of Incorporation were amended to provide for the authorization of additional common and preferred stock (the "Amendment") and, accordingly, the disclosures in the financial statements and related notes have been adjusted to reflect the Amendment for all periods presented.

CONVERTIBLE PREFERRED STOCK

     At December 31, 1998, after giving effect to the Amendment, preferred stock consists of the following (in thousands):

                        ISSUED                   ADDITIONAL     COMMON STOCK
           SHARES         AND                      PAID-IN      RESERVED FOR   LIQUIDATION
SERIES   DESIGNATED   OUTSTANDING   PAR VALUE   CAPITAL (NET)    CONVERSION    PREFERENCE
------   ----------   -----------   ---------   -------------   ------------   -----------
  A         6,667        6,667         $ 7         $  993           6,667        $  680
  B        13,773       12,978          13          7,706          12,978         7,786
  C        29,630           --          --             --              --            --
           ------       ------         ---         ------          ------        ------
           50,070       19,645         $20         $8,699          19,645        $8,466
           ======       ======         ===         ======          ======        ======

     Preferred stock may be issued in one or more series, each with such designations, preferences, rights, qualifications, limitations and restrictions as the Board of Directors of the Company may determine at the time of issuance. During 1997, the Board of Directors authorized 30,000,000 shares of preferred stock. As a result of the Amendment in January 1999, the number of shares authorized for preferred stock was increased to 50,069,615 shares.

     Each share of Series A, Series B and Series C preferred stock is convertible on a one-for-one basis to common stock at the option of the holder, subject to adjustment in certain instances or automatically upon registration of the Company's common stock pursuant to a public offering under the Securities Act of 1933, as amended (an "Offering"). The Series A and Series B preferred stock would be converted upon an Offering at a price of not less than $1.20 per share with aggregate proceeds of not less than $7,000,000. The Series C preferred stock would be converted upon an Offering at a price of not less than $3.00 per share with aggregate proceeds of not less than $20,000,000. Automatic conversion of Series A and Series B preferred stock would also occur on such date as fewer than 1,333,333 and 2,185,609 shares remained outstanding, respectively. Additionally, automatic conversion of Series A preferred stock would occur upon written agreement of the holders

                     INTERNAP NETWORK SERVICES CORPORATION
of a majority of Series A preferred stock, or, in the case of Series B and Series C preferred stock, upon written agreement of the holders of 66 2/3% of such shares.

     The holder of each share of preferred stock has the right to one vote for each share of common stock into which such preferred stock can be converted. Preferred shareholders have the same voting rights and powers as common shareholders. Holders of the Company's preferred stock and warrants also have certain registration rights.

     Holders of preferred stock are entitled to receive dividends in preference to any dividends paid to holders of common stock. Dividends are based on a rate equal to 8% per share per annum of the original issue price, or $.102, $.60 and $1.08 per share for Series A, Series B, and Series C preferred stock, respectively. No dividends shall be paid to common or Series A preferred shareholders unless all dividends payable to Series B and Series C preferred shareholders have been paid or set apart on a pro rata basis. Dividends are not cumulative and are payable when and if declared by the Board of Directors.

     In the event of a liquidation of the Company, the holders of Series B and Series C preferred stock will receive a liquidation preference of up to $.60 and $1.08 per share, respectively, over the holders of common or Series A preferred stock, adjusted for any combinations, consolidations, stock distributions, or declared but unpaid dividends. Upon satisfaction of the Series B and Series C preferred stock liquidation preference, distributions will be made to Series A preferred shareholders in an amount equal to $.102 per share, adjusted for any combinations, consolidations, stock distributions, or declared but unpaid dividends. Upon completion of preference distributions to Series A, Series B and Series C preferred shareholders, any remaining amounts will be distributed among the holders of Series A, Series B, and Series C preferred stock and common shareholders on a pro rata basis.

COMMON STOCK

     As a result of the Amendment, the number of shares of common stock authorized was increased to 100,000,000 from 70,000,000.

CLASS A AND B UNITS

     During 1996, conducting business as an LLC, the Company issued 2,000,000 Class A units to its founding members upon incorporation and subsequently sold 4,000,000 Class B units. All units were exchanged for preferred and common stock during 1997 as part of the re-incorporation.

WARRANTS TO PURCHASE SERIES B PREFERRED STOCK

     During 1997, the Company issued warrants to purchase up to 785,759 shares of Series B preferred stock at $.60 per share in conjunction with its bridge financing. During 1998, the Company issued warrants to purchase up to 125,001 shares of Series B preferred stock at $.60 per share in connection with various lease financings. The warrants to purchase Series B preferred stock automatically convert to warrants to purchase common stock upon the automatic conversion of the Series B preferred stock into common stock. During 1998, a warrant holder exercised warrants to purchase 116,666 shares of Series B preferred stock, resulting in proceeds to the Company of $70,000.

                     INTERNAP NETWORK SERVICES CORPORATION

Outstanding warrants to purchase shares of Series B preferred stock at December 31, 1998 are as follows (shares in thousands):

 YEAR OF     EXERCISE
EXPIRATION    PRICE     SHARES
----------   --------   ------
   2002        $.60      669
   2008        $.60      125
                         ---
                         794
                         ===

     During January of 1999, two warrant holders exercised warrants to purchase a total of 193,958 shares of Series B preferred stock, resulting in proceeds to the Company of $116,375.

10. STOCK OPTION PLAN:

     In March 1998, the Company's Board of Directors adopted the 1998 Stock Option/Stock Issuance Plan (the "1998 Plan"), which provides for the issuance of incentive stock options ("ISOs") and non-qualified options to eligible individuals responsible for the management, growth and financial success of the Company. The Company has applied the accounting principles discussed below to stock option commitments made by the Company. Shares of common stock reserved for the 1998 Plan in March 1998 totaled 4,035,000 and were increased to 5,035,000 in January 1999.

     ISOs may be issued only to employees of the Company and have a maximum term of 10 years from the date of grant. The exercise price for ISOs may not be less than 100% of the estimated fair market value of the common stock at the time of the grant. In the case of options granted to holders of more than 10% of the voting power of the Company, the exercise price may not be less than 110% of the estimated fair market value of the common stock at the time of grant, and the term of the option may not exceed five years. Options become exercisable in whole or in part from time to time as determined by the Board of Directors, which will administer the Plan. Both ISOs and non-qualified options generally vest over four years.

     The Company has elected to account for stock-based compensation using the intrinsic value method prescribed in APB 25. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company's stock at the date of grant over the exercise price to be paid to acquire the stock.

     Option activity for 1998 is as follows (there was no activity in 1997 and for the period from inception (May 1, 1996) to December 31, 1996) (shares in thousands):

                                                                  WEIGHTED
                                                                  AVERAGE
                                                      SHARES   EXERCISE PRICE
                                                      ------   --------------
Granted.............................................  3,412         $.10
Exercised...........................................     --           --
Canceled............................................     --           --
                                                      -----
Balance, December 31, 1998..........................  3,412         $.10
                                                      =====

     Options granted during 1998 include 400,000 non-qualified options granted to members of the Board of Directors ("Directors' Options") which are immediately exercisable, and upon exercise, are

                     INTERNAP NETWORK SERVICES CORPORATION
subject to the terms of restricted stock purchase agreements. The Directors' Options, or if exercised, the related restricted stock, vest over a period of four years from the vesting commencement date, as determined by the Board of Directors.

     The following table summarizes information about options outstanding at December 31, 1998 (shares in thousands):

                                                          OPTIONS EXERCISABLE (EXCLUDING
                OPTIONS OUTSTANDING                        OPTIONS WHICH SHARES WOULD BE
----------------------------------------------------      SUBJECT TO THE COMPANY'S RIGHT
                                    WEIGHTED AVERAGE              OF REPURCHASE)
                      NUMBER           REMAINING          -------------------------------
                        OF          CONTRACTUAL LIFE       NUMBER        WEIGHTED AVERAGE
EXERCISE PRICES       SHARES           (IN YEARS)         OF SHARES       EXERCISE PRICE
---------------      ---------      ----------------      ---------      ----------------
         $.06          1,916              9.49               184               $.06
         $.15          1,496              9.85                --                 --
                       -----                                 ---
  $.06 - $.15          3,412              9.65               184               $.06
                       =====                                 ===

     The Company has adopted the disclosure only provisions of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation." Pro forma information regarding the net loss is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value of options granted in 1998 was estimated at the date of grant using the minimum value method allowed for non-public companies assuming no expected dividends and the following weighted-average assumptions: risk-free interest rate of 6.00%; volatility of 0%; and an expected life of 6 years.

     For purposes of the pro forma disclosures, the estimated fair value of options is amortized to expense over the options' vesting periods. If the Company had accounted for compensation expense related to stock options under the fair value method prescribed by SFAS No. 123, the net loss and the basic and diluted net loss per share for the year ended December 31, 1998 would have been approximately $6,985,000 and $2.09, respectively.

     During 1998, options to purchase 3,411,749 shares of the Company's common stock, with a weighted-average exercise price of $.10 per share and a weighted-average option fair value of $.23 per share, were granted with an exercise price below the estimated market value at the date of grant.

DEFERRED STOCK COMPENSATION

     During 1998, the Company issued stock options to certain employees under the 1998 Plan with exercise prices below the deemed fair value of the Company's common stock at the date of grant. In accordance with the requirements of APB 25, the Company has recorded deferred stock compensation for the difference between the exercise price of the stock options and the deemed fair value of the Company's common stock at the date of grant. This deferred stock compensation is amortized to expense over the period during which the options or common stock subject to repurchase vest, generally four years, using an accelerated method as described in Financial Accounting Standards Board Interpretation No. 28. As of December 31, 1998, the Company has recorded deferred stock compensation related to these options in the total amount of $697,830, of which $204,599 has been amortized to expense during 1998. The weighted average exercise price of

                     INTERNAP NETWORK SERVICES CORPORATION
the 3,411,749 options to purchase common stock was $.10 and the weighted average fair value per share was $.31 during 1998.

11. EVENTS SUBSEQUENT TO DECEMBER 31, 1998:

BRIDGE NOTES PAYABLE

     In January 1999, the Company borrowed $1,100,000 from two existing shareholders as a bridge loan until the completion of the Series C financing. Interest on these notes was at prime plus 2% and was repaid in full, plus accrued interest, during February of 1999.

PREFERRED STOCK

     In February 1999, the Company sold 29,629,630 shares of Series C preferred stock at a price of $1.08 per share, resulting in gross proceeds of approximately $32,000,000, prior to deducting issuance costs.

DEBT COVENANTS

     The bank line of credit agreement requires that the Company provide audited financial statements prior to March 31 of each year. The December 31, 1998 financial statements were issued subsequent to March 31, 1999 and, accordingly, resulted in a violation of this covenant. The Company has obtained a waiver for this violation from the bank.

12. EVENTS SUBSEQUENT TO DECEMBER 31, 1998 (UNAUDITED):

FINANCING ARRANGEMENTS

     Line of Credit: During July 1999, the Company amended its existing line of credit and established a new line of credit (the "New Line") with the same financial institution. The New Line allows the Company to borrow up to $3,000,000, as limited by certain borrowing base requirements which include maintaining certain levels of monthly revenues and customer turnover ratios. The New Line requires monthly payments of interest only at prime plus 1% and matures on June 30, 2000. Events of default for the New Line include failure to maintain certain financial covenants or a material adverse change in the financial position of the Company. A material adverse change is defined as a material impairment in the perfection or priority of the bank's collateral or a material impairment of the prospect of repayment of the New Line. The Company borrowed an additional $900,000 on the New Line during July 1999.


     Equipment Financing: During August 1999, the Company entered into an equipment financing arrangement with a finance company which allows borrowings of up to $5,000,000 for the purchase of property and equipment. The equipment financing arrangement includes sublimits of $3,500,000 for equipment costs and $1,500,000 for the acquisition of software and other P-NAP and facility costs. Loans under the $3,500,000 sublimit require monthly principal and interest payments over a term of 48 months. This facility bears interest at 7.47% plus an index rate based on the yield of 4-year U.S. Treasury Notes (13.11% at August 31, 1999). Loans under the $1,500,000 sublimit require monthly principal and interest payments over a term of 36 months. This facility bears interest at 7.45% plus an index rate based on the yield of 4-year U.S. Treasury Notes (13.09% at August 31, 1999).

                     INTERNAP NETWORK SERVICES CORPORATION

Borrowings under each sublimit must be made prior to May 1, 2000. During August 1999, the Company borrowed approximately $1,900,000 pursuant to this arrangement. Amounts borrowed are collateralized by the property and equipment purchased and require monthly payments of principle and interest.


     Standby Credit Facility. On August 31, 1999, the Company signed a financing commitment letter with 7 shareholders, including a director of the Company who will also act as the administrative agent for the proposed facility. Upon completion of a definitive agreement, the facility will allow the Company to draw up to $10,000,000 prior to December 31, 1999. The facility will bear interest at prime plus 2% with principal and interest due on the earlier of six months from the first draw or a public or private sale of stock. Additionally, upon completion of the definitive agreement, the Company will issue warrants to purchase 100,000 shares of common stock with an exercise price equal to the Company's initial public offering share price or a price determined in a private sale of stock. Further, at the Company's option, the facility can be extended for an additional six month term in consideration for the issuance of warrants to purchase an additional 100,000 shares of common stock.


     Sale of Equity. On September 17, 1999, the Company entered into an agreement with Inktomi Corporation ("Inktomi") to sell $20,000,000 of common stock in a private placement that will close at the same time or immediately after the closing of the Company's initial public offering. Inktomi will pay the same price per share paid by the public in the initial public offering, less an amount equivalent to the underwriting discounts and commissions per share. The Company will also issue Inktomi a warrant to purchase additional shares of common stock. The number of shares underlying the warrant will be equal to 50% of the number of shares Inktomi purchases in the private placement, and the exercise price per share will be 150% of the price Inktomi pays in the private placement. The warrant will have a 2 year term and include demand and piggyback registration rights. The agreement also prohibits Inktomi from acquiring additional shares of the Company's common stock for a period of 2 years. The Company will pay a placement fee of $1,000,000 upon closing of the private placement. In addition, the Company has agreed to use its best efforts to complete a technical and marketing agreement with Inktomi by November 19, 1999.


STOCK OPTIONS


     During the six months ended June 30, 1999, the Company granted an additional 1,468,500 options under the 1998 Plan. During June 1999, the Company's Board of Directors adopted the 1999 Equity Incentive Plan (the "1999 Plan") which provides for the issuance of ISOs and nonqualified stock options to eligible individuals responsible for the management, growth and financial success of the Company. As of June 30, 1999, 6,500,000 shares of common stock are reserved for the 1999 Plan, of which 2,004,000 options were outstanding. The terms of the 1999 Plan are the same as the 1998 Plan with respect to ISO treatment and vesting. During the six months ended June 30, 1999, the Company granted 3,482,500 options with exercise prices below the deemed fair value of the Company's common stock and recorded approximately $15,406,000 of deferred stock compensation related to such options, and amortized approximately $1,787,000 to expense. The weighted average exercise price per share of the 3,482,500 options to purchase common stock was $2.72 and the weighted average fair value per share was $7.14 during 1999. Subsequent to June 30, 1999, the Company granted 943,000 options to purchase shares of common stock to certain employees with exercise prices below the deemed fair value of the Company's common stock and will record approximately $5,558,000 of deferred compensation related to such options.

                     INTERNAP NETWORK SERVICES CORPORATION

NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN

     During July 1999, the Company adopted the 1999 Non-Employee Directors' Stock Option Plan (the "Director Plan"). The Director Plan provides for the grant of non-qualified stock options to non-employee directors. A total of 500,000 shares of the Company's common stock have been reserved for issuance under the Director Plan. Initial grants, which are fully vested as of the date of the grant, of 40,000 shares of the Company's common stock are to be made under the Director Plan to all non-employee directors upon the closing of an initial public offering and, thereafter, to each eligible non-employee director on the date such person is first elected or appointed as a non-employee director. On the day after each of the Company's annual shareholder meetings, starting with the annual meeting in 2000, each non-employee director will automatically be granted a fully vested and exercisable option for 10,000 shares, provided such person has been a non-employee director of the Company for at least the prior six months. The options are exercisable as long as the non-employee director continues to serve as a director, employee or consultant of the Company or any of its affiliates.

EMPLOYEE STOCK PURCHASE PLAN

     During July 1999, the Company adopted the Employee Stock Purchase Plan (the "ESPP"). The ESPP allows all full-time employees to participate by purchasing the Company's common stock using a uniform percentage of compensation at a discount allowed under guidelines issued by the Internal Revenue Service. A total of 1,500,000 shares of the Company's common stock has been reserved for issuance under the ESPP. Each year, the number of shares reserved for issuance under the purchase plan will automatically be increased by 2% of the total number of shares of common stock then outstanding or, if less, by 1,500,000 shares.

COMMON STOCK

     During July 1999, the Board of Directors increased the number of authorized shares of common stock to 300,000,000 shares.

OPERATING LEASES

     As of June 30, 1999, the Company entered into various operating lease agreements which increased the total payments that will be paid on non-cancelable leases over the next five years by approximately $5,205,000 to approximately $9,300,000.

                                [INTERNAP LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

SEC registration fee........................................  $   41,721
NASD filing fee.............................................      15,508
Nasdaq National Market listing fee..........................      95,000
Printing and engraving costs................................     200,000
Legal fees and expenses.....................................     425,000
Accounting fees and expenses................................     250,000
Blue Sky fees and expenses..................................       5,000
Transfer Agent and Registrar fees...........................      10,000
Miscellaneous expenses......................................      57,771
                                                              ----------
          Total.............................................  $1,100,000
                                                              ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Sections 23B.08.500 through 23.B.08.600 of the Washington Business Corporation Act (the "WBCA") authorize a court to award, or a corporation's board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). The directors and officers of InterNAP also may be indemnified against liability they may incur for serving in that capacity pursuant to a liability insurance policy maintained by InterNAP for such purpose.

     Section 23B.08.320 of the WBCA authorizes a corporation to limit a director's liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, knowing violations of law or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Section 5 of InterNAP's Amended and Restated Articles of Incorporation, as amended by Articles of Amendment (Exhibit 3.2 hereto) contains provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director's liability to InterNAP and its shareholders.

     InterNAP has entered into certain indemnification agreements with its directors and certain of its officers, the form of which is attached as Exhibit
10.1 to this Registration Statement and incorporated herein by reference. The indemnification agreements provide InterNAP's directors and certain of its officers with indemnification to the maximum extent permitted by the WBCA.

     The Underwriting Agreement, which is attached as Exhibit 1.1 to the Registration Statement, provides for indemnification by the Underwriters of InterNAP and its executive officers and directors and by InterNAP of the Underwriters, for certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the Underwriters for inclusion in this Registration Statement.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     During the past three years, we have issued unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and we believe that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access to information about us, through their relationships with us.

     Since May 1, 1996 we have issued and sold the following securities:

     Pursuant to a Limited Liability Company Agreement of InterNAP Network Services, L.L.C., dated October 11, 1996, we sold 1,787,180 Class A Units in InterNAP Network Services, L.L.C. to certain investors, including our officers Paul E. McBride, Christopher D. Wheeler and Anthony C. Naughtin, for an aggregate consideration of $1,787. InterNAP Network Services, L.L.C. was dissolved on October 27, 1997. InterNAP was incorporated in the State of Washington in October 1997. These Class A Units were exchanged for shares of common stock at an exchange ratio of 1 to 1.667.

     In May 1996, we issued 2,000,000 Class B Units in InterNAP Network Services, L.L.C. to Robert J. Lunday, Jr., in consideration for arranging a guarantee of certain of our leasehold obligations and an unconditional promise to contribute $500,000 to our capital on or before October 15, 1996. Additionally, Lunday Communications loaned us $475,000 in 1996 and we repaid the principal and interest during 1996. Robert J. Lunday, Jr., one of our directors, is president of Lunday Communications, Inc. Further, in May 1996, Mr. Lunday purchased an additional 2,000,000 Class B Units for $500,000. These Class B Units were exchanged for shares of Series A preferred stock at an exchange ratio of 1 to 1:667.

     On October 29, 1997, December 29, 1997 and February 4, 1998, we sold an aggregate of 12,862,558 shares of Series B preferred stock to 36 investors, including H&Q InterNAP Investors, L.P., TI Ventures, LP and Vulcan Ventures Incorporated, three of our principal shareholders, at an aggregate purchase price of $7,717,534 or $.60 per share. The investor group included Robert D. Shurtleff, Jr., one of our directors, who converted a promissory note dated February 13, 1997 in the amount of $125,000 plus accrued interest for 221,638 shares of Series B preferred stock.

     On January 28, 1999 and February 26, 1999, we sold an aggregate of 29,629,630 shares of Series C preferred stock to 44 investors, including Robert
D. Shurtleff, Jr., one of our directors, and H&Q InterNAP Investors, L.P., Morgan Stanley Dean Witter Venture Partners, Oak Investment Partners VIII, L.P., TI Ventures, LP and Vulcan Ventures Incorporated, five of our principal shareholders, at an aggregate purchase price of $32,000,000 or $1.08 per share.

     From May 1, 1996 to December 1998, we issued warrants to 12 private investors to purchase an aggregate of 794,092 shares of Series B preferred stock at a weighted average exercise price of $.60.

     In May and September 1998, we issued warrants to First Portland Corporation and Phoenix Leasing Incorporated, to purchase an aggregate of 116,668 shares of Series B preferred stock at a weighted average exercise price of $.60.

     From July 22, 1998, date of the first issuance of options under our 1998 Stock Option Plan, through August 31, 1999, we granted stock options to purchase an aggregate of 4,880,249 shares of common stock, with exercise prices ranging from $.06 to $.80 per share, to employees and directors pursuant to our 1998 Stock Option Plan. Of these options, options for an aggregate of 810,255 shares have been exercised, options for an aggregate of 347,879 shares are exercisable, options for an aggregate of 80,445 shares have been cancelled and options for an aggregate of 3,979,029 shares remain outstanding. Pursuant to our 1999 Equity Incentive Plan, as of August 31, 1999 we have granted stock options to purchase 2,884,000 shares of our common stock, with exercise prices ranging from $4.00 to $8.00 per share to employees, consultants and directors of which 15,000 have been cancelled and options for an aggregate of 2,869,000 remain outstanding.



     On September 17, 1999, we entered into an agreement with Inktomi Corporation to sell $20,000,000 of common stock in a private placement that will close at the same time or immediately after the closing of our initial public offering. Inktomi will pay the same price per share paid by the public in the initial public offering, less underwriting discounts and commissions per share. We will also issue Inktomi a warrant to purchase additional shares of common stock. The number of shares underlying the warrant will be equal to 50% of the number of shares Inktomi purchases in the private placement, and the exercise price per share will be 150% of the price Inktomi pays in the private placement.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) EXHIBITS


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 1.1+     Form of Underwriting Agreement.
 3.1+     Amended and Restated Articles of Incorporation of InterNAP,
          as amended.
 3.2+     Form of Amended and Restated Articles of Incorporation to be
          filed upon the closing of the offering made pursuant to this
          Registration Statement.
 3.3+     Bylaws of InterNAP, as currently in effect.
 3.4+     Form of Amended and Restated Bylaws of InterNAP to be filed upon the closing of the offering made pursuant to this
          Registration Statement.
 4.1+     Specimen Common Stock Certificate.
 5.1+     Opinion of Cooley Godward LLP.
10.1+     Form of Indemnification Agreement between the Registrant and each of its directors and certain of its officers.
10.2+     1999 Non-Employee Directors' Stock Option Plan.
10.3+     Form of 1999 Non-Employee Directors' Stock Option Agreement.
10.4+     1999 Employee Stock Purchase Plan.
10.5+     1998 Stock Option/Stock Issuance Plan.
10.6+     Form of 1998 Stock Option Agreement.
10.7+     1999 Equity Incentive Plan.
10.8+     Form of 1999 Equity Incentive Plan Stock Option Agreement.
10.9+     Lease Agreement, dated June 11, 1998, between Registrant and
          Union Square Limited Partnership, as amended.
10.10+    Lease Agreement, dated June 1, 1996, between Registrant and
          Sixth & Virginia Properties.
10.11+    Form of Employee Confidentiality, Nonraiding and
          Noncompetition Agreement used between Registrant and its
          Executive Officers.
10.12+    Form of Stock Purchase Warrant.
10.13+    Preferred Stock Purchase Warrant, dated December 15, 1998, between Registrant and Bob Kingsbook.
10.14+    Preferred Stock Purchase Warrant, dated September 1, 1998, between Registrant and Phoenix Leasing Incorporated.

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
10.15+    Preferred Stock Purchase Warrant, dated May 5, 1998, between
          Registrant and First Portland Corporation.
10.16+    Preferred Stock Purchase Warrant, dated December 24, 1998, between Registrant and Robert Shurtleff, Jr.
10.17+    Amended and Restated Investor Rights Agreement, dated
          January 28, 1999.
10.18+    Shareholders Agreement, dated October 1, 1997.
10.19+    Amended and Restated Loan and Security Agreement, dated June
          30, 1999, between Registrant and Silicon Valley Bank.
10.20+    Master Agreement To Lease Equipment, dated January 20, 1998 between Registrant and Cisco Systems Capital Corporation.
10.21+    Employment Agreement, dated April 10, 1996, between
          Registrant and Christopher D. Wheeler.
10.22+    Employment Agreement, dated May 16, 1996, between Registrant and Anthony C. Naughtin.
10.23+    Employee Confidentiality, Nonraiding and Noncompetition
          Agreement, dated May 16, 1996 between Registrant and Paul E.
          McBride.
10.24+    Employment Agreement, dated March 18, 1998, between
          Registrant and Michael Ortega.
10.25+    Standby Loan Facility Commitment Letter, dated August 31,
          1999, between Registrant and David Cornfield, Dan Newell,
          Richard Saada, Paul Canniff, Robert Lunday, Todd Warren,
          Robert D. Shurtleff, Jr. and S.L. Partners, Inc.
10.26+    Master Loan and Security Agreement, dated August 23, 1999
          between Registrant and Finova Capital Corporation.
10.27     Common Stock and Warrant Purchase Agreement, dated September
          17, 1999, between Registrant and Inktomi Corporation.
23.1      Consent of PricewaterhouseCoopers LLP, Independent
          Accountants.
23.2+     Consent of Counsel (included in Exhibit 5.1).
24.1+     Power of Attorney (contained on signature page).
27.1+     Financial Data Schedule.


-------------------------
+ Previously filed.


(b) SCHEDULES



SCHEDULE
 NUMBER                            DESCRIPTION
--------                           -----------
  1.1      Report of Independent Accountants on Financial Statement
           Schedule.
  1.2      Valuation and Qualifying Accounts and Reserves Schedule.


ITEM 17. UNDERTAKINGS

     We hereby undertake to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by our director, officer, or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     We hereby undertake that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of Prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act will be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, InterNAP has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereinto duly authorized, in the City of Seattle, State of Washington, on the 20th day of September, 1999.


                                          INTERNAP NETWORK SERVICES
                                          CORPORATION

                                          By:                  *
                                             -----------------------------------
                                                     Anthony C. Naughtin
                                                 Chief Executive Officer and
                                                          President


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



                      SIGNATURE                                  TITLE                   DATE
                      ---------                                  -----                   ----
                          *                             Chief Executive Officer   September 20, 1999
-----------------------------------------------------  and President (Principal
                 Anthony C. Naughtin                      Executive Officer)

                 /s/ PAUL E. MCBRIDE                   Vice President and Chief   September 20, 1999
-----------------------------------------------------      Financial Officer
                   Paul E. McBride                      (Principal Finance and
                                                          Accounting Officer)

                          *                              Chairman of the Board    September 20, 1999
-----------------------------------------------------
                  Eugene Eidenberg

                          *                                    Director           September 20, 1999
-----------------------------------------------------
                 William J. Harding

                          *                                    Director           September 20, 1999
-----------------------------------------------------
                 Frederic W. Harman

                          *                                    Director           September 20, 1999
-----------------------------------------------------
                Robert J. Lunday, Jr.

                          *                                    Director           September 20, 1999
-----------------------------------------------------
                    Kevin L. Ober

                      SIGNATURE                                  TITLE                   DATE
                      ---------                                  -----                   ----
                          *                                    Director           September 20, 1999
-----------------------------------------------------
              Robert D. Shurtleff, Jr.

               By: /s/ PAUL E. MCBRIDE
  -------------------------------------------------
                   Paul E. McBride
                 (Attorney-in-Fact)

                      Report of Independent Accountants on
                         Financial Statement Schedule


To the Board of Directors and Shareholders
InterNAP Network Services Corporation

Our audits of the financial statements referred to in our report dated
April 2, 1999 appearing in the Registration Statement on Form S-1 also included an audit of the financial statement schedule listed in Item 16 of this Form S-1. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements.


PricewaterhouseCoopers LLP


Seattle, Washington
April 2, 1999

Valuation and qualifying accounts and reserves (in thousands)


                                          Balance at      Charges to    Charges to                    Balance at
                                         beginning of      costs &         other                         end of
Description                              fiscal period     expenses      accounts     Deductions     fiscal period
------------------------------------     -------------    ----------    ----------    ----------     -------------
Year Ended December 31, 1997
     Allowance for doubtful accounts                       $      27                                    $       27
     Tax valuation allowance                                              $    114                             114

Year Ended December 31, 1998
     Allowance for doubtful accounts        $       27           140                     $   102                65
     Tax valuation allowance                       114                       2,532                           2,646


                                 EXHIBIT INDEX


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 1.1+     Form of Underwriting Agreement.
 3.1+     Articles of Incorporation of InterNAP, as amended.
 3.2+     Form of Amended and Restated Articles of Incorporation to be
          filed upon the closing of the offering made pursuant to this
          Registration Statement.
 3.3+     Bylaws of InterNAP, as currently in effect.
 3.4+     Form of Amended and Restated Bylaws of InterNAP to be filed upon the closing of the offering made pursuant to this
          Registration Statement.
 4.1+     Specimen Common Stock Certificate.
 5.1+     Opinion of Cooley Godward LLP.
10.1+     Form of Indemnification Agreement between the Registrant and each of its directors and certain of its officers.
10.2+     1999 Non-Employee Directors' Stock Option Plan.
10.3+     Form of 1999 Non-Employee Directors' Stock Option Agreement.
10.4+     1999 Employee Stock Purchase Plan.
10.5+     1998 Stock Option/Stock Issuance Plan.
10.6+     Form of 1998 Stock Option Agreement.
10.7+     1999 Equity Incentive Plan.
10.8+     Form of 1999 Equity Incentive Plan Stock Option Agreement.
10.9+     Lease Agreement, dated June 11, 1998, between Registrant and
          Union Square Limited Partnership, as amended.
10.10+    Lease Agreement, dated June 1, 1996, between Registrant and
          Sixth & Virginia Properties.
10.11+    Form of Employee Confidentiality, Nonraiding and
          Noncompetition Agreement used between Registrant and its
          Executive Officers.
10.12+    Form of Stock Purchase Warrant.
10.13+    Preferred Stock Purchase Warrant, dated December 15, 1998, between Registrant and Bob Kingsbook.
10.14+    Preferred Stock Purchase Warrant, dated September 1, 1998, between Registrant and Phoenix Leasing Incorporated.
10.15+    Preferred Stock Purchase Warrant, dated May 5, 1998, between
          Registrant and First Portland Corporation.
10.16+    Preferred Stock Purchase Warrant, dated December 24, 1998, between Registrant and Robert Shurtleff, Jr.
10.17+    Amended and Restated Investor Rights Agreement, dated
          January 28, 1999.
10.18+    Shareholder Agreement, dated October 1, 1997.
10.19+    Amended and Restated Loan and Security Agreement, dated June
          30, 1999, between Registrant and Silicon Valley Bank.
10.20+    Master Agreement To Lease Equipment, dated January 20, 1998 between Registrant and Cisco Systems Capital Corporation.
10.21+    Employment Agreement, dated April 10, 1996, between
          Registrant and Christopher D. Wheeler.
10.22+    Employment Agreement, dated May 16, 1996, between Registrant and Anthony C. Naughtin.
10.23+    Employee Confidentiality, Nonraiding and Noncompetition
          Agreement, dated May 16, 1996 between Registrant and Paul E.
          McBride.
10.24+    Employment Agreement, dated March 18, 1998, between
          Registrant and Michael Ortega.

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
10.25+    Standby Loan Facility Commitment Letter, dated August 31,
          1999, between Registrant and David Cornfield, Dan Newell,
          Richard Saada, Paul Canniff, Robert Lunday, Todd Warren,
          Robert D. Shurtleff, Jr. and S.L. Partners, Inc.
10.26+    Master Loan and Security Agreement, dated August 23, 1999
          between Registrant and Finova Capital Corporation.
10.27     Common Stock and Warrant Purchase Agreement, dated September
          17, 1999, between Registrant and Inktomi Corporation.
23.1      Consent of PricewaterhouseCoopers LLP, Independent
          Accountants.
23.2+     Consent of Counsel (included in Exhibit 5.1).
24.1+     Power of Attorney (contained on signature page).
27.1+     Financial Data Schedule.


-------------------------

+ Previously filed.